UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Consolidated financial statements

Year ended December 31, 2009

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CONSOLIDATED INCOME STATEMENT

6

STATEMENT OF COMPREHENSIVE INCOME

7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

11

CONSOLIDATED STATEMENT OF CASH FLOWS

12

SEGMENT INFORMATION

14

Note 1 - Description of business and basis of preparation of the consolidated financial statements

26

Note 2 - Accounting Policies

32

Note 3 - Main acquisitions, disposals and changes in scope of consolidation

49

Note 4 - Revenues

54

Note 5 - Operating income and expense

55

Note 6 - Gains and losses on disposals of assets

57

Note 7 - Restructuring costs

57

Note 8 - Impairment

58

Note 9 - Gains and losses related to financial assets and liabilities

63

Note 10 - Income tax

65

Note 11 - Discontinued operations, assets held for sale and liabilities related to assets held for sale

69

Note 12 – Goodwill

70

Note 13 - Other intangible assets

71

Note 14 - Property, plant and equipment

73

Note 15 - Interests in associates

75

Note 16 - Assets available for sale

78

Note 17 – Broadcasting rights and equipment inventories

80

Note 18 - Loans and receivables

81

Note 19 - Financial assets at fair value through profit or loss

83

Note 20 - Other assets and prepaid expenses

84

Note 21 - Equity

85

Note 22 - Financial liabilities and net financial debt

88

Note 23 - Derivative instruments

96

Note 24 - Employee benefits

101

Note 25 – Provisions

109

Note 26 – Other liabilities and deferred income

115

Note 27 - Other information relating to share-based payment and similar compensation

116

Note 28 – Other information on exposure to market risks

121

Note 29 – Other information on the fair value of financial assets and liabilities

130

Note 30 – Other information on statement of cash flows

133

Note 31 – Unrecognized contractual commitments

134

Note 32 – Litigation

139

Note 33 – Related-party transactions

145

Note 34 – Subsequent events

148

Note 35 – Fees paid to statutory auditors

149

Note 36 – Scope of consolidation

150

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CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	2009	2008	2007
Revenues	4	45,944	47,699	46,568
External purchases	5.1	(19,170)	(19,893)	(18,963)
Other operating Income	5.2	560	604	680
Other operating expense	5.3	(2,288)	(2,110)	(2,213)
Labour expenses	5.4	(9,094)	(8,536)	(8,914)
Gain (losses) on disposal and other gains (losses)	6	(4)	(29)	775
Restructuring costs	7	(213)	(442)	(187)
Share of profits (losses) of associates	15	23	(210)	4
ECFI's ruling of November 30, 2009	32	(964)	-	-
Depreciation and amortization	13-14	(6,417)	(6,859)	(7,077)
Impairment of goodwill	8	(449)	(270)	(26)
Impairment of fixed assets	8	(69)	(9)	(107)
Operating Income		7,859	9,945	10,540
Cost of gross financial debt	9	(2,293)	(3,074)	(2,857)
Income and expense on net debt assets	9	133	267	281
Foreign exchange gains (losses)	9	(65)	(54)	10
Other financial Income and expense	9	(74)	(96)	(81)
Finance costs, net		(2,299)	(2,957)	(2,647)
Income tax	10	(2,295)	(2,899)	(1,245)
Consolidated net income after tax of continuing operations		3,265	4,089	6,648
Consolidated net income after tax of discontinued operations	11	200	403	171
Consolidated net income after tax		3,465	4,492	6,819
Net income attributable to owners of the parent		2,997	4,069	6,300
Non-controlling interests	21	468	423	519
Earnings per shares (in euros)	21
Net income of continuing operations attributable to owners of France Telecom S.A.
- basic		1.06	1.40	2.36
- diluted		1.06	1.39	2.30
Net income of discontinued operations attributable to owners of France Telecom S.A.
- basic		0.08	0.15	0.07
- diluted		0.08	0.15	0.06
Net income attributable to owners of France Telecom S.A.
- basic		1.13	1.56	2.42
- diluted		1.13	1.54	2.36
The accompanying notes are an integral part of the consolidated financial statements

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STATEMENT OF COMPREHENSIVE INCOME

Amounts in millions of euros	Note	2009	2008	2007
Consolidated net income after tax		3,465	4,492	6,819
Gains (losses) on available-for-sale financial assets	16	32	(54)	(38)
Gains (losses) on cash flow hedge	23	(173)	405	319
Gains (losses) on net investment hedges	23	-	(26)	0
Exchange differences on translating foreign operations	21	(136)	(1,001)	255
Share of other comprehensive Income in associates	15	(5)	-	-
Income tax relating to components of other comprehensive income	10	62	(145)	(108)
Other comprehensive income for the year, net of tax of continuing operations		(220)	(821)	428
Gains (losses) on cash flow hedge		(54)	54	-
Exchange differences on translating foreign operations		311	(1,008)	(699)
Other comprehensive income for the year, net of tax of discontinued operations		257	(954)	(699)
Consolidated other comprehensive income for the year, net of tax of discontinued operations		37	(1,775)	(271)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		3,502	2,717	6,548
Total comprehensive income attributable to owners the parent		3,028	2,486	5,965
Non-controlling interests		474	231	583
The accompanying notes are an integral part of the consolidated financial statements This new statement is presented according to IAS1 Standard (revised) (see note 1.2)

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)		At December 31, 2009	At December 31, 2008(1)	At December 31, 2007(1)	At January 1, 2007(1)*
ASSETS
Goodwill	12	28,173	30,301	30,807	30,962
Other Intangible assets	13	10,376	14,451	16,658	18,713
Property, plant and equipment	14	24,321	26,534	27,849	28,222
Interests in associates	15	292	172	282	360
Assets available for sale	16	221	203	518	338
Non-current loans and receivables	18	2,555	1,554	1,960	867
Non-current financial assets at fair value through profit or loss	19	199	106	54	44
Non-current hedging derivatives assets	23	180	624	42	37
Other non-current assets	20	32	32	63	39
Deferred tax assets	10	3,739	5,142	7,273	8,250
Total non-current assets		70,088	79,119	85,506	87,832
Inventories	17	632	976	1,068	844
Trade receivables	18	5,494	6,163	6,556	6,756
Current loans and other receivables	18	1,088	63	81	53
Current financial assets at fair value through profit or loss, excluding cash equivalents	19	92	721	534	543
Current hedging derivatives assets	23	18	75	12	3
Other current assets	20	1,849	2,143	2,035	1,788
Current tax assets	10	142	144	111	247
Prepaid expenses	20	428	581	673	580
cash equivalents	19	2,911	3,766	2,722	2,695
Cash	18	1,038	1,034	1,303	1,275
Total current assets		13,692	15,666	15,095	14,784
Assets held for sale	11	8,264	-	-	-
TOTAL ASSETS		92,044	94,785	100,601	102,616

The accompanying notes are an integral part of the consolidated  financial statements

(1)

For additional information regarding the effects on comparativ data of the implementation of IFRS 36 (amended by IFRS8) : see note 1.

*

According to IAS 1.39 the Group presents statement of financial position as at the beginning of the earliest comparative period.Only items concerned by IFRS36 retreatment are detailed in the notes as at 1st  January, 2007.

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(in millions of euros)	Note	At December 31, 2009	At December 31, 2008(1)	At December 31, 2007(1)	At January 1, 2007(1)*
EQUITY AND LIABILITIES
Share capital		10,595	10,460	10,457	10,427
Additional paid-in capital		15,730	15,325	15,317	15,179
Retained earnings		(304)	1,305	3,697	831
Equity attributable to the owners of the parent		26,021	27,090	29,471	26,437
Non controlling interest		2,727	3,598	4,470	4,844
Total equity	21	28,748	30,688	33,941	31,281
Non-current trade payables	22	446	498	435	535
Non-current financial liabilities at amortized cost, excluding trade payables	22	30,869	31,782	32,532	36,199
Non-current financial liabilities at fair value through profit or loss	22	614	495	154	798
Non-current hedging derivatives liabilities	23	693	650	955	1,066
Non-current employee benefits	24	1,077	559	535	534
Non-current provisions	25	1,010	1,262	1,657	2,206
Other non-current liabilities	26	573	711	870	959
Deferred tax liabilities	10	1,090	1,288	1,539	1,848
Total non-current liabilities		36,372	37,245	38,677	44,145
Current trade payables	22	7,795	9,519	9,580	9,015
Current financial liabilities at amortized cost, excluding trade payables	22	6,333	8,236	8,694	9,264
Current financial liabilities at fair value through profit or loss	22	1,155	913	730	0
Current hedging derivatives liabilities	23	1	2	353	33
Current employee benefits	24	1,700	1,700	1,881	1,606
Current provisions	25	1,245	1,453	1,592	1,816
Other current liabilities	26	2,724	1,989	1,837	2,110
Current tax payables	10	305	277	331	466
Deferred income	26	2,486	2,763	2,985	2,880
Total current liabilities		23,744	26,852	27,983	27,190
Liabilities related to assets held for sale	11	3,180	-	-	-
TOTAL EQUITY AND LIABILITIES		92,044	94,785	100,601	102,616

The accompanying notes are an integral part of the consolidated  financial statements

(1)

For additional information regarding the effects on comparativ data of the implementation of IFRS 36 (amended by IFRS8) : see note 1.

*

According to IAS 1.39 the Group presents statement of financial position as at the beginning of the earliest comparative period.Only items concerned by IFRS36 retreatment are detailed  in the notes as at 1st  January, 2007.

Equity and liabilities have been restated from the effect of IFRIC 13 as at   1st  January, 2007

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(amounts in millions of euros)	Note	Attributable to owners of France Télécom S.A.						Attributable to non-controlling interests

		Number of shares in issues	Share capital	Additional paid-in capital	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total	Total Equity

Balance at January 1, 2007		2,606,673,130	10,427	15,179	(886)	2,272	26,992	4,458	386	4,844	31,836

Impact of IAS 36 amended by IFRS 8	1				(518)	(37)	(555)				(555)
Balance at January 1, 2007 after IFRS 8 application		2,606,673,130	10,427	15,179	(1,404)	2,235	26,437	4,458	386	4,844	31,281

Consolidated comprehensive income					6,300	(335)	5,965	519	64	583	6,548

Capital increase	21	7,675,781	30	138			168				168
Share-based compensation	21				237		237	2		2	239
Purchase of treasury shares	21				(214)		(214)				(214)
Dividends	21				(3,117)		(3,117)	(670)		(670)	(3,787)
Impact of changes in the scope of consolidation with non controlling interests	3							(107)		(107)	(107)
Other movements					(5)		(5)	(182)		(182)	(187)
Balance at December 31, 2007		2,614,348,911	10,457	15,317	1,797	1,900	29,471	4,020	450	4,470	33,941

Consolidated comprehensive income					4,069	(1,583)	2,486	423	(192)	231	2,717

Capital increase	21	642,325	3	8			11				11
Share-based compensation	21				74		74	2		2	76
Purchase of treasury shares	21				17		17				17
Dividends	21				(4,949)		(4,949)	(661)		(661)	(5,610)
Impact of changes in the scope of consolidation with non controlling interests	3							(348)		(348)	(348)
Other movements					(20)		(20)	(96)		(96)	(116)
Balance at December 31, 2008		2,614,991,236	10,460	15,325	988	317	27,090	3,340	258	3,598	30,688

Consolidated comprehensive income					2,997	31	3,028	468	6	474	3,502

Capital increase	21	33,718,538	135	405			540				540
Share-based compensation	21				37		37	3		3	40
Purchase of treasury shares	21				(37)		(37)				(37)
Dividends	21				(3,679)		(3,679)	(594)		(594)	(4,273)
Impact of changes in the scope of consolidation with non controlling interests	3				(918)		(918)	(800)		(800)	(1,718)
Other movements					(40)		(40)	46		46	6
Balance at December 31, 2009		2,648,709,774	10,595	15,730	(652)	348	26,021	2,463	264	2,727	28,748
The accompanying notes are an integral part of the consolidated financial statements

		Attributable to owners of France Télécom S.A.					Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Translation adjust-ments	Share of other comprehensive income of associates	Deferred taxes	Total	Hedging instruments	Translation adjust-ments	Deferred taxes	Total	Total other comprehensive income
Balance at January 1, 2007	118	(98)	2,220		32	2,272	(14)	398	2	386	2,658
Impact of IAS 36 amended by IFRS 8			(37)			(37)					(37)
Balance at January 1, 2007 after IFRS 8 application	118	(98)	2,183		32	2,235	(14)	398	2	386	2,621
Other comprensive income at December 31, 2007	(38)	309	(500)		(106)	(335)	10	56	(2)	64	(271)
Balance at December 31, 2007	80	211	1,683		(74)	1,900	(4)	454	0	450	2,350
Other comprensive income at December 31, 2008	(54)	434	(1,818)		(145)	(1,583)	(1)	(191)	0	(192)	(1,775)
Balance at December 31, 2008	26	645	(135)		(219)	317	(5)	263	0	258	575
Other comprensive income at December 31, 2009	32	(233)	174	(5)	63	31	6	1	(1)	6	37
Balance at December 31, 2009	58	412	39	(5)	(156)	348	1	264	(1)	264	612
The accompanying notes are an integral part of the consolidated financial statements

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CONSOLIDATED STATEMENT OF CASH FLOWS

		At	At	At
	Note	December 31, 2009	December 31, 2008	December 31, 2007

OPERATING ACTIVITIES
Consolidated net income		3,465	4,492	6,819

Adjustments to reconcile net income (loss) to funds generated from operations
Depreciation and amortization	13-14	7,104	7,776	8,111
Impairment of non-current assets	8-13-14	69	9	107
Impairment of goodwill	8-12	450	271	26
Gain on disposals of assets	6	6	(11)	(769)
Change in other provisions		(27)	(591)	(945)
Share of profits (losses) of associates	15	(23)	211	(4)
Income tax	10	2,338	2,793	1,330
Finance costs, net	9	2,295	2,987	2,650
Operational net foreign exchange and derivatives		99	(33)	(7)
Share-based compensation		42	76	234

Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories		236	38	(250)
Decrease (increase) in trade receivables		238	216	121
Increase (decrease) in trade payables		(641)	359	190

Other changes in working capital requirements
Decrease (increase) in other receivables		131	(221)	(98)
Increase (decrease) in other payables		(153)	(233)	331
ECFI's ruling of November 30, 2009	30	964	-	-

Other net cash out
Dividends and interest income received		169	299	315
Interest paid and interest rates effects on derivatives, net		(1,758)	(2,561)	(2,726)
Income tax paid		(620)	(878)	(791)

Net cash provided by operating activities		14,384	14,999	14,644
Of which net cash provided by operating activities of discontinued operations	11	941	1,140	1,033

INVESTING ACTIVITIES

Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(5,717)	(7,140)	(7,064)
Increase (decrease) in amounts due to fixed asset suppliers		(410)	(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	13-14	93	233	113

Cash paid for investment securities, net of cash acquired
FT España	3	(1,387)	(169)	-
Orange Tunisie	3	(95)	-	-
Compagnie Européenne de Téléphonie	3	(20)	(32)	-
Purchase of treasury shares by TP S.A.	3	-	(200)	(185)
Purchase of treasury shares by Mobistar	3	-	(175)	-
Orange Uganda Limited	3	-	(40)	-
Silicomp	3	-	(5)	(96)
FT España ISP (Ya.com)	3	-	-	(319)
Telkom Kenya	3	-	-	(270)
Orange Moldova	3	-	-	(103)
VOXmobile	3	-	-	(80)
Other payments for investment securities		(30)	(140)	(64)

Proceeds from sales of investment securities, net of cash transferred
Orange Nederland	3	-	-	1,306
Tower Participations	3	-	-	254
Bluebirds	3	-	-	110
One	3	-	-	82
Other proceeds from sales of investment securities		14	56	56

Decrease (increase) in securities and other financial assets
Negotiable debt securities	19	608	(120)	96
Escrow deposit		-	(207)	(757)
Other		(87)	(20)	(85)

Net cash used in investing activities		(7,031)	(8,035)	(6,881)
Of which net cash used in investing activities of discontinued operations	11	(406)	(463)	(488)

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		At	At	At
	Note	December 31,2009	December 31,2008	December 31,2007

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	22	4,638	4,047	3,122
Long-term debt	22	472	1,439	824

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	22	(4,963)	(6,328)	(4,001)
Long-term debt	22	(2,390)	(711)	(2,430)
Equity portion of hybrid debt	21-22	(97)	(64)	(16)

Other changes
Increase (decrease) in bank overdrafts and short-term borrowings	22	(1,215)	968	(906)
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	22	(590)	672	(330)
Exchange rates effects on derivatives, net		(360)	(378)	(99)
Purchase of treasury shares	21	(7)	(35)	(214)
Capital increase (decrease) - owners of the parent company	21	2	11	140
Capital increase (decrease) - non-controlling interests	21	2	(100)	50
Dividends paid to non-controlling interests	21	(611)	(629)	(677)
Dividends paid to owners of the parent company	21-30	(3,141)	(4,949)	(3,117)

Net cash used in financing activities		(8,260)	(6,057)	(7,654)
Of which net cash used in financing activities of discontinued operations	11	(554)	(663)	(540)

Net change in cash and cash equivalents		(907)	907	109
Of which net change in cash and cash equivalents of discontinued operations	11	(19)	14	6

Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		56	(132)	(54)
Of which effect of exchange rates changes on cash and cash equivalents and other non-monetary effects of discontinued operations	11	(11)	(8)	(2)

Cash and cash equivalents at beginning of period		4,800	4,025	3,970
Of which cash		1,034	1,303	1,275
Of which cash equivalents		3,766	2,722	2,694
Of which cash and cash equivalents at beginning of period of discontinued operations	11	30	24	20

Cash and cash equivalents at end of period		3,949	4,800	4,025
Of which cash		1,038	1,034	1,303
Of which cash equivalents		2,911	3,766	2,722
Of which cash and cash equivalents at end of period of discontinued operations	11	-	30	24

The accompanying notes are an integral part of the consolidated financial statements

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SEGMENT INFORMATION

Consolidated income statement for the year ended decembre 31, 2009

	France	United Kingdom	Spain	Poland
(in millions of euros)

Revenues	23,639	5,108	3,887	3,831
- External	22,274	5,068	3,836	3,794
- Inter-segment	1,365	40	51	37
External purchases	(8,928)	(3,485)	(2,735)	(1,721)
Other operating income	1,433	68	41	39
Other operating expense	(1,824)	(343)	(281)	(154)
Labour expenses	(4,952)	(386)	(181)	(536)
Gain (losses) on disposal and other gains (losses)	(12)	(2)	-	8
Restructuring costs	(82)	(21)	(2)	(5)
Share of profits (losses) of associates	(22)	-	-	-
UEFI's ruling of November 30, 2009
EBITDA note 2.1	9,252	939	729	1,462
Depreciation and amortization	(2,192)	(687)	(1,001)	(959)
Impairment of goodwill	-	(1)	-	(400)
Impairment of fixed assets	-	-	(2)	(8)
Operating income	7,060	251	(274)	95
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets

- excluding telecommunications licenses	2,160	355	440	500
- telecommunications licenses	-	-	(7)	-
- financed through finance leases	-	9	3	8
TOTAL INVESTMENTS (4)	2,160	364	436	508

(1) Total before the reclassification of segment United Kingdom

(2) Including 5,676 million euros for the revenue of France geographical zone, 240 million euros for the revenue of UK geographical zone, 643 million euros for the revenue of rest of Europe geographical zone and 1,000 million euros for the revenue of rest of the world geographical zone at December 31,2009. Including  193 million euros for tangible and intangible assets of France geographical zone, 13 million euros of UK geographical zone, 35 million euros of rest of Europe geographical zone and 74 million euros of rest of the world geographical zone at December 31,2009

(3) Including 1,301 million euros for the revenue of France geographical zone, 8 million euros for the revenue of UK geographical zone and 79 million euros for the revenue of rest of the world geographical zone at December 31,2009. Including 631 million euros for tangible and intangible assets of France geographical zone at December 31, 2009

(4) Including 1,500 million euros for other intangible assets and 4,387 million euros for other tangible assets at December 31,2009

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Rest of the World	Enterprise (2)	International Carrier and Shared Services (3)	Eliminations	TOTAL (1)	Discontinued operations		France Telecom TOTAL
					United Kingdom	Eliminations and other items

8,308	7,559	1,388	(2,768)	50,952	(5,108)	100	45,944
7,958	7,074	948	-	50,952	(5,068)	60	45,944
350	485	440	(2,768)	-	(40)	40	-
(3,968)	(4,565)	(3,286)	6,131	(22,557)	3,485	(98)	(19,170)
129	139	3,113	(4,477)	485	(68)	143	560
(520)	(193)	(297)	1,114	(2,498)	343	(133)	(2,288)
(701)	(1,406)	(1,318)	-	(9,480)	386	-	(9,094)
-	(4)	4	-	(6)	2	-	(4)
(10)	(29)	(85)	-	(234)	21	-	(213)
(1)	-	46	-	23	-	-	23
		(964)	-	(964)	-	-	(964)
3,237	1,501	(1,399)	-	15,721	(939)	12	14,794
(1,245)	(358)	(662)	-	(7,104)	687	-	(6,417)
(49)	-	-	-	(450)	15 -	-	(449)
(33)	(19)	(7)	-	(69)	-	-	(69)
1,910	1,124	(2,068)	-	8,098	(251)	12	7,859
				(2,295)	(3)	(1)	(2,299)
				(2,338)	43	-	(2,295)
				3,465	(211)	11	3,265
					211	(11)	200
				3,465	-	-	3,465

1,405	299	500		5,659
65	-	-		58
-	16	134		170
1,470	315	634		5,887

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Consolidated Income Statement for the year ended December 31,2008

	France	United Kingdom	Spain	Poland
(in millions of euros)

Revenues	23,726	5,926	4,067	5,184
- External	22,293	5,864	4,001	5,137
- Inter-segment	1,433	62	66	47
External purchases	(9,104)	(3,966)	(2,957)	(2,169)
Other operating income	1,519	14	10	69
Other operating expense	(1,671)	(317)	(279)	(246)
Labour expenses	(4,497)	(424)	(183)	(666)
Gain (losses) on disposal and other gains (losses)	(23)	(1)	(6)	24
Restructuring costs	(82)	(28)	(38)	(50)
Share of profits (losses) of associates	(14)	-	-	-
EBITDA note 2.1	9,854	1,204	614	2,146
Depreciation and amortization	(2,385)	(917)	(1,102)	(1,234)
Impairment of goodwill	(32)	(1)	(140)	-
Impairment of fixed assets	(6)	-	(2)	31
Operating income	7,431	286	(630)	943
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets

- excluding telecommunications licenses	2,302	453	569	736
- telecommunications licenses	16	-	-	-
- financed through finance leases	-	27	3	-
TOTAL INVESTMENTS (4)	2,303	480	572	736

(1)Total before the reclassification of segment United Kingdom

(2)Including 5,837 million euros for the revenue of France geographical zone, 248 million euros for the revenue of UK geographical zone, 660 million euros for the revenue of rest of Europe geographical zone and 1,040 million euros for the revenue of rest of the world geographical zone at December 31, 2008. Including  240 million euros for tangible and intangible assets of France geographical zone, 10 million euros of UK geographical zone, 39 million euros of rest of Europe geographical zone and 90 million euros of rest of the world geographical zone at December 31, 2008

(3)Including 1,277 million euros for the revenue of France geographical zone and 72 million euros for the revenue of rest of the world geographical zone at December 31, 2008. Including  982 million euros for tangible and intangible assets of France geographical zone at December 31, 008

(4)Including 1,883 million euros for other intangible assets and 5,433 million euros for other tangible assets at December 31, 2008

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Rest of the World	Enterprise (2)	International Carrier and Shared Services (3)	Eliminations	TOTAL (1)	Discontinued operations		France Telecom TOTAL
					United Kingdom	Eliminations and other items

8,322	7,785	1,349	(2,871)	53,488	(5,926)	137	47,699
8,000	7,308	885	-	53,488	(5,864)	75	47,699
322	477	464	(2,871)	-	(62)	62	-
(3,866)	(4,805)	(3,183)	6,398	(23,652)	3,966	(207)	(19,893)
97	119	3,211	(4,659)	380	(14)	238	604
(452)	(173)	(252)	1,132	(2,258)	317	(169)	(2,110)
(642)	(1,395)	(1,153)	-	(8,960)	424	-	(8,536)
10	-	7	-	11	18	(41)	(29)
(23)	(23)	(226)	-	(470)	28	-	(442)
-	-	(197)	-	(211)	-	18	(210)
3,446	1,508	(444)	-	18,328	(1,204)	(41)	17,083
(1,213)	(363)	(562)	-	(7,776)	917	-	(6,859)
(98)	-	-	-	(271)	19	-	(270)
(1)	(30)	(1)	-	(9)	-	-	(9)
2,134	1,115	(1,007)	-	10,272	(286)	(41)	9,945
				(2,987)	30	-	(2,957)
				(2,793)	(106)	-	(2,899)
				4,492	(362)	(41)	4,089
				-	362	41	403
				4,492	-	-	4,492

1,582	356	869		6,867
272	-	-		273
3	23	120		176
1,857	379	989		7,316

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Consolidated Income Statement for the year ended December 31,
2007

	France	United Kingdom	Spain	Poland
(in millions of euros)

Revenues	23,267	6,540	3,963	4,825
- External	21,762	6,478	3,896	4,785
- Inter-segment	1,505	62	67	40
External purchases	(8,628)	(4,419)	(2,844)	(1,967)
Other operating income	1,545	24	27	83
Other operating expense	(1,782)	(331)	(305)	(268)
Labour expenses	(4,687)	(491)	(171)	(642)
Gain (losses) on disposal and other gains (losses)	2	(6)	(6)	9
Restructuring costs	(58)	(20)	(3)	-
Share of profits (losses) of associates	-	-	-	-
EBITDA note 2.1	9,659	1,297	661	2,040
Depreciation and amortization	(2,657)	(1,034)	(1,129)	(1,172)
Impairment of goodwill	-	-	-	-
Impairment of fixed assets	-	-	(1)	1
Operating income	7,002	263	(469)	869
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets

- excluding telecommunications licenses	2,277	520	624	962
- telecommunications licenses	-	-	-	-
- financed through finance leases	-	26	2	-
TOTAL INVESTMENTS (4)	2,277	546	626	962

(1)

Total before the reclassification of segment United Kingdom

(2)

Including 5,750 million euros for the revenue of France geographical zone, 263 million euros for the revenue of UK geographical zone, 628 million euros for the revenue of rest of Europe geographical zone and 1,082 million euros for the revenue of rest of the world geographical zone at December 31, 2007. Including  257 million euros for tangible and intangible assets of France geographical zone, 22 million euros of UK geographical zone, 57 million euros of rest of Europe geographical zone and 85 million euros of rest of the world geographical zone at December 31, 2007

(3)

Including 1,184 million euros for the revenue of France geographical zone and 56 million euros for the revenue of rest of the world geographical zone at December 31, 2007. Including  690 million euros for tangible and intangible assets of France geographical zone at December 31, 2007

(4)

Including 1,693 million euros for other intangible assets and 5,415 million euros for other tangible assets at December 31, 2007

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Rest of the World	Enterprise (2)	International Carrier and Shared Services (3)	Eliminations	TOTAL (1)	Discontinued operations		France Telecom TOTAL
					United Kingdom	Eliminations and other items

8,287	7,723	1,240	(2,886)	52,959	(6,540)	149	46,568
8,009	7,289	740	-	52,959	(6,478)	87	46,568
278	434	500	(2,886)	-	(62)	62	-
(3,921)	(4,932)	(2,897)	6,452	(23,156)	4,419	(226)	(18,963)
93	121	3,246	(4,699)	440	(24)	264	680
(389)	(179)	(239)	1,133	(2,360)	331	(184)	(2,213)
(684)	(1,447)	(1,283)	-	(9,405)	491	-	(8,914)
(2)	5	767	-	769	6	-	775
(9)	(28)	(90)	-	(208)	20	1	(187)
4	-	-	-	4	-	-	4
3,379	1,263	744	-	19,043	(1,297)	4	17,750
(1,147)	(421)	(551)	-	(8,111)	1,034	-	(7,077)
-	-	(26)	-	(26)	-	-	(26)
(18)	(93)	4	-	(107)	-	-	(107)
2,214	749	171	-	10,799	(263)	4	10,540
				(2,650)	3	-	(2,647)
				(1,330)	85	-	(1,245)
				6,819	(175)	4	6,648
				-	175	(4)	171
				6,819	-	-	6,819

1,488	407	701		6,979
85	-	-		85
2	14	-		44
1,575	421	701		7,108

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Statement of financial position

Year ended December 31, 2009	France	United Kingdom	Spain	Poland
(in millions of euros)
Goodwill	15,305	1,517	4,723	1,788
Other Intangible Assets	2,042	3,756	1,662	842
Property, plant and equipment	10,121	1,795	2,144	4,319
Interests in associates	51	2	2	1
Other non-current assets	-	-	-	-
Total Non-current assets	27,519	7,070	8,531	6,950
Inventories	292	123	69	56
Trade receivables	2,911	596	494	359
Prepaid expenses	96	289	19	24
Other current assets	1,368	12	32	29
Total Current Assets	4,667	1,020	614	468
Total assets	32,186	8,090	9,145	7,418
Assets held for sale

TOTAL ASSETS

Equity
Non-current trade payables	203	-	15	193
Non-current employee benefits	703	-	7	57
Non-current provisions	635	98	154	52
Other non-current liabilities	536	-	-	-
Total Non-current liabilities	2,077	98	176	302
Current trade payables	3,803	914	1,244	603
Current employee benefits	805	19	25	74
Current provisions	717	19	29	294
Deferred income	1,710	263	78	155
Other current liabilities	1,088	128	31	44
Total Current liabilities	8,123	1,343	1,407	1,170
Total equity and liabilities	10,200	1,441	1,583	1,472
Liabilities related to assets held for sale

TOTAL EQUITY AND LIABILITIES

(1)

Total before the reclassification of segment United Kingdom.

(2)

Some trade receivables generated by the Enterprise segment (approximately 289 million euros) are included in the France segment, wich is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 325 million euros of the France geographic zone, 12 million euros of the UK zone and 446 million euros of rest of the world geographic zone.

(3)

Including for other intangible assets and property, plant and equipment, 2,933 million euros of the France geographic zone, 3,146 million euros of the UK geographic zone and 52 million euros of rest of the world geographic zone.

(4)

See section 11.

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					Discontinued operations
Rest of the World	Enterprise (2)	International Carrier and Shared Services (3)	Eliminations and unallocated items	TOTAL (1)	United Kingdom (4)	Eliminations and other items	France Telecom TOTAL

5,881	408	68	-	29,690	(1,517)	-	28,173
1,466	294	4,070	-	14,132	(3,756)	-	10,376
5,184	491	2,062	-	26,116	(1,795)	-	24,321
91	-	147	-	294	(2)	-	292
13	18	1	5,486	5,518	-	1,408	6,926
12,635	1,211	6,348	5,486	75,750	(7,070)	1,408	70,088
148	25	42	-	755	(123)	-	632
1,127	782	1,447	(1,674)	6,042	(596)	48	5,494
69	96	153	(29)	717	(289)	-	428
273	116	96	5,223	7,149	(186)	175	7,138
1,617	1,019	1,738	3,520	14,663	(1,194)	223	13,692
14,252	2,230	8,086	9,006	90,413	(8,264)	1,631	83,780
					8,264		8,264

							92,044

				28,748	-	-	28,748
35	-	-	-	446	-	-	446
52	104	154	-	1,077	-	-	1,077
79	21	69	-	1,108	(98)	-	1,010
8	-	29	33,504	34,077	(1,645)	1,407	33,839
174	125	252	33,504	36,708	(1,743)	1,407	36,372
1,829	772	1,170	(1,674)	8,661	(914)	48	7,795
129	286	381	-	1,719	(19)	-	1,700
82	44	79	-	1,264	(19)	-	1,245
304	176	92	(29)	2,749	(263)	-	2,486
358	146	1,122	7,647	10,564	(222)	176	10,518
2,702	1,424	2,844	5,944	24,957	(1,437)	224	23,744
2,876	1,549	3,096	39,448	90,413	(3,180)	1,631	88,864
					3,180		3,180

							92,044

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Statement of financial position

Year ended December 31, 2008	France	United Kingdom	Spain	Poland
(in millions of euros)
Goodwill	15,302	1,415	4,929	2,161
Other Intangible Assets	1,941	3,736	2,077	867
Property, plant and equipment	10,288	1,761	2,286	4,712
Interests in associates	54	-	2	1
Other non-current assets	1	-	-	1
Total Non-current assets	27,586	6,912	9,294	7,742
Inventories	366	178	97	70
Trade receivables	2,748	601	640	437
Prepaid expenses	41	231	21	27
Other current assets	2,883	17	23	25
Total Current Assets	6,038	1,027	781	559
TOTAL ASSETS	33,624	7,939	10,075	8,301

Equity
Non-current trade payables	219	-	11	196
Non-current employee benefits	249	-	7	68
Non-current provisions	477	86	142	71
Other non-current liabilities	388	-	287	-
Total Non-current liabilities	1,333	86	447	335
Current trade payables	4,028	953	1,520	736
Current employee benefits	826	18	16	66
Current provisions	902	27	39	294
Deferred income	1,704	277	98	140
Other current liabilities	1,127	197	32	50
Total Current liabilities	8,587	1,472	1,705	1,286
TOTAL EQUITY AND LIABILITIES	9,920	1,558	2,152	1,621

(1)

Some trade receivables generated by the Enterprise segment (approximately 296 million euros) are included in the France segment, wich is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 396 million euros of the France geographic zone, 11 million euros of the UK zone and 439 million euros of rest of the world geographic zone.

(2)

Including for other intangible assets and property, plant and equipment, 3,378 million euros of the France geographic zone, 2,572 million euros of the UK geographic zone and 75 million euros of rest of the world geographic zone.

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Rest of the World	Enterprise (1)	International Carrier and Shared Services (2)	Eliminations and unallocated items	France Telecom TOTAL

6,024	421	49	-	30,301
1,590	276	3,964	-	14,451
4,852	572	2,063	-	26,534
-	-	115	-	172
10	20	-	7,629	7,661
12,476	1,289	6,191	7,629	79,119
194	36	35	-	976
1,237	932	1,360	(1,792)	6,163
65	85	124	(13)	581
302	133	242	4,321	7,946
1,798	1,186	1,761	2,516	15,666
14,274	2,475	7,952	10,145	94,785

				30,688
72	-	-	-	498
60	75	100	-	559
80	26	380	-	1,262
8	-	28	34,215	34,926
220	101	508	34,215	37,245
1,841	856	1,374	(1,789)	9,519
152	281	341	-	1,700
54	57	80	-	1,453
306	162	91	(15)	2,763
421	163	1,482	7,945	11,417
2,774	1,519	3,368	6,141	26,852
2,994	1,620	3,876	40,356	94,785

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Statement of financial position

Year ended December 31, 2007	France	United Kingdom	Spain	Poland
(in millions of euros)
Goodwill	15,334	1,836	5,032	2,464
Other Intangible Assets	1,912	5,113	2,460	1,051
Property, plant and equipment	10,353	2,100	2,399	5,997
Interests in associates	-	-	2	1
Other non-current assets	1	-	-	-
Total Non-current assets	27,600	9,049	9,893	9,513
Inventories	364	291	113	90
Trade receivables	3,201	601	590	508
Prepaid expenses	91	226	72	21
Other current assets	1,176	23	80	74
Total Current Assets	4,832	1,141	855	693
TOTAL ASSETS	32,432	10,190	10,748	10,206

Equity
Non-current trade payables	218	-	6	196
Non-current employee benefits	193	-	2	83
Non-current provisions	558	91	156	50
Other non-current liabilities	532	-	301	-
Total Non-current liabilities	1,501	91	465	329
Current trade payables	3,980	1,086	1,439	1,052
Current employee benefits	1,048	30	41	86
Current provisions	1,045	34	43	328
Deferred income	1,746	415	124	164
Other current liabilities	824	221	25	50
Total Current liabilities	8,643	1,786	1,672	1,680
TOTAL EQUITY AND LIABILITIES	10,144	1,877	2,137	2,009

(1)

Some trade receivables generated by the Enterprise segment (approximately 1,921 million euros) are included in the France segment, wich is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 400 million euros of the France geographic zone, 13 million euros of the UK zone and 428 million euros of rest of the world geographic zone.

(2)

Some trade receivables generated by the ICandSS segment (approximately 93 million euros) are included in the France segment, wich is responsible for thier collection.
Including for other intangible assets and property, plant and equipment, 3,123 million euros of the France geographic zone, 3,669 million euros of the UK geographic zone and 104 million euros of rest of the world geographic zone.

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Rest of the World	Enterprise (1)	International Carrier and Shared Services (2)	Eliminations and unallocated items	France Telecom TOTAL

5,700	399	42	-	30,807
1,236	246	4,640	-	16,658
4,145	597	2,258	-	27,849
-	6	273	-	282
37	23	2	9,847	9,910
11,118	1,271	7,215	9,847	85,506
154	43	13	-	1,068
1,127	931	1,348	(1,750)	6,556
53	86	124	-	673
214	166	413	4,652	6,798
1,548	1,226	1,898	2,902	15,095
12,666	2,497	9,113	12,749	100,601

				33,941
15	-	-	-	435
40	85	132	-	535
48	106	648	-	1,657
8	-	29	35,180	36,050
111	191	809	35,180	38,677
1,533	833	1,417	(1,760)	9,580
125	316	235	-	1,881
86	39	17	-	1,592
259	184	93	-	2,985
271	171	376	10,007	11,945
2,274	1,543	2,138	8,247	27,983
2,385	1,734	2,947	43,427	100,601

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Note 1 - Description of business and basis of preparation of the consolidated financial statements

1.1

Description of business

The France Telecom Group (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2

Basis of preparation of 2009 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 24, 2010 and will be sumitted to the approval to the Shareholders’ Meeting on June 9, 2010.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2009 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (available on the website www.ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted.commission). Comparative figures are presented for 2008 and 2007 compiled using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on the Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Following the changes in the standards, the wording of certain financial statements and accounting terms have changed:

New wording	Previous wording
Statement of financial position	Balance sheet
Statement of cash flows	Cash flow statement
Unrecognised contractual commitments	Off balance sheet commitments
Non-controlling interests	Minority interests
Owners of the parent	Equity holders of France Telecom S.A.

The principles applied to prepare financial data relating to the financial year 2009 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2009 and any IFRS standards and interpretations with early application. New standards and interpretations applied by the Group in 2009 are:

Standard / Interpretation	Consequences for the Group of the standards and interpretations applied in 2009 which affect the Group’s financial situation
IFRS 8 Operating Segments

IFRS 8 « Operating Segments » supersedes IAS 14 « Segment Reporting ». Operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are regularly reviewed by the chief operating decision maker (the Chief Executive Officer for the Group) in order to decide the allocation of resources and the assessment of the operating segments’ performance. Segment information shall correspond to operating segments or relevant aggregation of operating segments.

In order to reflect organizational changes, whereby its integrated carrier strategy and synergies are rolled out in individual countries, the Group changed its segment reporting as of January 1, 2009, from an analysis by business activity (Personal Communication Services, Home Communication Services and Enterprise Communication Services) to an analysis mainly to a country-based reporting structure. 7 new operating segments are now reported: France, United Kingdom, Poland, Spain, Rest of the World, Enterprise and International Carrier and Shared Services (IC & SS). The reportable segment Rest of the World aggregates the business activities in the countries of AMEA (Africa, Middle East and Asia) and EME (Europe and Middle East).

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Standard / Interpretation	Consequences for the Group
IAS 36 amended by IFRS 8 Impairment Tests

IAS 36 has been modified by IFRS 8 with a compulsory application date similar to that of IFRS 8, namely January 1, 2009, first-application date retained by the Group.

For impairment test purposes, IAS 36 required that goodwill should be allocated to groups of Cash-Generating Units (CGUs) that correspond to the level at which goodwill is internally monitored, which is not larger than a business segment (first level of segment reporting for the Group) or the geographic segment (second level of segment reporting for the Group). Therefore, the Group monitored goodwill for Poland, Jordan and Senegal by country and tested it at this level, aggregating Home and Personal businesses.

From now on, in the amended IAS 36, the largest level for impairment testing is the operating segment as defined by IFRS 8. In the absence of transitional provisions, the IFRIC received a request for guidance on the transition arrangements in IFRS 8 and its interaction with IAS 36. The IFRIC identified two alternative treatments: either prior period adjustment or current period adjustment, but the IFRIC decided not to add the issue to its agenda. The Group has applied the IAS 8 general principle of retrospective application. This leads to identify the operating segments in accordance with the principles of IFRS 8 in the internal reporting used until December 31, 2008. Since Group’s internal and external reporting are aligned, operating segments as defined by IFRS 8 are the business segments over the 2005-2008 period.

As a consequence, goodwill relating to Home and Personal businesses for the three-abovementioned countries has been tested separately on a retrospective basis. This leads to additional impairment relating to Poland and Jordan Home businesses compared with the historical impairment accounted for, respectively amounting to 507 and 48 million euros as at January 1, 2007. This impairment is accounted for retrospectively as a change in accounting policy against equity as at January 1, 2007 (see below).

IAS 1 Presentation of Financial Statements

The application of this revision is without effect on the Group financial position but modifies the presentation of its financial statements, including:

•

the statement of changes in equity presents only transactions between the shareholders;

•

all changes in assets and liabilities for a period are presented in two statements: a separate income statement (components of profit or loss) and a statement of comprehensive income (components of other comprehensive income).

The breakdown of the amount reclassified to profit or loss in the current period that were previously recognized in other comprehensive income (reclassification adjustments) is disclosed in the notes, as well as the breakdown of the amount of income tax relating to each component of other comprehensive income (see notes 10, 16, 21 and 23).

Moreover, when a change in accounting policy is applied retrospectively, a statement of financial position has to be presented as at the beginning of the earliest comparative period, namely as at January 1, 2007 for the Group.

The accounting consequences of the change in accounting policy resulting from the amendment to IAS 36 by IFRS 8 are:

(in millions of euros)	January 1, 2007			December 31, 2007			December 31, 2008
	Before the change in accounting policy	Impact of IAS 36 amended by IFRS 8	Restated	Published	Impact of IAS 36 amended by IFRS 8	Restated	Published	Impact of IAS 36 amended by IFRS 8	Restated
Goodwill	31,517	(555)	30,962	31,389	(582)	30,807	30,811	(510)	30,301
Retained earnings	(886)	(518)	(1,404)	2,315	(518)	1,797	1,506	(518)	988
Components of other comprehensive income	2,272	(37)	2,235	1,964	(64)	1,900	309	8	317
Equity attributable to owners of the parent	26,992	(555)	26,437	30,053	(582)	29,471	27,600	(510)	27,090
Non-controlling interests	4,844	-	4,844	4,470	-	4,470	3,598	-	3,598
TOTAL EQUITY	31,836	(555)	31,281	34,523	(582)	33,941	31,198	(510)	30,688

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Standard / Interpretation	Consequences for the Group of the other standards and interpretations applied in 2009
IAS 23 (revised in 2007) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale, unlike what has been applied by the Group until December 31, 2008.

The network deployment mode – in the Group assessment – does not generally require a substantial period of time.

The application of this standard has no effect on the Group’s accounts.

Amendment to IFRS 2 Vesting Conditions and Cancellations

This amendment states that fair value of equity instruments awarded has to include all ancillary conditions for the acquisition of rights. Moreover, when one of the parties may elect not to fulfil one of the conditions, this choice has to be accounted for as a cancellation.

The application of this amendment has no effect on the reported periods.

Amendment to IFRS 7

The amendment requires providing additional disclosures relating to fair value measurement and liquidity risk.

The Group has provided additional disclosures to those already provided in its financial statements as of December 31, 2008.

Improvements to IFRSs	The application of these improvements has no effect on the reported periods.
IFRIC 16 Hedges of a Net Investment in a Foreign Operation

This interpretation has a prospective application. It clarifies some principles of net investment hedge:

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the hedged item can only be an exchange difference between functional currencies, for an amount  lower than the net investment carrying amount, and it can only be hedged once;

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the hedging instrument may be held in any group entity;

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the profit or loss relating to the hedge and initially booked in equity has to be reclassified in profit or loss on the disposal of the net investment.

The application of this interpretation has no effect on the reported periods.

IFRIC 18 Transfers of Assets from Customers

Agreements in the scope of this interpretation are those in which an entity receives from a customer an item of property, plant and equipment or cash to be used only to construct or acquire an item of property, plant and equipment, the entity must then use the item of property, plant and equipment either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment should be recognized at its fair value against revenue.

The application of this interpretation is prospective to transfers of assets from customers received on or after July 1, 2009 and has no effect on the 2009 financial statements.

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the recognition and measurement options proposed by the IFRS standards:

Standard		Option used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits	Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations from January 1, 2004 according to the corridor method
IAS 31	Interests in Joint Ventures	Accounting for using the proportionate consolidation method
IAS 38	Intangible Assets	Measurement at amortized historical cost

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the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the France Telecom Group) hereafter summarized:

Standard		IFRS 1 option used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the provisions of this standard for business combinations prior to the transition date

Acquisition of non-controlling interests accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, without any remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

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accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 hereafter:

Topic	Note
Presentation of consolidated financial statements	2.1
Non-controlling interests	2.4
Taxes and deferred taxes	2.17
Waste electrical and electronical equipment	2.18
Individual right to training for employees (Droit Individuel à la Formation (DIF))	2.19
Employee share offer	2.20

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

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present fairly the Group’s financial position, financial performance and cash flows;

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reflect the economic substance of transactions;

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are neutral;

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are prepared on a prudent basis; and

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are complete in all material respects.

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1.3 Standards and interpretations compulsory after December 31, 2009 with no early application decided by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard / Interpretation (application date for the Group)	Potential consequences for the Group

IFRS 3 and IAS 27 (revised in 2008)

Business Combinations and Consolidated and Separate Financial Statements (applicable to accounting for business combinations for which the acquisition date is on or after January 1, 2010)

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control will be accounted for as changes in equity. Moreover, the revised standard will allow for each takeover with interest ownership below 100 % to account for goodwill either on a 100 % basis or on the acquired interest ownership percentage (without any subsequent change in case of additional purchase of non-controlling interests).

Acquisition related costs will be directly expensed.

Changes in a parent’s ownership interest resulting in a loss of control will lead to recognize investment retained in the former subsidiary at its fair value.

The Group will therefore change the accounting of its future business combinations and its future changes in a parent’s ownership interest in a subsidiary.

IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2013)

This standard is the first part of a three-part project that will supersede IAS 39 « Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and the measurement of financial assets. The effect of its application cannot be analyzed separately from the two other parts not yet published and which should respectively address the impairment methodology for financial assets and hedge accounting.

Amendment to IAS 39 Eligible Hedged Items (applicable for annual periods beginning on or after January 1, 2010)

This amendment states that time value should not be considered in a hedging relationship and inflation can only be designated as a hedged item in certain conditions.

This amendment will have no effect on the accounting treatment of the hedge relating to the loan indexed to inflation contracted by the Group in 2008.

IFRIC 17 Distributions of Non-cash Assets to Owners (applicable for annual periods beginning on or after January 1, 2010)

This interpretation deals with the accounting treatment for the distributions of non-cash assets to owners (excluding distributions between entities under common control). It states the fair value of the distributed assets has to be recognized as a debt  when the decision to distribute is made and any difference with the net book value of the distributed assets has to be recorded through profit or loss on the distribution date.

The application of this interpretation is prospective.

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1.4 Use of estimates and judgment

In preparing the Group financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2009 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are described in the following notes:

Estimate		Nature of disclosure
Note 3	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, selection of the key measurement methods and assumptions used to identify intangible assets in business combinations. Goodwill allocation to Cash-Generating Unit (CGU).
Note 4	Revenue

Allocation of each separable component of a bundled offer based on the individual components relative fair value.

Straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship.

Reporting of revenue on a net versus gross basis (depending on an analysis of Group’s involvement as either principal or agent).

Note 8	Impairment of assets

Impairment loss determination at the level of the CGUs, intangible assets and property, plant and equipment not generating cash inflows that are largely independent of those from CGUs

Level of grouping of CGUs for goodwill impairment test.

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and ebitda multiples for comparable companies or transactions, cash flows).

Assessment of the economic and financial environment.

Notes 5 and 10	Other operating expenses and income taxes	Qualification of some expenses as taxes or income taxes. Assumptions used for recognition of deferred tax assets arising from the carryforward of unused tax losses and consequences of tax laws.
Notes 13 and 14	Purchases of property, plant and equipment, intangible assets other than goodwill	Useful life of assets assessment.
Note 24	Employee benefits	Discount rate, inflation rate, return rate on plan assets, salary increases. Participation rate to the French part-time for seniors plan.
Note 25	Provisions	Provisions for termination benefits and restructuring: discount rate, plan success rate. Provisions for claims and litigation: assumptions underlying risk assessment and measurement.
Note 27	Share-based payments	Model, assumptions underlying the measurement of fair values: share price of underlying item on grant date, volatility.
Note 29	Fair value	Models, selection of parameters.

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Note 2 - Accounting Policies

This note describes the accounting policies applied to prepare the 2009 consolidated financial statements.

2.1 Presentation of the consolidated financial statements and segment information

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

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financial income;

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financial costs;

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income taxes (current and deferred taxes);

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net income of discontinued operations or operations held for sale.

The gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. It presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

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remeasurement of assets held for sale;

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remeasurement of cash flow hedge instruments;

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remeasurement of net investment hedge instruments;

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currency translation adjustment;

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total amount of tax relating to the above items;

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other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than twelve months are classified as current; whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line under non current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method from the consolidated net income and is broken down into three categories:

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cash flows arising from operating activities;

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cash flows arising from investing activities;

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cash flows arising from financing activities.

Financial interests and income taxes are included in the cash flows arising from operating activities.

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. As well, lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

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Besides, the Group uses the Organic Cash Flow (OCF) as a measurement of financial performance. The OCF is net cash provided by operating activities minus purchases of property, plant and equipement and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets. The OCF is not a financial measure defined by IFRS and may therefore not be comparable to other similarly-titled indicators used by other companies.

Segment reporting

The Group reports 7 operating segments: France, United Kingdom, Poland, Spain, Rest of the World, Enterprise and International Carrier and Shared Services (IC & SS).

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, and other shared competencies; for instance it is the role of the IC & SS segment.

The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise external net financial debt, current and deferred tax assets and liabilities as well as equity. Internal net financial debt is eliminated.

EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for or net cash provided by operating activities.

2.2 Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3 Consolidation rules

Subsidiaries that are controlled exclusively by the Group, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50 % of the voting rights of an entity or has power:

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over more than one half of the voting rights of the other entity by virtue of an agreement;

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to govern the financial and operating policies of the other entity under a statute or agreement;

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to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

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to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

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Companies that are controlled jointly by the Group and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect non-controlling interests in these subsidiaries are recognized separately in the consolidated financial statements.

Companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20 % to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the date of the end of the reporting period.

Material intragroup transactions and balances are eliminated in consolidation.

2.4 Non-controlling interests

Accounting for the acquisition of non-controlling interests was not addressed by IFRSs until 2009. Therefore, the Group historically applied the French GAAP accounting treatment, which consists of recognizing as goodwill the difference between the acquisition cost of non-controlling interests and the minority interest share in the net equity, without any purchase price allocation.

Transfer of consolidated shares within the Group resulting in changes in ownership interest

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

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the transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities;

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the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Acquisition of non-controlling interests in exchange for shares in a consolidated entity

IFRSs do not address the accounting treatment for the transfer by minority shareholders of their interests in a consolidated entity of the Group in exchange for shares of another consolidated entity of the Group, nor do they address the accounting treatment of the resulting decrease in ownership interest. The Group has therefore considered this type of transaction as an acquisition of non-controlling interests and the decrease in ownership interest as a disposal, for which the corresponding net gain or loss is recognized in income as incurred.

Commitments to purchase non-controlling interests (put options)

Given the current status of IAS 27 “Consolidated and Separate Financial Statements” and IAS 32 “Financial Instruments: Disclosure and Presentation”, firm or contingent commitments to purchase minority interest are recognized as a financial debt. In the absence of any guidance on this issue from the IFRIC, the Group has opted to record the financial debt against a reduction in non-controlling interests within equity.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. The fair value of the commitments to purchase non-controlling interests is revised at the end of each reporting period and the relating financial debt is adjusted against financial income or expense.

2.5 Effect of changes in foreign exchange rates

Translation of financial statements of foreign operations

The financial statements of foreign operations whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

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assets and liabilities are translated at the year-end rate;

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items in the statement of income are translated at the average rate for the year;

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the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

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Transactions in foreign currencies

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

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in operating income for commercial transactions;

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in financial income or finance costs for financial transactions.

Both for transactions qualifying for hedge accounting and for economic hedge, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a financial transaction and in financial income when the underlying hedged item is a receivable or a financial debt. Cash flow hedge of a highly probable forecast transaction is booked in other comprehensive income and reclassified in profit or loss following the preceding method when the hedged item affects profit or loss.

The foreign exchange risk arising on the net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

2.6 Revenues

Revenues from the Group’s activities are recognized and presented as follows, in accordance with IAS 18 “Revenue”:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan). For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s).

The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When equipment – associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

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recognized when the equipment is sold to the end-customer;

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assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment rentals

In accordance with IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, equipment for which a right of use is granted is analyzed in accordance with IAS 17 “Leases”.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

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Content sales

The accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions. To determine if the revenue must be recognized on a gross or a net basis, an analysis is performed using the following criteria:

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the Group is the primary obligor of the arrangement: for instance, it has discretion in supplier selection, it is involved in the determination of service specifications;

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the Group bears inventory risk;

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the Group has a reasonable latitude in establishing price with the customer for the service;

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the Group bears the credit risk.

Therefore, revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) are recognized:

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gross when the Group has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer; and

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net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.) are recognized:

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gross when the Group is deemed to be the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when the Group bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer; and

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net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Customized contracts

The Group offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by the Group under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed, non-cancellable period.

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Penalties

The Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the Group on the order process, the delivery process, and after sales services.

If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will due based on the non-achievement of contractual terms.

2.7 Subscriber acquisition and retention costs, loyalty programs, advertising and related costs

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense for the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Loyalty programs

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

2.8 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network deployment mode does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

2.9 Share issuance costs

External costs directly related to share issues are deducted from the related premium (net of any tax savings). Other costs are expenses as incurred.

2.10 Goodwill

Goodwill represents the excess of the purchase price of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Assets and liabilities acquired are not remeasured at fair value after an additional purchase when control has already been obtained.

Impairment test and Cash-Generating Units (CGUs)

A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

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IAS 36 “Impairment of Assets” requires these tests to be performed at the level of each CGU or groups of CGUs likely to benefit from acquisition-related synergies, within an operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

Impairment loss for goodwill is recorded in the income statement as a deduction from operating income and is never reversed subsequently.

Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount.

Net book values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

2.11 Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software, are booked at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Trademarks

Trademarks having an indefinite useful life, such as the Orange trademark, are not amortized but tested for impairment at least annually. Finite-lived trademarks are amortized over their expected useful life.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between 3 and 7 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1 % of qualifying revenues generated by the second and third generation network) is expensed as incurred.

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Content rights

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid.

Film co-production rights are accounted for based on the stage of completion of the film.

Content rights are amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

Firm purchase commitments relating to content rights are unrecognised contractual commitments, less any prepayments made, which are recognized as prepaid expenses.

Indefeasible Rights of Use

Indefeasible Rights of Use (IRUs) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed 20 years.

Software and research and development costs

The Group’s research and development projects mainly concern:

•

upgrading the network architecture or functionality;

•

developing service platforms aimed at offering new services to the Group’s customers.

These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38.

Development costs are recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Research costs and development costs not fulfilling the above criteria are expensed as incurred.

Capitalized development costs are presented in the same way as software on the “other intangible assets” line. They are amortized on a straight-line basis over their expected useful life generally not exceeding 3 years.

Software is amortized on a straight-line basis over its expected useful life which does not exceed 5 years.

Other development costs

Website development costs are capitalized when all of the following conditions are met:

•

it is probable that the website will be successfully developed, the Group has adequate resources (technical, financial and other) and  has the intention of and the ability to complete the site and use or sell it;

•

the website will generate future economic benefits;

•

the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits provided it can be reliably estimated and attributed to the website.

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2.12 Property, plant and equipment

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to the Group are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to the Group when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by the Group as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Satellite capacity

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts have been classified as services.

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Depreciation

Property, plant and equipment are depreciated to expense their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

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2.13 Impairment of non-current assets other than goodwill and trademarks

In the case of a decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions.

The impairment loss recognized is equal to the difference between the net book value and the recoverable amount.

Given the nature of its assets and activities, most of the Group’s individual assets do not generate independent cash flows that are independent of those from CGUs. The recoverable amount is then determined at the level of the CGU to which the asset belongs, except where:

•

the fair value less costs to sell of the individual asset is higher than its book value; or

•

the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

2.14 Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. In case of losses and after the carrying amount of investment is reduced to zero, the Group ceases to recognize the additional share of losses since it is not committed beyond its investment.

An impairment test is performed when there is objective evidence of impairment, as for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes with an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount becomes lower to the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell (see note 2.15). Impairment loss can be reversed when the recoverable amount exceeds the carrying amount again.

2.15 Financial assets and liabilities

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash payments through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial liability. This calculation includes all fees and points paid or received between parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (Qualified Technological Equipment (QTE) leases). They are recognized and subsequently measured at fair value. Fair value corresponds to quoted price for listed securities or, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

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Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is an objective evidence of impairment for available-for-sale assets such as a significant or prolonged decline in their fair value, cumulative impairment loss included in other comprehensive is reclassified from equity to income.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at original invoice amount unless there is any significant impact resulting fromof the application of an implicit interest rate.

If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables, with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices).

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international, local, regional and national authorities) and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivable. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows to eliminate or significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel;

•

the entity decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits, mutual funds (OPCVM). These investments can be classified as cash equivalent in the statement of financial position if they meet the conditions required by IAS 7 “Statement of Cash Flows” (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

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Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Interest-free payables are booked at their nominal value.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. It relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedge).

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE).

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned comments relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

Hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

The hedged item being not recognized, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss.

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on the disposal of the net investment.

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Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts booked in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in value are recorded in profit or loss.

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2.16 Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

2.17 Taxes and deferred taxes

French business tax

The French Finance Bill for 2010 replaces the business tax with the Territorial Economic Contribution (Contribution Economique et Territoriale (CET)). Some consider that a part of this contribution might be in the scope of IAS 12 with the following consequences:

•

the recognition of a deferred tax liability relating to depreciable assets against profit or loss; and

•

from 2010, the classification of this part as income taxes.

The CNC communication dated January 14, 2010 considers that each entity should use its judgment for qualification such CET as taxes or income taxes considering its own situation. The Group has therefore analyzed the characteristics of this new tax and concluded that:

•

on the one hand, the CET is similar to the previous business tax because of the existence of an added-value based floor; and

•

on the other hand, the qualification of the business tax and the CET for an operating expense is appropriate regarding the wording of rejections made by the IFRIC when it decided not to add to its agenda the distinction between income taxes and taxes; namely income taxes implies a net result rather than a gross amount and, given the diverse tax practices it is useful to use judgment in order to determine whether or not a tax is in IAS 12 scope.

Deferred taxes

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully and proportionally consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

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2.18 Provisions

A provision is recognized when the Group has a present obligation towards a third-party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies creating a valid expectation on the part of other parties that the Group will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a contingent liability.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the end of the reporting period.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. The provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on market yields on high quality corporate bonds (or on government bonds when no corporate bond). This estimate is yearly revised and adjusted where appropriate against the asset to which it relates.

Provisions for the treatment of Waste Electrical and Electronic Equipment

European Directive 2002/96/EC, as amended by Directive 2003/108/EC, distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. The Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.). In accordance with this Directive, the Group has adopted the following principles:

•

obligations relating to collection, treatment and recovery of waste electrical and electronic equipment related to the professional use and produced before August 13, 2005 are accrued for. The related liability is booked against the recognition of a tangible asset and is valued using an estimated volume to be recycled and an average cost per ton, and discounted as it will be settled at a future date;

•

obligations relating to waste of electrical and electronic equipment related to the private households use before August 13, 2005, as well as those related to waste of electrical and electronic equipment attached to private households and professional use after August 13, 2005 have been considered as immaterial by the Group and have not therefore been accrued for.

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2.19 Employee benefits

Post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant’s pension plans in France: civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plans, France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary.

•

benefits other than pensions: the Group offers retired employees certain benefits such as free telephone lines or access to corporate catering.

These employee benefits are granted through:

•

defined contribution plans: the contributions payable are expensed when service is rendered; or

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographic (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned and is discounted;

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists);

•

actuarial gains and losses on defined benefit plans are recorded in profit or loss using the corridor method (recognition of a specified portion of the net cumulative actuarial gains and losses that exceed 10 % of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets;

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are measured at their fair value. Most of these assets being listed securities, fair value is determined by reference to quoted price.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences, French part-time for seniors plan… The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they are incurred.

Termination benefits

The Group set up an early retirement plan for civil servants and contract-based employees in France from 1996 to 2006. These employees receive 70 % of their salary between the age of 55 and 60. This benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized for the obligation.

Any other termination benefits are also covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Individual training rights for employees (Droit Individuel à la Formation - DIF)

The Group has applied French GAAP (opinion 2004-F of CNC’s Comité d’urgence (Emerging Accounting Issues Committee)) to account for employees’ statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed.

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

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2.20 Share-based compensation

The fair value of stock-options, employee shareholding plans and bonus shares concerning the shares of France Telecom or its subsidiaries is determined on the grant date.

The Group considers that the grant date is the date when the main terms of the offer are announced to the employees, in accordance with the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’Epargne Entreprise - PEE ).

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Employee shareholding plan

Following the sale by the French State of a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

Other share-based payments

The fair value of stock-options and bonus shares is generally determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the options’ life. Vesting conditions other than market conditions are not part of the fair value assessment but of the grant assumptions.

The amount so determined is recognized in labor expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, revalued against profit or loss at each year-end ; and

•

equity for equity-settled plans.

2.21 Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

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Note 3 - Main acquisitions, disposals and changes in scope of consolidation

Year ended December 31, 2009

Main acquisitions

FT España

During 2009, through successive purchases, France Telecom acquired an additional 18.36 % stake in FT España.

On April 29, 2009, France Telecom acquired an additional 18.23 % stake in FT España, thereby increasing its shareholding to 99.85%. The minority shareholders agreed to terminate all undertakings between the parties and dispose of their interest for 1,379 million euros. According to the agreement, the price guarantee that was accounted for 810 million euros as of December 31, 2008 was extinguished. The goodwill amounting to 584 million euros mainly consists of the fair value of the acquired shares.

In the second half of 2009, France Telecom acquired an additional 0.13 % stake in FT España for 8 million euros, thereby increasing its shareholding to 99.98%. Goodwill relating to this transaction amounted to 7 million euros.

Orange Tunisie (Divona Telecom)

On July 30, 2009, France Telecom subscribed to a capital increase in Divona Telecom, a Tunisian operator, in return for 49 % of the share capital of Divona Telecom (renamed Orange Tunisie). The consideration paid by the Group amounted to 95 million euros. As the other main shareholder controls Orange Tunisie, France Telecom accounts for its investment under the equity method.

The consideration paid comprises a goodwill of 25 million euros, before recognition of identifiable assets acquired (primarily consisting of licenses) and liabilities assumed.

Ongoing transactions

Orange in the UK – T mobile UK joint venture

On November 5, 2009, France Telecom entered into an agreement with Deutsche Telekom under which the two groups will create a joint venture that will combine their mobile and broadband operations in the United Kingdom. Each of the two groups will own 50 % of the joint venture. The France Telecom Group companies and Deutsche Telekom Group companies will be transferred to the joint venture, with a net debt of 1.25 billion pounds sterling for the former and zero for the latter, and together with the operating cash flow generated since June 30, 2009. Further to a loan of 625 million pounds sterling from Deutsche Telekom, the joint venture will repay 625 million pounds sterling to France Telecom.

This agreement was submitted to the European Union competition authorities for approval on January 11, 2010. On February 3, 2010, the British Office of Fair Trading (OFT) filed a request with the European Commission to refer the proposed merger to the OFT for review. The European Commission is expected to provide a ruling both on this request and on the case itself by March 1, 2010.

Since November 2009, the assets and liabilities of the relevant group companies (mainly Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK) have been accounted for as assets held for sale and presented on separate line items on the assets and liabilities of the consolidated statement of financial position at December, 31 2009. For 2007, 2008 and 2009, the associated income statement items have been presented in "Consolidated net income of discontinued operations" in the income statements and statements of comprehensive income. Specific information is provided on cash flows generated by the relevant entities. The reclassifications carried out in the consolidated statement of financial position and in the income statements are described in Note 11.

Orange in Switzerland

On November 25, 2009, France Telecom and TDC entered into an exclusive agreement to combine their respective Swiss subsidiaries Orange and Sunrise.

The project of combination has already been submitted for approval to the Swiss competition authorities.

France Telecom would control 75 % of the new combined entity and TDC would own the remaining 25%. Upon completion of the transaction, in 2010, France Telecom would pay TDC a net consideration of 1.5 billion euros. France Telecom would hold a call option on TDC stake, which would be exercisable from one year after the closing. Furthermore, the new entity would also have the right to offer to buyback the TDC shares over 3 years from 2012 to 2014.

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Additionally, France Telecom would pay to TDC 100 million euros per year in 2012, 2013 and 2014, except in any year when a share buyback would be implemented, or if France Telecom were to exercise its call option. The payments might also be reduced or reimbursed if TDC were to dispose of its investment under other exit scenarios (initial public offering or a sale to a third party).

The Sunrise acquisition-related costs have been expensed during the period.

Mobinil – public tender offer for ECMS

In accordance with an arbitral decision rendered in March 2009 (see Note 32.2 Litigation), France Telecom obtained the right to purchase  Orascom Telecom's entire 28.75 % stake in Mobinil.

On December 10, 2009, the Egyptian Capital Market Authority (CMA, renamed EFSA) authorized France Telecom to launch a public tender offer  for the 49 million shares of ECMS that Mobinil did not own, at the price of 245 Egyptian pounds per share, or a total of 1,518 million euros at December 31, 2009. On January 13, 2010, at Orascom's request, this authorization was suspended by the Administrative Court of Cairo in interim proceedings, following receipt of a petition on the merits to reverse the EFSA’s approval decision. The Court is expected to hand down a ruling during the first quarter of 2010.

Pending a ruling on the merits, this transaction has been recorded as follows in the Group's financial statements for the year ended December 31, 2009:

•

recognition of a debt of 1,082 million euros (see Note 22.2 Net financial debt) for the share relating to indirect non-controlling interests in ECMS reflected in France Telecom's consolidated statement of financial position (as Mobinil controls ECMS, France Telecom consolidates its interest in Mobinil proportionally, resulting in the recognition of indirect non-controlling interests in ECMS);

•

recording of an unrecognized contractual obligation of 436 million euros for the share of non-controlling interests not recognized by the Group (see Note 31.4 Commitments relating to securities).

Year ended December 31, 2008

Main acquisitions

Orange Uganda

On October 17, 2008, France Telecom and Hits Telecom Uganda created Orange Uganda Limited to provide telecommunication services in Uganda under the Orange brand. France Telecom paid a total cash consideration of 95 million US dollars (71 million euros). Of this, 50 million US dollars (40 million euros) was paid on December 31, 2008 and the balance was payable in 2009. Hits Telecom Uganda transferred its license and its main telecom assets.

France Telecom controls Orange Uganda Limited with a 53 % ownership interest. No goodwill was recognized on this transaction since Orange Uganda Limited is a new entity and the transfer of assets was made at fair value.

Compagnie Européenne de Téléphonie (CET)

On January 15, 2008, France Telecom subscribed to CET group's increase in capital (CET owns Photo Station and Photo Service), in consideration for 35 % of the CET group's share capital. On November 14, 2008, France Telecom acquired an additional 13.5 % of the share capital, thereby increasing its interest ownership to 48.5%. The total consideration of this investment was 68 million euros, including 36 million euros of offset receivables. As the other shareholders control the CET group, France Telecom accounts for its investment under the equity method.

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Other changes in the scope of consolidation

Increase of ownership interest in FT España

During 2008, through successive purchases, France Telecom acquired an additional 2.3 % stake in FT España from the minority shareholders for a total of 169 million euros, thereby increasing its shareholding to 81.6%. Goodwill relating to this transaction amounted to 106 million euros.

Increase of ownership interest in Mobistar

During the first half of 2008, Mobistar purchased 2.0 % of its own shares for a total of 74 million euros. France Telecom's interest in Mobistar therefore rose from 50.2 % to 51.2%. Goodwill relating to this transaction amounted to 28 million euros. In addition, in May 2008, Mobistar reduced its capital by an amount of 248 million euros. This transaction, although having no effect on France Telecom's percentage interest in Mobistar, resulted in reducing non-controlling interests by 120 million euros.

During the second half of 2008, through a second share buyback program, Mobistar purchased 3.2 % of its own shares for a total of
101 million euros. France Telecom's interest in Mobistar therefore rose from 51.2 % to 52.9%. Goodwill relating to this transaction amounted to 43 million euros.

Increase of ownership interest in TP Group

During the second half of 2008, TP S.A. purchased 2.4 % of its own shares for a total of 200 million euros. France Telecom's interest in
TP S.A. rose as a result from 48.6 % to 49.8%. Goodwill relating to this transaction amounted to 39 million euros.

Year ended December 31, 2007

Main acquisitions

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51 % stake in Telkom Kenya, the incumbent Kenyan telecom operator, for a total consideration of 270 million euros. Telkom Kenya, which has 280,000 fixed-line customers, has been granted a new mobile license.

At December 31, 2007, the investment in Telkom Kenya was reported in "Non-consolidated investments" (see Note 16 Assets available for sale).

This entity has been consolidated by the Group since 2008. The Group first recognized the identifiable assets acquired and liabilities assumed and finalized this identification subsequent to the analysis of a physical inventory.

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Breakdown of assets acquired and liabilities assumed:

(in millions of euros)	Historical cost at December 31, 2007	Allocation of purchase price	Fair value at December 31, 2007
Other intangible assets o/w brand o/w subscriber bases o/w favorable contracts	38	81 5 44 32	119
Property, plant and equipment	179		179
Other non-current assets	7		7
Total non-current assets	224	81	305
Net trade receivables	91		91
Current assets	18		18
Cash and cash equivalents	5		5
Other current assets	109		109
Total current assets	223	-	223
Non-current financial liabilities at amortized cost excluding trade payables	(7)		(7)
Non-current employee benefits	(11)		(11)
Deferred tax liabilities	(0)	(24)	(24)
Total non-current liabilities	(18)	(24)	(42)
Current trade payables	(92)		(92)
Current employee benefits	(113)		(113)
Other current liabilities	(55)		(55)
Total current liabilities	(260)		(260)
Net assets acquired	169	57	226
Assets and liabilities attributable to non-controlling interests	(83)	(28)	(111)
Net assets acquired attributable to owners of France Telecom S.A. (A)	86	29	115
Goodwill (B)			157
Purchase price consideration (A) + (B)			272 (1)
(1) Including 2 million euros of direct costs attributable to the acquisition.

The brand was measured using the relief from royalty methodology, based on the present value of royalties that would have been paid to a third party for the use of the brand had the Group not owned it.

Subscriber bases were measured using the future cash flows generated by existing customers at the acquisition date. They are amortized over 14 years.

Contracts concluded on favorable conditions relating to emphyteutic land leases with the Kenyan government, were measured at fair value, that is, the difference between rental fees effectively paid to the Kenyan government and the rental fees that the company would have paid under normal market conditions. These assets are amortized over 70 years.

The acquisition of Telkom Kenya resulted in recognition of residual goodwill of 157 million euros, mainly attributable to the planned launch of mobile operations in Kenya and to synergies between the fixed-line and mobile businesses.

Telkom Kenya generated revenues of 107 million euros over the full year 2008. France Telecom's consolidated net income for the year ended December 31, 2008 includes Telkom Kenya's net income, which was (97) million euros including (3) million euros of amortization of identified acquired assets (net of deferred taxes reversals) and (57) million euros of goodwill impairment (see Note 8 Impairment).

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Ya.com

On July 31, 2007, France Telecom acquired the entire share capital of T-Online Telecommunications Spain (now called FT España ISP) from Deutsche Telekom for a total cash consideration of 150 million euros. FT España ISP is Spain's third broadband operator and trades under the name Ya.com.

Goodwill relating to this transaction amounted to 125 million euros, after recognizing 76 million euros of identifiable assets acquired and liabilities assumed, mainly subscriber bases. Taking account of the intercompany loans acquired from the former shareholder and the cash acquired, the net cash out was 319 million euros.

Orange Moldova

On July 2, 2007, France Telecom indirectly acquired, for a cash consideration of 103 million euros, an additional stake in Orange Moldova, bringing its total stake to 94.3%. Goodwill relating to this transaction amounted to 85 million euros.

VOXmobile

On July 2, 2007, Mobistar, which is 50.17 % owned by France Telecom, acquired 90 % of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. After analysis of the agreements between the parties regarding the remaining 10 % interest, France Telecom was deemed to have acquired 100 % of VOXmobile. Goodwill relating to the transaction amounted to 71 million euros, after recognizing 11 million euros of identifiable assets acquired and liabilities assumed.

Acquisition of Groupe Silicomp

On January 4, 2007, France Telecom acquired a controlling block of approximately 54 % of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris S.A., for a cash consideration of 50 million euros. Groupe Silicomp provides services in consulting, creation of software, and development and implementation of network infrastructures. Pursuant to the standing market offer (garantie de cours) launched from February 7 through February 27, 2007 at a price per share equal to the price paid for the controlling block, France Telecom acquired an additional 36.5 % stake of Groupe Silicomp for 43 million euros. At December 31, 2007, France Telecom owned 96.1 % of the shares. Goodwill relating to the transaction amounted to 70 million euros, after recognizing identifiable assets acquired and liabilities assumed. Taking account of the cash acquired, the net cash out of the acquisition amounted to 96 million euros.

Main disposals

Sale of Orange's Dutch mobile and internet businesses

On October 1, 2007, France Telecom sold its Dutch mobile and internet subsidiaries to Deutsche Telekom for a total of 1,317 million euros, net of disposal costs. The net gain on disposal before tax was 299 million euros (see Note 6 Gains ans losses on disposals of assets). Taking account of the cash sold, the net proceeds amounted to 1,306 million euros.

Sale of the shareholding in Bluebirds

In 2007, pursuant to the disposal by Bluebirds of its interest in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and disposed of all its interests in Bluebirds in May 2007. The net gain on disposal before tax was 104 million euros (see Note 6 Gains ans losses on disposals of assets ).

Other changes in the scope of consolidation

One

On October 2, 2007, the consortium formed between the investment fund Mid Europa Partners and France Telecom acquired the entire share capital of One GmbH for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its 17.5 % interest in One GmbH and the reimbursement of its shareholder's loan will be partially reinvested in order to obtain an indirect 35 % stake in One GmbH. The proceeds of this transaction amounted to 36 million euros, net of costs (see Notes 6 Gains ans losses on disposals of assets and 15 Interests in associates). The transaction had a net positive effect of 82 million euros on cash flow.

Increase of ownership interest in TP Group

During 2007, TP S.A. purchased 2 % of its own shares for a total of 185 million euros. As a result, France Telecom's ownership interest in TP S.A. rose from 47.5 % to 48.6%. Goodwill relating to this transaction amounted to 37 million euros.

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Note 4 – Revenues

(in million of euros)	2009	2008	2007
France	23,639	23,726	23,267
Personal Communication Services - France	10,757	10,506	9,988
Home Communication Services - France	14,076	14,374	14,404
Intra-segment eliminations	(1,194)	(1,154)	(1,125)
Spain	3,887	4,067	3,963
Personal Communication Services - Spain	3,216	3,362	3,388
Home Communication Services - Spain	671	705	575
Poland	3,831	5,184	4,825
Personal Communication Services - Poland	1,792	2,460	2,133
Home Communication Services - Poland	2,281	2,972	2,872
Intra-segment eliminations	(242)	(248)	(180)
Rest of the World	8,308	8,322	8,287
Enterprise	7,559	7,785	7,723
Business network legacy	3,167	3,444	3,648
Advanced business network services	2,166	2,054	1,964
Integration and outsourcing of extended business services	1,371	1,338	1,129
Other business services	855	949	982
International Carrier & Shared Services	1,388	1,349	1,240
International Operators	1,208	1,171	1,109
Shared services	180	178	131
Inter-segment eliminations	(2,668)	(2,734)	(2,737)
TOTAL	45,944	47,699	46,568

France Telecom generates substantially all of its revenues from services.

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Note 5 - Operating income and expense

5.1 External purchases

External purchases comprise:

•

Commercial expenses and purchases of content rights, which include purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, as well as purchases and service fees paid to content editors;

•

service fees and inter-operator costs;

•

other network expenses, which include outsourcing fees relating to technical operation and maintenance, and IT expenses;

•

other external purchases, which include overheads, real estate fees, purchases of equipment and call centre outsourcing fees, net of capitalized goods and services produced.

(in millions of euros	2009	2008	2007
Commercial expenses and purchases of content rights(1)	(6,756)	(6,955)	(6,254)
Service fees and inter-operator costs	(6,206)	(6,566)	(6,431)
Other network expenses, IT expenses	(2,660)	(2,740)	(2,640)
Other external purchases	(3,548)	(3,632)	(3,638)
o/w rental expenses	(1,123)	(1,081)	(1,077)
TOTAL EXTERNAL PURCHASES	(19,170)	(19,893)	(18,963)

(1)

Advertising, promotional, sponsoring and rebranding costs amounted to (980) million euros at December 31, 2009, (1,118) million at December 31, 2008 and (1,026) million euros at December 31, 2007. Purchase of content rights amounted to (559) million euros at December 31, 2009, (388) million at December 31, 2008 and (165) million euros at December 31, 2007.

5.2 Other operating income

Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received.

(in millions of euros)	2009	2008	2007
TOTAL OTHER OPERATING INCOME	560	604	680

5.3 Other operating expenses

Other operating expenses primarily include:

(in millions of euros)	2009	2008	2007
Business tax	(858)	(886)	(972)
Frequency use charges	(278)	(264)	(254)
Other taxes	(523)	(393)	(343)
Allowances and losses on trade receivables	(306)	(333)	(315)
Other charges	(323)	(234)	(329)
TOTAL OTHER OPERATING EXPENSES	(2,288)	(2,110)	(2,213)

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5.4 Labor expenses

(in millions of euros)		2009	2008	2007
Average number of employees (1) (full-time equivalents) (unaudited)		167,148	171,718	172,906
Wages and employee benefit expenses		(8,744)	(8,136)	(8,278)
o/w	- Wages and salaries	(5,978)	(5,978)	(6,059)
	- Social security charges	(2,033)	(2,059)	(2,095)
	- French part-time for seniors plan Note 24.2	(569)	-	-
	- Capitalized costs (2)	512	551	512
	- Other labor expenses (3)	(676)	(650)	(636)
Employee profit sharing		(300)	(319)	(359)
Share-based compensation Note 27		(50)	(81)	(277)
o/w	- Free share award plans	(40)	(57)	(149)
	- Employee shareholding plan	-	-	(106)
	- Stock option plans	(10)	(24)	(22)
TOTAL LABOR EXPENSES		(9,094)	(8,536)	(8,914)

(1)

Of whom approximately 38.4 % were French civil servants at December 31, 2009 compared with 39.0 % at December 31, 2008 and 40.6 % at December 31, 2007.

(2)

Capitalized labor expenses correspond to labor expenses included in the cost of assets produced by the Group.

(3)

Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

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Note 6 - Gains and losses on disposals of assets

The main disposals are set out in Note 3.

The net gain (loss) on disposals of assets amounted to (4) million euros in 2009, compared with (29) million euros in 2008. In 2007, the net gain (loss) on disposals of assets was 775 million euros, primarily from the disposal of the investments in Tower Participations (307 million euros), Bluebirds (104 million euros) and One (36 million euros), and from the sale of Orange's Dutch mobile and internet businesses (299 million euros).

Note 7 - Restructuring costs

Restructuring costs, net of restructuring provision reversals, break down as follows:

(in millions of euros)	2009	2008	2007
Public service secondment costs in France	(29)	(69)	(66)
Early retirement plan in France Note 24.3	(2)	(35)	19
Other restructuring costs	(182)	(338)	(140)
o/w France Telecom S.A.	(122)	(185)	(97)
o/w TP S.A.	(5)	(49)	-
o/w FT España	(2)	(38)	-
o/w Equant	(23)	(16)	(24)
TOTAL	(213)	(442)	(187)

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Note 8 - Impairment

8.1 Definition of cash-generating units (CGUs) and level of goodwill impairment testing

During the accounting periods presented, the France Telecom Group had just under forty main CGUs, generally corresponding to a fixed-line/Internet or mobile operation in a particular country. Depending on the country, convergence is gradually leading towards the merger of the cash-generating units.

Since January 1, 2009, with the application of IFRS 8 and new segment reporting (see Note 1.2), France Telecom has carried out impairment tests on its assets, including goodwill, at the operating segment level (France, Enterprise, United Kingdom, Spain and Poland) or at the level of the countries of the segment presented under Rest of the World.

8.2 Goodwill

The main values of goodwill and of intangible assets with an indefinite useful life appear below. The periods presented are shown in the format of the test level adopted since January 1, 2009:

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life(1)
At December 31, 2009	net book value	o/w impairment loss
France	15,305	(13)
United Kingdom	1,517	(1,786)
Poland	1,788	(1,307)	194
Spain	4,723	(114)
Rest of the World:
Romania	1,806
Belgium	1,006
Slovakia	806
Switzerland	673
Ivory Coast	375	(42)
Jordan	178	(43)
Other	1,037	(130)	4
Enterprise	408	(639)
International Carrier & Shared Services	68		3,133
Total	29,690	(4,074)	3,331
o/w continuing operations	28,173	(2,288)	3,331
o/w assets held for sale	1,517	(1,786)	-
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

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(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life(1)
At December 31, 2008 (after IAS 36 amendment)	net book value	o/w impairment loss
France	15,302	(38)
United Kingdom	1,415	(1,665)
Poland	2,161	(893)	192
Spain	4,929	(140)
Rest of the World:
Romania	1,806
Belgium	1,006
Slovakia	806
Switzerland	672
Ivory Coast	375	(42)
Jordan	183	(44)
Other	1,176	(78)	4
Enterprise	421	(643)
International Carrier & Shared Services	49		2,961
Total	30,301	(3,543)	3,157
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life(1)
At December 31, 2007 (after IAS 36 amendment)	net book value	o/w impairment loss
France	15,334	(6)
United Kingdom	1,836	(2,161)
Poland	2,464	(1,031)	222
Spain	5,032
Rest of the World:
Romania	1,806
Belgium	934
Slovakia	723
Switzerland	603
Ivory Coast	417
Jordan	178	(42)
Other	1,039		4
Enterprise	399	(642)
International Carrier & Shared Services	42		3,846
Total	30,807	(3,882)	4,072
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

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(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life(1)
At January 1, 2007 (after IAS 36 amendment)	net book value	o/w impairment loss
France	15,334	(6)
United Kingdom	2,000	(2,362)
Poland	2,274	(969)	208
Spain	5,089
Rest of the World:
Romania	1,806
Belgium	934
Slovakia	712
Switzerland	621
Ivory Coast	417
Jordan	182	(47)	14
Other	1,276	(175)
Enterprise	308	(655)
International Carrier & Shared Services	9		4,200
Total	30,962	(4,214)	4,422
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

8.3 Key assumptions used to determine recoverable amounts

The basis for calculating recoverable amounts are described in Note 2.10.

Trends in the economic and financial environment, competition and regulatory authorities decisions, or changes in competitors' behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

Key assumptions used to determine the value in use of assets in the telecommunication industry are similar in nature. They include:

•

market level, penetration rate and market share; decisions of regulators in terms of the access and services pricing and inter-operator tariffs; the level of commercial expenses required to renew products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues;

•

the level of investment expenditure, which may be affected by the roll-out of necessary new technologies or by decisions of regulators in terms of licenses and spectrum allocation (and the associated fees), or network deployment obligations or obligations to open up networks to competitors.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe of the business plan. In the economic environment induced by the financial crisis that has prevailed since 2008:

•

business plans were drafted during the fourth quarter of each period in order to factor in the latest trends, particularly regarding the first year of the plans;

•

 the discount rate used to determine values in use may incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk (such as for certain African countries);

•

the perpetual growth rates used were maintained, on the whole, as in the Group's assessment carried out at the end of 2009, the economic environment should not lead to any change in the long term outlook of its industry.  Perpetual growth rates were revised for a limited number of Eastern European countries to factor in the effects of the financial crisis.

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Other assumptions that influence estimated recoverable amounts are set forth below:

At December 31,
2009

	France	Poland	Spain	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	Five-year plans
	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	2.0%	2.0%	0.0%
Post-tax discount rate	7.5%	10.85%	8.25%	11.25%	8.5%
Pre-tax discount rate	11.2%	12.7%	10.2%	12.95%	13.0%

In accordance with IFRS 5, the recoverable amount of assets held for sale in the United Kingdom was determined by reference to fair value less costs to sell, as measured on the basis of France Telecom's share in the enterprise value of the Orange United Kingdom and T-Mobile UK joint venture that is in the process of being created.

At December 31, 2008

	France fixed-line and mobile)	United Kingdom (mobile)	Poland (fixed-line and mobile)	Spain (mobile)	Romania (mobile)	Enterprise
Basis of recoverable amount	Fair value(f) Value in use(m)	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	Five-year plans
	Discounted cash flow

Growth rate to perpetuity	0.0%(f) 1.0%(m)	2.0%	0.0%(f) 3.0%(m)	2.0%(m)	4.0%	0.0%
Post-tax discount rate	7.5%(f) 8.25%(m)	8.75%	11.0%	8.25%	11.0%	10.0%
Pre-tax discount rate	n/a (f) 12.1%(m)	10.9%	12.1%(f) 13.1%(m)	10.3%	12.5%	15.8%

At December 31, 2007

	France (fixed-line and mobile)	United Kingdom (mobile)	Poland (fixed-line and mobile)	Spain (mobile)	Enterprise
Basis of recoverable amount	Fair value	Fair value	Value in use	Value in use	Value in use
Source used	Five-year plan	Plans	Five-year plans	Five -year plans	Five -year plans
	Discounted cash flow	EBITDA multiples	Discounted cash flow	Discounted cash flow	Discounted cash flow

Growth rate to perpetuity	0.0% (f) 1.0% (m)	n/a	0.0% (f) 3.0% (m)	2.0%	0.0%
Post-tax discount rate	7.7%	n/a	11.0%	8.25%	8.5%
Pre-tax discount rate	n/a	n/a	13.1% to 13.5%	10.7%	14.0%

In accordance with IAS 36, the basis used for impairment testing (fair value or value in use) may vary from one period to another; the recoverable amount is the higher of estimated value in use and fair value.

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8.4 Sensitivity of recoverable amounts

At the end of 2009, the analysis of recoverable amounts for the main entities led to appreciate their sensitivity to the main assumptions:

•

in France, Romania and Enterprise, the Group considered it improbable that there would be a change in valuation parameters that would bring the recoverable amount into line with their book value;

•

in Poland, for which an impairment was booked in 2009, any decline in estimated value in use would be liable to result in an additional impairment for the France Telecom’s share in TP. A change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 200 to 250 million euros for the France Telecom’s share in TP. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 100 to 200 million euros for the France Telecom’s share in TP. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by 200 to 300 million euros for the France Telecom’s share in TP.

•

In Spain, value in use is close to the book value and any future performance that would fall slightly short of that used to determine value in use, for example due to a persistently poor outlook for the economic environment in Spain, would be liable to result in an impairment. A change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 500 to 700 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 400 to 600 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 600 million euros.

8.5 Impairment, net of reversals

(in millions of euros)	December 31, 2009			December 31, 2008			December 31, 2007
	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life
Poland	(400)	(8)	-	-	31	-	-	1	-
Spain		(2)	-	(140)	(2)	-	-	(1)	-
Ivory Coast			-	(42)	-	-	-	-	-
Other	(49)	(59)	-	(88)	(38)	-	(26)	(77)	(30)
TOTAL	(449)	(69)	-	(270)	(9)	-	(26)	(77)	(30)

At December 31, 2009,

In Poland, the 400 million euros charge for France Telecom's share in TP reflects the effects of regulatory pressure and increasing competition on projected cash flows.

At December 31, 2008,

In Spain, the 140 million euro impairment charge of the fixed-line market reflects a material decline in the market valuation of revenues per broadband subscriber based on comparable transactions.

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Note 9 - Gains and losses related to financial assets and liabilities

	2009

	Finance costs, net						Operating income		Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	4	4	(2)	4		-	-	32
Loans and receivables	-	37	37	264	29		2	(254)(3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	110	110	71	-		-	-	-
Liabilities at amortized cost (1)	(2,280)(2)	-	(2,280)	(181)	-		(23)	0	-
Financial liabilities at fair value through profit or loss, excluding derivatives	30	-	30	(23)(5)	-		-	-	-
Derivatives	(43)	(18)	(61)	(194)	-		(3)	-	(173)
Discounting expense	-	-	-	-	(107)		-	-	-
Gains and losses of continuing activities	(2,293)	133	(2,160)	(65)	(74)	(2,299)	(24)	(254)	(141)
Gains and losses of discontinued operations (4)	(12)	-	(12)	(2)	17	3	18	(87)	(54)

(1)

Including the change in fair value of hedged liabilities.

(2)

Including redemptions of perpetual bonds redeemable for shares (TDIRA) for (27) million euros.

(3)

Mainly receivables written off for (422) million euros, 117 million euros from net changes in provisions for impairment of accounts receivable, and various interest on receivables for 54 million euros.

(4)

Relates to assets held for sale in the UK (see Note 11).

(5)

Including a foreign exchange loss of (23) million euros arising from increased valuation of ECMS public tender offer.

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	2008

	Finance costs, net						Operating income		Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	4	4	4	4		-	1	(54)
Loans and receivables	-	93	93	(965)	58		(10)	(302)(4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	170	170	(86)	-		-	-	-
Liabilities at amortized cost (1)	(2,653)(2)	-	(2,653)	713	-		10	(3)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	24	-	24	-	-		-	-	-
Derivatives	(445)(3)	-	(445)	280	-		84	-	379
Discounting expense	-	-	-	-	(158)		-	-	-
Gains and losses of continuing activities	(3,074)	267	(2,807)	(54)	(96)	(2,957)	84	(304)	325
Gains and losses of discontinued operations (5)	(69)	-	(69)	(8)	47	(30)	6	(32)	54

(1)

Including the change in fair value of hedged liabilities.

(2)

Including redemptions of perpetual bonds redeemable for shares (TDIRA) of (26) million euros.

(3)

Including (381) million euros change in fair value of the price guarantee given to the minority shareholders of FT España.

(4)

Mainly receivables written off for (369) million euros and various interest on receivables for 77 million euros.

(5)

Relates to assets held for sale in the UK (see Note 11).

	2007

	Finance costs, net						Operating income		Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	-	-	(6)	5		-	-	(38)
Loans and receivables	-	25	25	(439)	43		(28)	(219)(3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	256	256	-	-		-	-	-
Liabilities at amortized cost (1)	(2,856)(2)	-	(2,856)	1,184	-		30	(2)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	(32)	-	(32)	-	-		-	-	-
Derivatives	31	-	31	(729)	-		(7)	-	319
Discounting expense	-	-	-	-	(129)		-	-	-
Gains and losses of continuing activities	(2,857)	281	(2,576)	10	(81)	(2,647)	(5)	(221)	281
Gains and losses of discontinued operations (4)	(96)	1	(95)	(14)	106	(3)	(1)	(67)	-

(1)

Including the change in fair value of hedged liabilities.

(2)

Including redemptions of perpetual bonds redeemable for shares (TDIRA) for (64) million euros.

(3)

Mainly receivables written off for (319) million euros and various interest on receivables for 96 million euros.

(4)

Relates to assets held for sale in the UK (see Note 11).

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Note 10 - Income tax

10.1 Income tax recognized in profit or loss

Income tax benefit/(charge)

The Group's income tax charge amounts to (2,338) million euros, including (43) million euros attributable to assets held for sale. The breakdown of the tax charge by tax consolidation group and/or by region is the following:

	2009	2008	2007
France tax group	(1,673)	(1,971)	(499)
- Current taxes	(29)	(46)	3
- Deferred taxes	(1,644)	(1,925)	(502)
UK	(88)	(89)	195
- Current taxes	(31)	(118)	78
- Deferred taxes	(57)	29	117
Spain	1	(619)	(494)
- Current taxes	1	-	22
- Deferred taxes	0	(619)	(516)
TP Group	(74)	(116)	(147)
- Current taxes	(100)	(160)	(174)
- Deferred taxes	26	44	27
Other subsidiaries	(461)	(105)	(300)
- Current taxes	(481)	(478)	(457)
- Deferred taxes	20	373	157
Tax charge for continuing operations	(2,295)	(2,899)	(1,245)
- Current taxes	(640)	(801)	(528)
- Deferred taxes	(1,655)	(2,098)	(717)
Tax charge for assets held for sale	(43)	107	(85)
- Current taxes	(45)	117	(81)
- Deferred taxes	2	(10)	(4)

France tax group

In 2009, the tax charge for the French tax group amounted to (1,673) million euros, including a deferred tax charge of (1,644) million euros primarily resulting from the reversal of deferred tax assets as a consequence of the utilization of tax losses carried forward.

In 2008, the tax charge for the French tax group also mainly included the deferred tax charge arising from the utilization of tax losses carried forward which were previously recognized as tax assets.

In 2007, the tax charge for the French tax group comprised a deferred tax charge of (2,172) million euros corresponding to the reversal of deferred tax assets previously recognized as regards tax loss carryforwards and a deferred tax income of 1,573 million euros that was booked as a consequence of the reassessment of the recoverability horizon.

During 2009, the Group continued to exchange correspondence and to hold meetings with French tax authorities representatives to resolve tax reassessments notified in previous years following the tax audits for the years 2000 to 2005. As a result, the Group accepted certain tax adjustments which did not have a material impact on its financial statements. Other tax adjustments were contested and appealed (in 2009, one such appeal was filed with the Commission Nationale des Impôts Directs which is expected to issue a recommendation during the first half of 2010); in accordance with the rules of procedure, the Company may be required to provide a bank guarantee in this respect. In accordance with the accounting principles set out in the last subparagraph of Note 2.17, France Telecom has calculated the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends vis-à-vis the tax authorities.

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Spain

In 2009, the current tax charge was zero as well as the deferred tax charge. Indeed, the tax losses generated during 2009 did not give rise to the recognition of any additional deferred tax asset.

In 2008 and 2007, the deferred tax charge relates to the reassessment of the recoverability horizon for Spanish tax assets.

Other tax entities

In 2008, a net deferred tax income of 406 million euros was recognized within other tax entities that evidenced the probable nature of their future taxable profits.

France Telecom Group tax proof

The applicable income tax rate in France is 33.33%, plus an additional contribution which increases it to 34.43%.

The reconciliation between the theoretical tax calculated based on the French statutory tax rate and effective income tax expense on continuing operations is as follows:

(in millions of euros)	2009	2008	2007
Net income of continuing operations before tax	5,560	6,988	7,893
Impairment of goodwill	449	270	26
Net income from continuing operations before tax and impairment of goodwill	6,009	7,258	7,919
Statutory income tax rate	34.43%	34.43%	34.43%
Theoretical tax	(2,069)	(2,499)	(2,727)
Share of profits (losses) of associates	8	(73)	1
Recognition of share-based compensation	(3)	(9)	(30)
Reassessment of deferred tax assets	(200)	(268)	809
Difference in tax rates	239	309	267
Change in local tax rate	-	(3)	84
Capital gains and losses of equity investments not taxable at the current tax rate	-	1	283
Permanent differences	(270)	(357)	68
Effective tax on continuing operations	(2,295)	(2,899)	(1,245)
Effective tax on assets held for sale	(43)	107	(85)

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10.2 Corporate income tax on components of other comprehensive income

	December 31, 2009			December 31, 2008			December 31, 2007
(in millions of euros)	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Assets available for sale	32	-	32	(54)	-	(54)	(38)	-	(38)
Cash flow hedges	(173)	62	(111)	405	(145)	260	319	(108)	211
Net investment hedges	-	-	-	(26)	-	(26)	-	-	-
Translation adjustments	(136)	-	(136)	(1,001)	-	(1,001)	255	-	255
Components of comprehensive income of associates	(5)	-	(5)	-	-	-	-	-	-
TOTAL	(282)	62	(220)	(676)	(145)	(821)	536	(108)	428

10.3 Tax position in statement of financial position

	December 31, 2009			December 31, 2008			December 31, 2007
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
- Current taxes	12	61	(49)	11	22	(11)	51	23	28
- Deferred taxes	2,666	-	2,666	4,060	-	4,060	6,003	-	6,003
UK
- Current taxes	33	-	33	-	12	(12)	-	8	(8)
- Deferred taxes	-	877	(877)	-	1,003	(1,003)	-	1,322	(1,322)
Spain
- Current taxes	1	-	1	-	-	-	-	-	-
- Deferred taxes	419	85	334	461	127	334	1,038	85	953
TP Group
- Current taxes	6	1	5	40	3	36	14	4	10
- Deferred taxes	87	-	87	62	-	62	28	-	28
Other subsidiaries
- Current taxes	90	243	(153)	93	240	(147)	46	296	(250)
- Deferred taxes	567	128	439	559	158	401	204	132	72
Total tax on continuing operations
- Current taxes	142	305	(163)	144	277	(133)	111	331	(220)
- Deferred taxes	3,739	1,090	2,649	5,142	1,288	3,854	7,273	1,539	5,734
Total tax on assets held for sale
- Current taxes	-	93	(93)	-	-	-	-	-	-
- Deferred taxes	-	237	(237)	-	-	-	-	-	-

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Tax assets and liabilities by type of temporary difference

	December 31, 2009	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net	Net
Provisions for early retirement plans	426	411	618
Fixed assets	(616)	(813)	(881)
Tax loss carryforwards	2,012	3,709	5,408
Other differences	827	547	589
Net deferred taxes on continuing operations	2,649	3,854	5,734

At December 31, 2009, unrecognized deferred tax assets for the France Telecom Group amounted to 5.7 billion euros (5.4 billion euros in 2008 and 4.8 billion euros in 2007), mainly comprising tax loss carryforwards located in many jurisdictions and that were not recognized in the consolidated financial statements in accordance with the accounting policies described in Note 2.17.

Changes in Group net deferred taxes

(in millions of euros)	2009	2008	2007
Opening balance (asset position)	3,854	5,734	6,402
Changes in the scope of consolidation	(2)	(50)	(11)
Recognition through net income	(1,655)	(2,108)	(721)
Recognition through equity	87	(24)	(106)
Translation adjustments and other items	128	302	170
Impact of assets held for sale	237	-	-
Closing balance (asset position)	2,649	3,854	5,734

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Note 11 - Discontinued operations, assets held for sale and liabilities related to assets held for sale

The companies in the United Kingdom that will be transferred to the joint venture with Deutsche Telekom are treated as discontinued operations.

The reclassifications in the consolidated statement of financial position at December 31, 2009 and in the income statements for the years 2007, 2008 and 2009 are shown in the note "Segment Information". Transactions between discontinued operations and the rest of the France Telecom Group are accounted for before elimination of intra-group transactions so as to reflect the future discontinued activities.

Cash flows from discontinued operations

Information on cash flows generated should be read in conjunction with the following information:

•

figures are presented after intercompany eliminations within the disposal group;

•

financing flows reflect changes in external debt, the net change in financing accounts with the rest of the group, and capital transactions with shareholders (dividends, capital increase);

•

the change in external cash.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Cash provided by operating activities	941	1,140	1,033
Cash used in investing activities	(406)	(463)	(488)
Cash used in financing activities	(554)	(663)	(540)
Net change in cash and cash equivalents	(19)	14	5

Cash flows over the three accounting periods are presented in a similar manner. 2009 financing flows do not include the recapitalization needed to restore the net debt position of the entities to be transferred to the joint venture to the contractually stipulated amount of 1,250 million pounds sterling (1,407 million euros) net of operating cash flows generated (as defined in Note 28.7) since July 1, 2009 (approximately 172 million euros at December 31, 2009).

Consolidated statement of financial position at December 31, 2009

In the presentation of assets held for sale, the net debt of the entities to be transferred was reduced to the contractually stipulated amount of 1,250 million pounds sterling (1,407 million euros). This debt is presented in the line item "Other non-current liabilities" in segment reporting. The cash arising from the operating cash flows of 172 million euros generated since July 1, 2009 as well as that to be transferred to the joint venture is included under "Other current assets".

The counterpart for this liability and this asset is presented in the rest of the France Telecom Group.

(in millions of euros)	Balance in the statement of financial position	Of which net financial debt with the Group
Liabilities related to assets held for sale (a)	3,180	1,407
Assets held for sale (b)	8,264	172
Net financial debt of assets held for sale (a)-(b)		1,235

In the consolidated statement of changes in shareholders’ equity, the components of other comprehensive income from discontinued operations amounts to (1,023) million euros and consists of translation adjustments.

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Note 12 – Goodwill

	December 31, 2009			December 31, 2008	December 31, 2007	January 1, 2007
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value	Net book value
France	15,318	(13)	15,305	15,302	15,334	15,334
United Kingdom	-	-	-	1,415	1,836	2,000
Poland	3,095	(1,307)	1,788	2,161	2,464	2,274
Spain	4,837	(114)	4,723	4,929	5,032	5,089
Rest of the World	6,096	(215)	5,881	6,024	5,700	5,948
Enterprise	1,047	(639)	408	421	399	308
International Carrier & Shared Services	68	-	68	49	42	9
TOTAL	30,461	(2,288)	28,173	30,301	30,807	30,962

Movements in the net book value of goodwill are as follows:

(in millions of euros)		2009	2008	2007
Opening balance		30,301	30,807	30,962
Acquisitions (1)	Note 3	36	366	436
Disposals (2)	Note 3	-	(5)	(334)
Impairment	Note 8	(449)	(271)	(26)
Translation adjustment		70	(602)	(106)
Reclassifications and other items (3)		(268)	6	(125)
Reclassification to assets held for sale		(1,517)	-	-
Closing balance		28,173	30,301	30,807

(1)

 Including, in 2008, Telkom Kenya for 157 million euros, Mobistar for 71 million euros and TP Group for 39 million euros. Including, in 2007, FT España ISP (Ya.com) for 125 million euros, Orange Moldova for 85 million euros, VOXmobile for 71 million euros and Groupe Silicomp for 70 million euros.

(2)

In 2007, (334) million euros relating to the sale of Orange's Dutch mobile and internet businesses.

(3)

Mostly relating to transactions involving the Spanish entities.

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Note 13 - Other intangible assets

	December 31, 2009				December 31, 2008	December 31, 2007
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Telecommunication licenses	3,715	(1,382)	-	2,333	5,909	7,172
Brands	4,101	-	(721)	3,380 (1)	3,217	4,090
Subscriber bases	4,456	(3,622)	(32)	802 (2)	1,232	1,671
Software	9,294	(5,821)	(37)	3,436	3,734	3,442
Other intangible assets	881	(290)	(166)	425	359	283
TOTAL	22,447	(11,115)	(956)	10,376	14,451	16,658

(1)

Including, at December 31, 2009, the Orange brand for 3,133 million euros and the TP brand for 194 million euros.

(2)

Including, at December 31, 2009, FT España for 690 million euros, the Jordanian entities for 71 million euros and Sonatel for 15 million euros.

Movements in the net book value of other intangible assets were as follows:

(in millions of euros)	2009	2008	2007
Opening balance	14,451	16,658	18,713
Acquisitions of other intangible assets (1)	1,500	1,883	1,693
Impact of changes in the scope of consolidation (2)	38	238	(220)
Disposals	(10)	(15)	(10)
Depreciation and amortization (3)	(2,305)	(2,365)	(2,532)
Impairment	(49)	(13)	(37)
Translation adjustment (4)	413	(2,134)	(801)
Reclassifications and other items	94	199	(148)
Reclassification to assets held for sale	(3,756)	-	-
Closing balance	10,376	14,451	16,658

(1)

In 2009, this item mainly relates to software for 1,381 million euros and licenses for 58 million euros.  In 2008, this item mainly related to software for 1,530 million euros and licenses for 273 million euros. In 2007, this item mainly related to software for 1,477 million euros.

(2)

In 2008, this item mainly related to the acquisition of Telkom Kenya for 120 million euros and the acquisition of Orange Uganda for 68 million euros. In 2007, this item mainly related to the sale of the Dutch businesses for an amount of (374) million euros and the acquisition of FT España ISP (Ya.com) for 92 million euros.

(3)

In 2009, this item mainly relates to telecommunication licenses for (475) million euros and subscriber bases for (416) million euros, (respectively, (551) million euros and (468) million euros in 2008 and (624) million euros and (531) million euros in 2007).

(4)

In 2009, this item mainly relates to Orange in United Kingdom for 439 million euros, ((2,020) million euros in 2008 and (828) million euros in 2007).

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Information on telecommunication licenses at December 31, 2009

France Telecom's commitments under licenses awarded are disclosed in Note 31.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
GSM	181	152	10.2
UMTS	639	439	10.2
Spain	820	591
GSM	281	210	11.3
UMTS	629	426	11.6
France	910	636
GSM (2 licenses)	148	15	3.8 to 4.7
UMTS	398	303	13.9
Poland	546	318
Belgium, Egypt and others	1,439	788
Total telecommunication licenses	3,715	2,333
(1) In number of years, at December 31, 2009.

Capitalized expenditure during the year

(in millions of euros)	2009	2008	2007
External purchases	419	484	463
Labor expenses	260	337	317
Others	7	-	-
TOTAL	686	821	780

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Note 14 - Property, plant and equipment

	December 31, 2009				December 31, 2008	December 31, 2007
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Land and buildings	6,851	(3,396)	(382)	3,073	3,090	3,098
Networks and handsets	69,923	(49,975)	(241)	19,707	21,600	23,002
IT equipment	3,791	(2,975)	(18)	798	950	1,149
Other property, plant and equipment	1,564	(793)	(28)	743	894	600
TOTAL	82,129	(57,139)	(669)	24,321	26,534	27,849

Movements in the net book value of property, plant and equipment were as follows:

(in millions of euros)	2009	2008	2007
Opening balance	26,534	27,849	28,222
Acquisitions of property, plant and equipment (1)	4,387	5,433	5,415
Impact of changes in the scope of consolidation(2)	3	123	(290)
Disposals and retirements	(54)	(226)	(82)
Depreciation and amortization (3)	(4,799)	(5,411)	(5,579)
Impairment	(20)	4	(70)
Translation adjustment (4)	92	(1,146)	16
Reclassifications and other items	(27)	(92)	217
Reclassification to assets held for sale	(1,795)	-	-
Closing balance	24,321	26,534	27,849

(1)

In 2009, this item mainly relates to networks and handsets for 3,578 million euros (4,161 million euros in 2008 and 4,481 million euros in 2007). Including 170 million euros acquired under finance leases at December 31, 2009 (176 million euros at December 31, 2008 and 44 million euros at December 31, 2007).

(2)

In 2008, this item mainly related to the acquisition of Telkom Kenya. In 2007, this item related to the sale of the Dutch businesses for (418) million euros and the acquisition of FT España ISP (Ya.com) for 97 million euros.

(3)

In 2009, this item mainly relates to networks and handsets for (3,951) million euros ((4,615) million euros in 2008 and (4,834) million euros in 2007).

(4)

In 2009, this item mainly relates to Orange in United Kingdom for 129 million euros (in 2008, TP Group for (720) million euros and Orange in the United Kingdom for (532) million euros).

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Property, plant and equipment held under finance leases:

	December 31, 2009	December 31, 2008	December 31, 2007
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	416	300	195
Networks and handsets	153	288	363
IT equipment and others	10	14	15
TOTAL	579	602	573

Capitalized expenditure during the year

(in millions of euros)	2009	2008	2007
External purchases	497	665	691
Labor expenses	252	269	258
Others	(6)	68	64
TOTAL	743	1,002	1,013

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Note 15 - Interests in associates

15.1 Interests in associates

The net book values of France Telecom's investments in associates are as follows:

(in millions of euros) Company	Main activity	% interest December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007
Sonaecom	Telecommunications operator in Portugal	20%	134	84	273
Orange Austria subgroup (ex-One)	Telecommunications operator in Austria	35%	-	-	-
Compagnie Européenne de Téléphonie	Distributor	61.37%	51	54	-
Orange Tunisie	Telecommunications operator in Tunisia	49%	91	-	-
Other		-	16	34	9
TOTAL			292	172	282

(in millions of euros)	2009	2008	2007
Opening balance	172	282	360
Dividends	-	-	(1)
Share of profits (losses)	(23)	(12)	4
Impairment (1)	46	(199)	-
Acquisitions (2)	116	107	-
Disposals of investments	(17)	(6)	(35)
Other impact of changes in scope of consolidation	5	-	(46)
Translation adjustment	(5)	-	-
Reclassification to assets held for sale	(2)	-	-
Closing balance	292	172	282
(1) Relates to Sonaecom. (2) Including Orange Tunisie for 95 million euros in 2009. Including Compagnie Européenne de Téléphonie for 68 million euros in 2008.

15.2 Main financial aggregates - interests in associates

Unless otherwise indicated, the main financial aggregates for 100 % of each associate as of December 31 were as follows:

Sonaecom

France Telecom's ownership interest in Sonaecom was 20 % at December 31, 2009 (20 % at December 31, 2008, 19.19 % at December 31, 2007).

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The main financial aggregates for Sonaecom are as follows:

(in millions of euros)	2009 (1)	2008	2007
Revenues	717	976	893
Net income	3	5	37
Total assets	1,966	1,973	1,759
Equity	933	929	935
France Telecom share in equity	187	186	179
(1) Latest figures reported for the nine months ended September 30, 2009 (unaudited).

Orange Austria subgroup (ex-One)

In October 2007, One, which has since been renamed Orange Austria subgroup, underwent a Leveraged Buy Out (LBO). France Telecom's share of the total cash consideration received was 154 million euros on the transaction date.

At the same time, France Telecom and the Mid Europa Partners (MEP) investment fund entered into an investment agreement through which France Telecom invested 108 million euros in Orange Austria subgroup, giving it an interest of 35 % in Orange Austria subgroup, compared with its 17.45 % stake in One before the LBO.

Other than the shares pledged as collateral, France Telecom provided no guarantee for any liability, nor entered into any agreement that would require it to provide financial support to Orange Austria subgroup in any manner whatsoever.

France Telecom's ownership interest in Orange Austria subgroup was 35 % at December 31, 2009, 2008 and 2007.

The main financial aggregates for Orange Austria subgroup are as follows:

(in millions of euros)	2009	2008	2007(1)
Revenues	595	615	164
Net income	(32)	(82)	(73)
Total assets	759	878	895
Non-current financial liabilities	1,250	1,264	1,235
Equity	(657)	(626)	(544)
France Telecom share in equity	(230)	(219)	(190)
(1) 3 months to December 31, 2007.

Based on the terms of this transaction, France Telecom deemed that its stake in Orange Austria subgroup is identical to the stake it previously held in One, plus a cash distribution, as Orange Austria subgroup is the same company as One, only more leveraged. Equity recognized on the LBO transaction date amounted to (471) million euros for 100%, representing One's pre-LBO equity less 774 million euros of distributions paid to One's historical shareholders (net of the amount reinvested by France Telecom) plus the 200 million euro investment of the new shareholder, MEP. Given negative equity and the absence of commitment, the contribution to the consolidated financial statements is nil. The distribution, net of France Telecom's reinvestment, was first recorded as a reduction of the carrying amount (10 million euros before the transaction), and the amount of 36 million euros in excess of this value was recognized as a gain.

France Telecom will subsequently start to recognize a share of income in Orange Austria subgroup only when France Telecom's share of Orange Austria subgroup's cumulative net income equals the gain recognized in the transaction, in accordance with IAS 28. The share of total net income for the Orange Austria subgroup that is not included in the consolidated financial statements of the France Telecom Group amounted to (66) million euros, including (11) million euros for 2009, (29) million euros for 2008 and (26) million euros for 2007.

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Compagnie Européenne de Téléphonie (CET)

France Telecom Group owns 48.5 % of CET alongside Compagnie du Téléphone (CDT). In September 2009, the Group acquired 24.99 % of CDT, thereby increasing its financial interest in CET to 61.37%.

This ownership structure and an analysis of the respective rights of the shareholders indicate that the Group has only significant influence over CET.

The main financial aggregates for CET are as follows:

(in millions of euros)	2009(1)	2008
Revenues	160	183
Net income	(37)	(45)
Total assets	NC	198
Equity	(100)	(63)
France Telecom share in equity	(62)	(31)

(1)

The share of CET's earnings recognized in the consolidated financial statements for the year ended December 31, 2009 was determined based on an estimate of the net income of CET, whose closing date occurs after France Telecom Group reports its financial results.

Orange Tunisie

The ownership interest in Orange Tunisie is 49 % at December 31, 2009.

The main financial aggregates for Orange Tunisie are as follows:

(in millions of euros)	2009(1)
Revenues	8
Net income	(2)
Total assets	212
Equity	137
France Telecom share in equity	67
(1) 5 months at December 31, 2009.

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Note 16 - Assets available for sale

		December 31, 2009	December 31, 2008	December 31, 2007
(in millions of euros)	% interest	Fair value	Fair value	Fair value
Bull S.A. (1)	10%	30	11	37
Steria (1)	3%	10	4	12
Freenet AG (ex MobilCom) (1)	1%	6	2	10
Telkom Kenya (2)	40%	-	-	244
Investment funds (3)	-	37	44	65
Other companies	-	50	52	45
Total non-consolidated investments		133	113	413
Deposits related to QTE leases and similar items (4)	-	87	90	105
Other financial assets at fair value	-	1	-	-
Assets available for sale		221	203	518
(1) Listed companies. (2) Consolidated since 2008. (3) Mainly in research and development. (4) See Notes 22 Financial liabilities and net financial debt and 31 Unrecognized contractual commitments.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	2009	2008	2007
Opening balance	203	518	338
Change in fair value	32	(54)	(38)
Telkom Kenya - acquisition and consolidation	-	(244)	244
Other movements	(14)	(17)	(26)
Reclassifications to assets held for sale	-	-	-
Closing balance	221	203	518

Unrealized gains and losses arising from the revaluation of the assets available for sale at fair value are recorded in other comprehensive income. When a loss is significant or lasting, it is reclassified from other comprehensive income to consolidated net income for the period. The change in fair value of the assets available for sale is summarized as follows:

(in millions of euros)	2009	2008	2007
Profit (loss) recognized in other comprehensive income during the period	33	(53)	(33)
Reclassification adjustment in net income for the period	(1)	(1)	(5)
TOTAL	32	(54)	(38)

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Reserves for assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Bull S.A.	23	4	30
Steria	9	2	11
Freenet AG (ex MobilCom)	4	-	11
Others	22	20	28
TOTAL	58	26	80
of which share attributable to owners of the parent company	58	26	80
of which share attributable to non-controlling interests	-	-	-

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Note 17 – Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2009	December 31, 2008(2)	December 31, 2007(2)
Handset inventories	564	883	871
Other products/services sold	36	47	141
Available broadcasting rights	36	29	-
Other supplies	75	95	139
Gross value (1)	711	1,054	1,151
Depreciation	(79)	(78)	(83)
Net book value	632	976	1,068

(1)

Including Orange France stocks in channel for 113 million euros in 2009, 129 million euros in 2008 and 94 million euros in 2007.

(2)

The 2008 and 2007 figures by category have been revised to bring them in line with the classification used in 2009.

The net book value of broadcasting rights and equipment inventories reclassified as assets held for sale amounts to 123 million euros at December 31, 2009.

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Note 18 - Loans and receivables

In the statement of financial position, loans and receivables are shown under the following headings:

	December 31, 2009			December 31, 2008	December 31, 2007
(in millions of euros)	Cost	Depreciation	Net	Net	Net
Non-current loans and receivables	2,613	(58)	2,555	1,554	1,960
Current loans and other receivables	1,088	0	1,088	63	81
Trade receivables	6,470	(976)	5,494	6,163	6,556
Cash	1,038	-	1,038	1,034	1,303
Loans and receivables	11,209	(1,034)	10,175	8,814	9,900

The net value of loans and receivables reclassified as assets held for sale was 770 million euros at December 31, 2009.

18.1 Loans and other receivables

	December 31, 2009			December 31, 2008	December 31, 2007
(in millions of euros)	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	758	-	758	238	788
Deposit related to ECFI dispute(2)	964	-	964	964	757
Deposits related to securitization(3)	73	-	73	-	-
Deposits related to QTE leases and similar items	11	-	11	14	91
Loans granted to assets held for sale(4)	1,407	-	1,407	-	-
Receivables related to investments	89	(50)	39	37	69
Other (5)	399	(8)	391	364	336
Total loans and other receivables	3,701	(58)	3,643	1,617	2,041

(1)

See Note 28.5, Credit risk and counterparty risk management.

(2)

See Note 32, Litigation.

(3)

See Note 22.2, Net financial debt.

(4)

This amount represents the gross financial debt of assets held for sale (see Note 11); of which, 625 million pounds sterling will be repaid following completion of the transaction.

(5)

Mainly comprises security deposits and various loans.

The table below provides an analysis of the change in provision for loans and other receivables:

(in millions of euros)	2009	2008	2007
Opening balance	(140)	(133)	(144)
Change in provision for depreciation	85	(1)	(10)
Translation adjustment	(0)	(6)	13
Impact of changes in the scope of consolidation	-	-	8
Reclassification and other items	(3)	-	-
Reclassification to assets held for sale	(0)	-	-
Closing balance	(58)	(140)	(133)

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For loans and other receivables, amounts past due but not depreciated are not material.

18.2 Trade receivables

Most of the terms of trade receivables securitization and the conditions associated with these programs are similar to those of the previous programs. As France Telecom S.A. and Orange France retain the risks related to the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,330 million euros) and the external liabilities of the securitization vehicles (807 million euros) remain on the statement of financial position.

Out this 807 million euro debt as of December 31, 2009 programs have already been renewed for 550 million euros in 2010 for two years.

Net trade receivables are broken down as follows:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables depreciated according to their age	1,195	1,676	1,935
Trade receivables depreciated according to other criteria	349	373	988
Net trade receivables past due	1,544	2,049	2,923
Not past due	3,950	4,114	3,633
Net trade receivables	5,494	6,163	6,556

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Past due - under 180 days	929	1,339	1,591
Past due - 180 to 360 days	160	198	143
Past due - over 360 days	106	139	201
Total net trade receivables past due and depreciated according to their age	1,195	1,676	1,935

The table below provides an analysis of the change in provision for trade receivables:

(in millions of euros)	2009	2008	2007
Opening balance	(1,217)	(1,123)	(1,136)
Change in provision for depreciation	103	15	(3)
Translation adjustment	(7)	69	15
Impact of changes in the scope of consolidation	(1)	(146)	8
Reclassifications and other items	2	(32)	(7)
Reclassification to assets held for sale	144	-	-
Closing balance	(976)	(1,217)	(1,123)

422 million euros of trade receivables were written off at December 31,2009 (421 million euros at December 31,2008, and 379 million euros at December 31,2007).

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Note 19 - Financial assets at fair value through profit or loss

In the statement of financial position, financial assets at fair value through profit or loss are shown under the following headings:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Non-current financial assets at fair value through profit or loss	199	106	54
Current financial assets at fair value through profit or loss, excluding cash equivalents	92	721	534
Cash equivalents	2,911	3,766	2,722
Financial assets at fair value through profit or loss	3,202	4,593	3,310

The table below shows a breakdown of financial assets at fair value through profit or loss:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Negotiable debt securities	-	608 (1)	488
Derivatives held for trading (assets) (2)	284	216	98
Other investments at fair value	7	3	2
Other financial assets at fair value through profit or loss	291	827	588
Deposits	427	1,060	89
Certificates of deposit	138	1,249	2,213
Commercial papers	-	450	344
Mutual funds (SICAV and FCP) (3)	2,112	866	69
Other	234	141	7
Cash equivalents	2,911	3,766	2,722
Financial assets at fair value through profit or loss	3,202	4,593	3,310

(1)

Matured on January 2, 2009.

(2)

See Note 23, Derivative instruments

(3)

These investments are classified in the AMF category "Monétaires euro" and meet the criteria required for classification as cash equivalents (assets that are readily convertible into a known amount of cash and exposed to negligible risk of change in value).

Apart from derivative assets, which are classified by nature as financial assets at fair value through profit or loss, the other financial assets are included in this category, as they are short-term investments for which management and performance are evaluated on the basis of fair value.

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Note 20 - Other assets and prepaid expenses

20.1 Other assets

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
VAT receivables	1,154	1,365	1,266
Advances and downpayments (1)	168	148	348
Other	559	662	484
TOTAL	1,881	2,175	2,098
of which other non-current assets	32	32	63
of which other current assets	1,849	2,143	2,035
(1) Including, in 2007, 145 million euros relating to the purchase of buildings.

Other assets reclassified as assets held for sale amount to 9 million euros at December 31, 2009 (including 9 million euros of other current assets).

20.2 Prepaid expenses

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Prepaid external purchases	393	550	573
Other prepaid operating expenses	35	31	100
TOTAL	428	581	673

Prepaid expenses reclassified as assets held for sale amount to 289 million euros at December 31, 2009.

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Note 21 - Equity

At December 31, 2009, France Telecom S.A.’s share capital, based on the number of issued shares, amounted to 10,594,839,096 euros, comprising 2,648,709,774 ordinary shares with a par value of 4 euros each.

At December 31, 2009, the French State owned 26.97 % of France Telecom S.A.’s share capital either directly or indirectly through ERAP and in concert with the Fonds Stratégique d’Investissement and 26.99 % of the voting rights.

21.1 Changes in share capital

On June 30, 2009, France Telecom S.A. issued 33,600,122 new shares at the price of 16.01 euros per share, following the option given to shareholders for payment of the balance of the dividend in France Telecom shares decided at the May 26, 2009 Shareholders’ Meetings. In accordance with the authorizations granted by the Shareholders' Meeting, the Chairman and CEO duly recognized the associated capital increase.

During the period ended December 31, 2009, France Telecom S.A. also issued 118,416 new shares following the exercise of stock options, including:

•

45,269 shares in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred; and

•

73,147 shares in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The issuance of these new shares will be duly recorded no later than by the date of the first Board of Directors meeting held after December 31, 2009.

21.2 Treasury shares

During the period ended December 31, 2009, under the program authorized by the Shareholders' Meeting of May 27, 2008, France Telecom bought back 1,200,000 shares and delivered 10,270,544 shares to unwind the free share award plan in France.

Pursuant to the authorization granted by the Shareholders' Meeting of May 26, 2009, the Board of Directors implemented a new share buyback program (the "2009 Buyback Program"). The description of the program was described in the France Telecom registration document filed with the French Securities Regulator on 10 April 2009.

During the period ended December 31, 2009, France Telecom bought back 1,000,000 of its own shares under the 2009 Buyback Program, excluding shares bought back under the liquidity contract.

The liquidity contract entered into on May 9, 2007 with an investment services provider, in accordance with the program authorized by the Shareholders' meeting of May 21, 2007, was renewed on its anniversary date for a period of one year and has continued to be implemented under the 2009 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At December 31, 2009, the company held 2,042,836 of its own shares (and no shares under the terms of the liquidity contract), compared with 10,113,380 at 31 December 2008 (no shares under the terms of the liquidity contract) and 10,528,884 at December 31, 2007 (including 1,415,000 shares under the terms of the liquidity contract). Treasury shares are recorded as a reduction in equity.

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21.3 Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

(in millions of euros)	2009	2008	2007
Net income of continuing operations used for calculating basic earnings per share (a)	2,797	3,666	6,129
Impact on net income of converting each category of dilutive financial instruments:
- TDIRA (1)	-	-	193
- OCEANE	-	25	25
Net income of continuing operations used for calculating diluted earnings per share (b)	2,797	3,691	6,347
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	200	403	171
Net income used for calculating basic earnings per share(a)+(c)	2,997	4,069	6,300
Net income used for calculating diluted earnings per share (b)+(c)	2,997	4,094	6,518
(1) The TDIRA, which were anti-dilutive at December 31, 2009 and 31 December 2008, were excluded from the calculation of diluted earnings per share. At December 31, 2007, the TDIRA were dilutive.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	December 31, 2009	December 31, 2008	December 31, 2007
Weighted average number of ordinary shares outstanding - basic	2,648,020,634	2,611,889,097	2,601,559,094
- TDIRA (1)	-	-	110,067,701
- OCEANE	72,358	42,260,020	44,688,733
France Telecom stock option plans and similar items(2)	1 025,869	2,419,249	3,901,336
Treasury shares held to cover free share award plans	2,141	1,987,449	3,707,995
Weighted average number of shares outstanding - diluted	2,649,121,002	2,658,555,815	2,763,924,859

(1)

TDIRA represented 77,742,959 shares at December 31, 2009 and 101,965,284 shares at 31 December 2008.

(2)

Subscription options with an exercise price greater than the 12-month average market price are not included in the calculation of diluted earnings per share.

21.4 Dividends

At its meeting of July 29, 2009, Board of Directors decided to distribute an interim cash dividend of 0.60 euro per share in respect of 2009. This interim dividend was paid on September 2, 2009 for a total amount of 1,588 million euros.

The France Telecom Shareholders' Meeting held on May 26, 2009 decided the distribution of a dividend of 1.40 euro per share in respect of 2008. Given the interim dividend of 0.60 euro per share, which was paid out on September 11, 2008 for a total of 1,563 million euros, the distribution on June 30, 2009 amounted to 0.80 euro per share, for a total of 2,091 million euros. This payment was made in cash for 1,553 million euros and in France Telecom shares for 538 million euros, since shareholders had the option to receive payment of 50% of the balance of the dividend, i.e. 0.40 euro per share, in France Telecom shares.

The France Telecom Shareholders' Meeting held on May 27, 2008 decided the distribution of a cash dividend of euro 1.30 per share in respect of 2007. The dividend was paid on June 3, 2008 for a total amount of 3,386 million euros.

The France Telecom Shareholders' Meeting held on May 21, 2007 decided the distribution of a cash dividend of 1.20 euro per share in respect of 2006.  The dividend was paid on June 7, 2007 for a total amount of 3,117 million euros.

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21.5 Cumulative translation adjustment

At December 31, 2009, the positive translation adjustment is mainly due to the variation of the pound sterling for an amount of 360 million euros, including 103 million euros for the goodwill of Orange in the United Kingdom.

At December 31, 2008, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (1,465) million euros, including (354) million euros for the goodwill of Orange in the United Kingdom.

At December 31, 2007, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (664) million euros, including (141) million euros for the goodwill of Orange in the United Kingdom.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Profit/(loss) recognized in other comprehensive income during the period	175	(2,009)	(431)
Reclassification adjustment in net income for the period	-	-	(13)
TOTAL	175	(2,009)	(444)
o/w attributable to owners of the parent company	174	(1,818)	(500)
o/w attributable to non-controlling interests	1	(191)	56

21.6 Non-controlling interests (previously called “minority interests”)

Income statement

At December 31, 2009, net income attributable to non-controlling interests mainly related to TP Group (158 million euros), Mobistar (126 million euros) and the Senegalese entities (146 million euros).

At December 31, 2008, net income attributable to non-controlling interests mainly related to TP Group (321 million euros) and Mobistar (141 million euros).

At December 31, 2007, net income attributable to non-controlling interests mainly related to TP Group (315 million euros) and Mobistar (144 million euros).

Dividends

At December 31, 2009, dividends paid out to non-controlling interests mainly related to TP Group for (233) million euros, Mobistar for (129) million euros, the Senegalese entities for (125) million euros and ECMS for (16) million euros.

At December 31, 2008, dividends paid out to non-controlling interests mainly related to TP Group for (302) million euros, Mobistar for (85) million euros, the Senegalese entities for (136) million euros and ECMS for (61) million euros.

At December 31, 2007, dividends paid out to non-controlling interests mainly related to TP Group for (273) million euros, Mobistar for (142) million euros, the Senegalese entities for (88) million euros and ECMS for (71) million euros.

Statement of financial position

At December 31, 2009, non-controlling interests mainly related to TP Group (1,615 million euros), the Senegalese entities (515 million euros) and Mobistar (221 million euros).

At December 31, 2008, non-controlling interests mainly related to TP Group (1,679 million euros), the Spanish entities (710 million euros), the Senegalese entities (475 million euros) and Mobistar (223 million euros).

At December 31, 2007, non-controlling interests mainly related to TP Group (2,000 million euros), the Spanish entities (1,153 million euros), the Senegalese entities (528 million euros) and Mobistar (393 million euros).

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Note 22 - Financial liabilities and net financial debt

22.1 Financial liabilities

In the statement of financial position, financial liabilities are shown under the following headings

	December 31, 2009			December 31, 2008			December 31, 2007
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Financial liabilities at amortized cost	30,688	6,333	37,021	31,649	8,236	39,885	32,532	8,694	41,226
Deposits received from customers (1)	181	-	181	133	-	133	-	-	-
Financial liabilities at amortized cost, excluding trade payables	30,869	6,333	37,202	31,782	8,236	40,018	32,532	8,694	41,226
Trade payables	446	7,795	8,241	498	9,519	10,017	435	9,580	10,015
Financial liabilities at amortized cost	31,315	14,128	45,443	32,280	17,755	50,035	32,967	18,274	51,241
Financial liabilities at fair value through profit or loss o/w:	614	1,155	1,769	495	913	1,408	154	730	884
- Amena price guarantee	-	-	-	-	810	810	-	516	516
- Derivatives held for trading (liabilities)	614	50	664	492	51	543	137	151	288
- ECMS public tender offer	-	1,082	1,082	-	-	-	-	-	-
- other commitments to purchase non-controlling interest	-	23	23	3	52	55	17	61	78
Hedging derivatives (liabilities) (2)	693	1	694	650	2	652	955	353	1,308
Financial liabilities	32,622	15,284	47,906	33,425	18,670	52,095	34,076	19,357	53,433
(1) At December 31, 2007, deposits received from customers were included in other non-current liabilities for 116 million euros. (2) See Note 23, Derivative instruments.

22.2 Net financial debt

Net financial debt as defined and used by France Telecom corresponds to financial liabilities excluding operating payables (translated at the year-end closing rate), less (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) cash, cash equivalents and financial assets at fair value, and (iv) certain deposits paid in connection with financing. Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). However, the market value of these derivatives is included in the calculation. The "effective portion of cash flow hedges" and the "unrealized gain or loss on net investment hedges" are added to net financial debt to offset this temporary difference.

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Items in statement of financial position included in the calculation of net financial debt

	December 31, 2009		December 31, 2008		December 31, 2007
(in millions of euros)	Balance in statement of financial position	o/w included in calculation of net financial debt	Balance in statement of financial position	o/w included in calculation of net financial debt	Balance in statement of financial position	o/w included in calculation of net financial debt
Retained earnings, o/w:	(304)	(4)	1,305	582	3,697	215
- effective portion of cash flow hedges	23	23	608	608	215	215
- unrealized gain (loss) on net investment hedges	(27)	(27)	(26)	(26)	-	-
Non-current financial liabilities at amortized cost, excluding trade payables	30,869	30,688	31,782	31,649	32,532	32,532
Non-current financial liabilities at fair value through profit or loss	614	614	495	495	154	154
Non-current hedging derivatives liabilities	693	693	650	650	955	955
Current financial liabilities at amortized cost, excluding trade payables	6,333	6,161(1)	8,236	8,236	8,694	8,694
Current financial liabilities at fair value through profit or loss	1,155	1,155	913	913	730	730
Current hedging derivatives liabilities	1	1	2	2	353	353
Liabilities included in the calculation of net financial debt (a)		39,308		42,527		43,633
Assets available for sale	221	87	203	90	518	105
Non-current loans and receivables	2,555	766(2)	1,554	250	1,960	877
Non-current financial assets at fair value through profit or loss	199	199	106	106	54	54
Non-current hedging derivatives assets	180	180	624	624	42	42
Current loans and other receivables	1,088	76	63	2	81	4
Current financial assets at fair value through profit or loss, excluding cash equivalents	92	92	721	721	534	534
Current hedging derivatives assets	18	18	75	75	12	12
Cash equivalents	2,911	2,911	3,766	3,766	2,722	2,722
Cash	1,038	1,038	1,034	1,034	1,303	1,303
Assets included in the calculation of net financial debt (b)		5,367		6,668		5,653
External net financial debt (a) - (b)		33,941		35,859		37,980

(1)

The 172 million euro liability representing cash generated since July 1, 2009 by assets held for sale and invested at France Telecom S.A. is not included in the external net financial debt of continuing operations (see Note 11).

(2)

The 1,407 million euro receivable allocated to assets held for sale is not included in external net financial debt (see Note 11). It will be reimbursed for 625 million of pounds sterling after the completion of the transaction.

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Analysis of net financial debt

(in millions of euros)	Note	December 31 2009	December 31, 2008	December 31, 2007
TDIRA	22.3	1,631	2,860	3,354
Bonds, excluding TDIRA	22.4	31,094	29,932	32,169
Bank loans	22.5	1,959	3,670	2,674
Finance lease liabilities (1)		667	1,233	1,525
Securitization debt		807	1,231	1,111
Commercial papers		300	603	100
Bank overdrafts		148	132	189
Other financial liabilities		242	224	104
Financial liabilities at amortized cost, excluding trade payables		36,848	39,885	41,226
ECMS public tender offer	3 and 31.4	1,082	-	-
Other commitments to purchase non-controlling interest		23	55	78
Amena price guarantee	3	-	810	516
Derivatives (liabilities	23	1,359	1,195	1,596
Derivatives (assets)	23	(482)	(915)	(152)
Gross financial debt after derivatives (a)		38,830	41,030	43,264
Deposits related to QTE leases and similar items (assets available-for-sale)	16	87	90	105
Deposits related to QTE leases and similar items (loans and receivables)	18	11	14	91
Cash collateral paid	18	758	238	788
Deposits related to securitization	18	73	-	-
Other financial assets at fair value, excluding derivatives	19	7	611	490
Cash equivalents	19	2,911	3,766	2,722
Cash	18	1,038	1,034	1,303
Assets included in the calculation of net financial debt, excluding derivatives (b)		4,885	5,753	5,499
Effective portion of cash flow hedges (c)		23	608	215
Unrealized gain (loss) on net investment hedges (c)		(27)	(26)	-
External net financial debt (a)-(b)+(c)		33,941	35,859	37,980
o/w ECMS public tender offer	3 and 31.4	1,082	-	-
External net financial debt, excluding ECMS public tender offer		32,859	35,859	37,980

(1)

In 2009, the change in finance lease liabilities was due primarily to the buy-back of liabilities related to in-substance defeasance operations of Orange in the UK. At December 31, 2009, the residual debt, which will not be transferred to the joint venture, amounted to 137 million euros (813 million euros at 31 December 2008, 1,116 million euros at 31 December 2007).

Debt maturity schedules are presented in Note 28 (Liquidity risk management).

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Analysis of net financial debt by currency

The table below provides an analysis of external net financial debt by currency, after hedging derivatives.

(Equivalent value in millions of euros at year-end closing rate)	EUR	GBP	PLN	CHF	USD	Other	Total
Net debt by currency before currency derivatives (1)	20,828	4,883	(106)	861	5,882	1,593	33,941
Effect of derivatives	7,765	(3,293)	1,706	367	(6,100)	(445)	-
Net financial debt by currency after derivatives	28,593	1,590	1,600	1,228	(218)	1,148	33,941
(1) Including the market value of derivatives in local currency.

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
France Telecom S.A.	30,015	30,195	32,392
ECMS public tender offer	1,082	-	-
TP Group	1,069	1,300	1,512
Securitization debt (1)	724	1,231	1,111
FT España	616	1,268	1,426
Other	435	1,865	1,539
External net financial debt	33,941	35,859	37,980
Overall effective interest rate	5.91%	6.28%	6.36%

(1)

At December 31, 2009, included gross debt carried by securitization vehicles for receivables of France Telecom S.A. and Orange France. In 2009, Orange in the UK discontinued its trade receivables securitization program.

22.3 TDIRA

On March 3, 2003, under the terms of the MCSA transactional agreement (see Note 32 Litigation), France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 were reserved for members of the banking syndicate (the "Bank Tranche") and 88,795 for MobilCom's suppliers (the "Supplier Tranche"). The TDIRA are listed on Eurolist by Euronext Paris (international section) and were approved by the Commission des Opérations de Bourse (French Securities Regulator) on February 24, 2003.

They are redeemable to new France Telecom ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at France Telecom’s initiative based on a ratio of 482.8750 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 29.20 euros) and 389.1247 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 36.235 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights. In addition, during the first seven years, the conversion ratio for the Bank Tranche of the TDIRA will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006 and until December 31, 2009 inclusive, as France Telecom had fulfilled the credit rating and share price conditions as described in the above mentioned information memorandum, the interest rate on the TDIRA has been 5.25%. It is 3-month Euribor +2.5% thereafter. The interest is recorded on an annual basis in the income statement. On January 4, 2010, France Telecom paid a coupon of 96 million euros.

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If no dividend payment is voted in the Ordinary Shareholders' Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the 12-month Euribor rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRA. When payment is deferred, identified interest and/or capitalized interest is recognized as accrued interest and included in the “TDIRA” line under liabilities.

In 2009, France Telecom redeemed 31,455 TDIRA from the Bank Tranche and 69,292 TDIRA from the Supplier Tranche for a nominal amount of 1,420 million euros including 1,124 million euros in respect of the liability component. Taking into account redemptions made since their issue, 129,635 TDIRA remain outstanding at December 31, 2009, including 111,905 for the Bank Tranche and 17,730 for the Supplier Tranche, for a nominal amount of 1,828 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2009:

•

a liability component of 1,632 million euros recognized at amortized cost;

•

an equity component before deferred taxes of 439 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

- The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Number	129,635	230,382	275,019
Equity component, before deferred tax	439	780	931
Original liability component (a)	1,389	2,468	2,947
Nominal amount of TDIRA	1,828	3,248	3,878
Amortized cost adjustment, excluding accrued interest (b)	146	221	203
Accrued interest (c)	96	171	204
Total liability in statement of financial position (a) + (b) + (c)	1,631	2,860	3,354
Effective interest rate on the liability component	7.77%	7.51%	8.90%
Paid interest	206	220	232

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22.4 Bonds, excluding TDIRA

France Telecom S.A.

Borrowings or new tranches issued during 2009 are shown in italics.

Initial currency (in millions of euros)	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2009	December 31, 2008	December 31, 2007
Bonds matured before 31 December 2009				-	3,373(5)	8,442(5)
EUR	300	June 9, 2010	3.813	300	300	300
FRF (2)	3,000	July 25, 2010	5.700	457	457	457
EUR	1,000	October 14, 2010	3.000	1,000	1,000	1,000
EUR (4)	1,400	November 10, 2010	6.625	1,187	1,400	1,400
USD (1) (4)	3,500	March 1, 2011	7.750	2,342	2,432	2,299
GBP (1)	600	March 14, 2011	7.500	659	614	798
JPY	15,000	May 10, 2011	1.820	113	119	91
JPY	7,000	May 10, 2011	1.218	53	55	42
CAD	250	June 23, 2011	4.950	165	147	173
EUR	750	January 23, 2012	4.625	750	750	750
EUR	1,225	February 21, 2012	4.375	1,225	1,225	1,000
CHF	400	April 11, 2012	2.750	270	269	242
GBP	250	May 24, 2012	5.500	281	263	341
EUR	3,500	January 28, 2013	7.250	3,500	3,500	3,500
CHF	500	September 6, 2013	3.375	337	-	-
EUR	1,000	January 22, 2014	5.000	1,000	-	-
EUR	750	May 22, 2014	5.250	750	750	-
USD	1,250	July 8, 2014	4.375	868	-	-
CHF	400	December 4, 2014	3.500	270	269	242
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,000
GBP	750	May 12, 2016	5.000	844	-	-
CAD	200	June 23, 2016	5.500	132	118	138
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,500
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	563	525	682
EUR	1,550	May 22, 2018	5.625	1,550	1,550	-
EUR	465	July 25, 2018	3%+EUR HICP(3)	465	465	-
USD	1,250	July 8, 2019	5.375	868	-	-
GBP	450	November 10, 2020	7.250	507	472	614
EUR	500	November 13, 2022	4.219	500	500	500
GBP	350	December 5, 2025	5.250	394	367	477
GBP	500	November 20, 2028	8.125	563	525	-
USD (1)	2,500	March 1, 2031	8.500	1,709	1,769	1,697
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
GBP	500	January 23, 2034	5.625	563	525	682
GBP (4)	250	March 29, 2037	6.000	267	263	341
Outstanding amount of bonds				29,102	28,653	30,309
Accrued interest				939	837	949
Other adjustments				(17)	98	28
TOTAL				30,024	29,588	31,286

(1)

Bonds with a step-up clause (clause that triggers an increase in interest payments if France Telecom's credit rating from the rating agencies drops).

(2)

These bonds, initially denominated in French francs, have been translated into euros.

(3)

EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

(4)

Bonds partially redeemed in advance in 2009.

(5)

Includes the initial debt component of the OCEANE for 594 million euros at December 31, 2008 and 1,053 million euros at December 31, 2007. The OCEANE were entirely redeemed on January 2, 2009.

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France Telecom S.A.'s bonds at December 31, 2009 were repayable at maturity, and no specific guarantee has been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

TP Group

Borrowings or new tranches issued during 2009 are shown in italics.

Initial currency (in millions of euros)	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2009	December 31, 2008	December 31, 2007
Bonds matured before 31 December 2009				-	-	543
EUR	300	July 5, 2011	4.625	300	300	300
EUR	700	May 22, 2014	6.000	700	-	-
Outstanding amount of bonds				1,000	300	843
Accrued interest				32	8	8
Other adjustments				6	(1)	(2)
TOTAL				1,038	307	849

22.5 Bank loans

The table below provides an analysis of bank loans by entity:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
TP Group (1)	518	1,420	523
FT España (2)	492	1,140	1,420
ECMS public tender offer (1)	412	499	337
France Telecom S.A.	220	270	175
Other (3)	317	341	219
TOTAL	1,959	3,670	2,674

(1)

Credit line drawdowns.

(2)

Included 192 million euros of credit lines drawn down at 31 December 2009 (1,140 million euros at December 31, 2008 and 1,420 million euros at December 31, 2007).

(3)

Included 91 million euros of credit lines drawn down at December 31, 2009 (102 million euros at December 31, 2008 and 140 million euros at December 31, 2007)

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Credit lines

At December 31, 2009, the France Telecom Group had access to credit facilities in the form of bilateral credit lines and syndicated credit lines.

		Amount available	Euro-equivalent	Nominal amount drawn down	Maturity
	Original currency	(in millions of currency units)	(in millions of euros)	(in millions of euros)
Bank overdrafts
- France Telecom S.A.	EUR	150	150	-	-
Syndicated credit lines
- France Telecom S.A.	EUR	8,000	8,000	-	June 20, 2012
- TP Group	EUR(3)	550	550	-	April 18, 2010
	PLN	2,500	609	-	February 20, 2011
- FT España	EUR	192	192	192	June 30, 2010
- ECMS	EGP	816	103	103	April 30, 2013
	EGP	435	55	-	April 22, 2014
	EGP	1,639	207	101	August 14, 2014
	EGP	1,568	198	198	March 3, 2015
- Orange Slovensko	SKK(1)	6,000	199	-	December 5, 2011
- Other			53	53
Bilateral credit lines
- TP Group	PLN	1,000	244	-	June 30, 2010
	EUR	83	83	83	June 15, 2012
	PLN	130	32	32	June 15, 2012
	PLN(2)	1,391	339	339	September 15, 2013
	EUR	50	50	50	December 15, 2015
	USD	17	12	12	January 2, 2021
- FT España	EUR	130	130	-	from April 1 to December 21, 2010
- Other			66	38
TOTAL			11,272	1,201

(1)Credit line initially denominated in Slovak koruna and converted into euros.

(2)Amounts may be drawn in different currencies (zloty, euro, dollar, pound sterling).

(3)This credit line has been renewed in January 2010 for an amount of 400 million euros and a maturity at April 18, 2013.

Most of the Group's credit lines bear interest at floating rates.

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 28.4.

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Note 23 - Derivative instruments

Items in statement of financial position included in the derivatives portfolio

	December 31, 2009		December 31, 2008		December 31, 2007
(in millions of euros)	Balance in statement of financial position	o/w derivatives	Balance in statement of financial position	o/w derivatives	Balance in statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(614)	(614)	(495)	(492)	(154)	(137)
Non-current hedging derivatives liabilities	(693)	(693)	(650)	(650)	(955)	(955)
Current financial liabilities at fair value through profit or loss	(1,155)(1)	(51)	(913)	(861)	(730)	(667)
Current hedging derivatives liabilities	(1)	(1)	(2)	(2)	(353)	(353)
Liabilities included in the derivatives portfolio (2)		(1,359)		(2,005)		(2,112)
Non-current financial assets at fair value through profit or loss	199	199	106	106	54	54
Non-current hedging derivatives assets	180	180	624	624	42	42
Current financial assets at fair value through profit or loss, excluding cash equivalents	92	85	721	110	534	44
Current hedging derivatives assets	18	18	75	75	12	12
Assets included in the derivatives portfolio		482		915		152
Net derivatives		(877)		(1,090)		(1,960)

(1)

Including ECMS public tender offer for (1,082) million euros (see Notes 3 and 31.4).

(2)

Including Amena price guarantee for (810) million euros at December 31, 2008 and (516) million euros at 31 December en 2007.

Analysis of market value of derivatives

	December 31, 2009	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	(90)	476	(368)
Fair value hedge derivatives	(381)	(402)	(886)
Net investment hedge derivatives	(25)	(27)	-
Hedging derivatives	(496)	47	(1,254)
Amena price guarantee	-	(810)	(516)
Derivatives held for trading	(381)	(327)	(190)
Net derivatives	(877)	(1,090)	(1,960)
- of which foreign exchange impact	(946)	(980)	(1,774)
- of which interest rate impact	67	700	322

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23.1 Cash flow hedges

To hedge the exposure of some of their financial cash flows, the subsidiaries of the France Telecom Group have set up risk hedging policies.

Entity	Functional currency	Hedged nominal amount (in millions of currency units)	Currency	Maturity date of hedged item	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	250	CAD	June 23, 2011	Cross-currency interest rate swaps	Currency and interest rate risk
TP Group	PLN	130	EUR	July 5, 2011	Cross-currency swaps	Currency risk
TP Group	PLN	31	EUR	June 15, 2012	Cross-currency swaps	Currency risk
TP Group	PLN	130	PLN	June 15, 2012	Interest rate swaps	Interest rate
TP Group	PLN	303	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	250	USD	July 8, 2014	Cross-currency interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	400	CHF	December 4, 2014	Cross-currency interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	200	CAD	June 23, 2016	Cross-currency interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	350	EUR	July 25, 2018	Interest rate swaps	Interest rate risk (HICP inflation index)
France Telecom S.A.	EUR	250	USD	July 8, 2019	Cross-currency interest rate swaps	Currency and interest rate risk
FTImmoH	EUR	95	EUR	June 29, 2020	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	500	GBP	November 20, 2028	Cross-currency interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	1,390	USD	March 1, 2031	Cross-currency interest rate swaps and forward purchases of US dollars	Currency and interest rate risk

For each hedging relationship, the hedged item has an impact on the income statement:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon revaluation of the nominal amount up to the maturity date of the hedged item.

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To hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies. The main hedges are shown in the table below.

Entity	Functional currency	Hedged nominal amount (in millions of currency units)	Currency	Maturity date of hedged item	Hedging instrument	Hedged risk
Orange Romania	EUR	103	RON	2010	Forward sales	Operating income in Romanian leu
Orange in Switzerland	CHF	70	EUR	2010	Forward purchases	Purchases in euros
France Telecom S.A.	EUR	24	USD	2010	Forward purchases	Purchases in US dollars
TP Group	PLN	66	EUR	2010	Forward purchases	Purchases in euros
TP Group	PLN	10	USD	2010	Forward purchases	Purchases in US dollars
TP Group	PLN	44	EUR	2014	Cross-currency swaps	Payment for UMTS license in euros

For each hedging relationship, the hedged item will have an impact on the income statement in 2010.

The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2009	2008	2007
Gain (loss) recognized in other comprehensive income during the period (1)	(165)	381	301
Reclassification adjustment in net income for the period	(15)	24	22
Reclassification adjustment in initial carrying amount of hedged item	7	-	(4)
Effectiveness recycled to operating income	1	(2)	-
Effectiveness recycled to financial income	14	(22)	(22)
Ineffectiveness (finance costs, net)	(3)	(3)	0
(1) Mainly includes interest rate impact on cross-currency interest rate swaps (see Note 23.4 Hedging instruments reserves).

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bond issues generated an unrealized foreign exchange gain of 199 million euros which is recognized directly in the income statement, thereby offsetting exposure arising from the revaluation of these bonds at the closing exchange rate in the statement of financial position.

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23.2 Fair value hedges

The main purpose of the France Telecom Group's fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

Entity	Functional currency	Hedged nominal amount (in millions of currency units)	Currency	Maturity date of hedged item	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	1,500	USD	March 1, 2011	Cross-currency interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	15,000	JPY	May 10, 2011	Cross-currency interest rate swaps	Currency and interest rate risk
TP S.A.	PLN	10	EUR	July 5, 2011	Cross-currency swaps	Currency risk
France Telecom S.A.	EUR	400	CHF	April 11, 2012	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	250	GBP	May 24, 2012	Interest rate swaps	Interest rate
TP S.A.	PLN	180	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	1,000	USD	July 8, 2014	Cross-currency interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	750	GBP	May 12, 2016	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	300	EUR	May 22, 2018	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	115	EUR	July 25, 2018	Interest rate swaps	Interest rate risk (HICP inflation index)
France Telecom S.A.	EUR	1,000	USD	July 8, 2019	Cross-currency interest rate swaps	Currency and interest rate risk
France Telecom S.A.	EUR	350	GBP	December 5, 2025	Interest rate swaps	Interest risk, partial maturity hedge until December 5, 2010
France Telecom S.A.	EUR	500	GBP	January 23, 2034	Interest rate swaps	Interest risk, partial maturity hedge until January 23, 2011

The impact of fair value hedges on the income statement are shown in the table below:

(in millions of euros)	2009	2008	2007
Gain (loss) recognized on hedging instruments	23	172	(171)
Change in accrued interest	69	(7)	13
Gain (loss) recognized on hedging instruments (excluding accrued interest) (1)	(46)	179	(184)
Gain (loss) recognized on hedged items	59	(170)	198
Ineffectiveness (finance costs, net)	13	9	14
(1) Used in effectiveness tests.

On November 5, 2009, the fair value hedging relationship of the bond with a nominal amount of 250 million pounds sterling, maturing on March 29, 2037, was discontinued. As of that date, the interest rate component excluding accrued interest on the associated hedging instrument amounted to 18 million euros and is amortized through profit or loss over the remaining term of the initial hedging relationship.

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23.3 Net investment hedges

In 2008, the France Telecom Group set up derivatives to hedge its foreign exchange risk on its net investment in Switzerland. These are cross currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

At December 31, 2009, the hedged nominal amount totaled 633 million Swiss francs for net assets in Swiss francs amounting to 944 million euros excluding net debt (See Note 28 Other information on exposure to market risks).

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2009	2008	2007
Gain (loss) recognized in other comprehensive income during the period	(0)	(26)	-
Reclassification adjustment in net income for the period	-	-	-
Effectiveness portion recycled to income statement	-	-	-
Ineffectiveness (finance costs, net)	5	(1)	-

23.4 Hedging instruments reserves

In accordance with cash flow and net investment hedge accounting, the portion of gain or loss realized on the hedging instrument that is deemed to be effective is recognized in other comprehensive income in hedging instruments reserves.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Effective component of cash flow hedges	(76)	500	220
Reserve to be amortized for discontinued hedges	516	123	(12)
Effective component of net investment hedges	(27)	(26)	-
Contribution of France Telecom S.A. (1)	413	597	208
Contribution of other entities	(0)	43	(1)
TOTAL	413	640	207
o/w share attributable to owners of the parent company	412	645	211
o/w share attributable to non-controlling interest	1	(5)	(4)
(1) Mainly includes interest rate impact on cross-currency interest rate swaps

In 2009, the transfer of the effective component of cash flow hedges in reserves to be amortized is mainly related to the termination of cross-currency interest rate swaps and to hedging relationships that were discontinued in the first quarter of 2009.

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Note 24 - Employee benefits

24.1 Key figures

(in millions of euros)	Notes	December 31, 2009	December 31, 2008	December 31, 2007
Pensions and other long-term employee benefit obligations	24.2	1,194 (1)	591	598
Provision for employment termination benefits	24.3 and 25	438	897	1,472
Liabilities related to employee shareholding plan		16	21	40
Other employer-related payables and payroll taxes due		1,567	1,647	1,778
Total employee benefit obligations		3,215	3,156	3,888
Of which non-current employee benefits		1,077	559	535
Of which current employee benefits		1,700	1,700	1,881
Of which provisions		438	897	1,472
(1) Including 569 million euros part-time for seniors plan.

Employee benefits associated with assets held for sale amounted to 19 million euros at December 31, 2009.

24.2 Pensions and other long-term employee benefit obligations

Type of plans

Pensions and other long-term employee benefit obligations, which are estimated based on actuarial assumptions, comprise post-employment benefits and other long-term benefits.

Post-employment benefits include:

•

retirement compensation;

•

other pension plans: the benefits provided under these plans are mainly based on years of service and average compensation, or a monthly retirement benefit amount;

•

benefits other than pensions.

Other long-term benefits granted by France Telecom mainly include the French part-time for seniors plan, paid long-term leave and seniority awards.

France Telecom offers these benefits mostly under defined contribution plans. The Group's obligations under defined contribution plans are limited to the payment of contributions to independent institutions, which are in charge of their administrative and financial management. Expense recognized under the terms of these defined contribution plans amounted to 972 million euros in 2009 (including 19 million euros carried by assets held for sale), 990 million euros in 2008 and 1,017 million euros in 2007.

France Telecom also uses defined benefit plans which, unlike defined contribution plans, create future obligations for the Group. Part of these obligations are pre-financed through employer and employee contributions, which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy, which is designed to strike the optimum balance between liabilities to be funded and assets invested, based on specific analyses carried out by external experts. The implementation of the investment strategies is generally carried out by fund managers selected by the joint committees and depends on market opportunities. Assets are mostly invested in listed securities (equities, debt securities, mutual funds), and the use of other asset categories is limited.

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French part-time for seniors plan

On 26 November 2009, France Telecom signed an agreement concerning employees close to retirement age, which focuses primarily on measures to develop the second half of careers for employees and will be applicable for three years from January 1, 2010. This agreement mainly covers a part-time for seniors plan offering, for a period of at least 18 months and no longer than three years, benefits to civil servants and  employees under private contract. This plan is granted to employees from the French entities who are eligible for full retirement benefits within three years and who have at least fifteen years' service within the Group. The part-time for seniors plan gives employees the opportunity to work part-time whilst receiving:

•

a base salary amounting to 80 % of a full-time employment;

•

the retirement benefits of a full-time employment (both the company’s and the employee’s contributions);

•

a minimum gross monthly salary of 1,500 euros for support staff and 2,100 euros for managerial staff, providing that this amount does not exceed 75 % of basic full-time salary.

The beneficiaries may decide to invest part of their base salary (5%, 10 % or 15%) in a Time Savings Account (CET), with a Group additional contribution of two-thirds of the amount. The CET also allows a reduction in the amount of time worked (6 months, 12 months and 18 months, respectively).

The part-time for seniors plan is treated as another long term benefit: at December 31, 2009, the value of the agreement was estimated at 720 million euros. Based on years of service and residual length of service, a provision of 569 million euros was booked in this respect.

The cost of the plan and the corresponding provision are sensitive to projections of the potentially eligible population and the sign-up rate for the plan (estimated at 70%), as well as the choices ultimately made by the beneficiaries comparing the various packages offered. An increase or decrease in the plan sign-up rate would lead to a proportional increase or decrease in the amount of the obligation and the associated provision.

Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the main geographic areas, which account for 82 % of France Telecom's pension and other long-term employee benefit obligations, are as follows :

	December 31, 2009	December 31, 2008	December 31, 2007
Euro area (1)
Discount rate	4.25% to 5% (long term) 2.5 % to 3.5% (medium term) (2)	5.25% to 5.30% (long term) 4.50% ( medium term)	5.00% to 5.50% (long term) 4.75% to 5.00% (medium term)
Average expected long-term increase in salaries	2% to 4%	2% to 4%	2% to 4%
Long term inflation rate	2%	2%	2%
Expected return on plan assets	3.5%	4.30%	4.90%
United Kingdom (3)
Discount rate	5.75%	6.50%	5.75%
Average expected long-term increase in salaries	3.25%	3.25%	3.25%
Long term inflation rate	3.25%	2.75%	3.25%
Expected return on plan assets	6.00% and 7.50%	6.00% and 7.50%	5.50% and 7.25%
Poland (4)
Discount rate	6.10%	6.00%	5.50%
Average expected long-term increase in salaries	3.50%	3.50%	3.00%
Long term inflation rate	2.50%	2.50%	2.00%

(1)

Obligations in this area amount to 69 % of the Group's total obligations.

(2)

The 2.5 % rate corresponds to the rate used to valuate the obligation regarding the French part-time for seniors plan.

(3)

Obligations in this area (relating to Equant's subsidiary in the UK) amount to 8 % of the Group's total obligations.

(4)

 Obligations in this area amount to 5 % of the Group's total obligations.

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The discount rates, which are determined by country or geographic area, are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference, after the Group ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers). When necessary, the indices including bond issues from certain financial institutions were restated. Due to the lack of a liquid market for corporate bonds in Poland, the discount rate applied is the rate on government bonds.

A 100 point fall in the base of discount rates used in the Euro area would lead to a 59 million euro increase in obligations (including 19 million euros for the part-time for seniors plan).

The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The retirement plan assets are mainly located in the United Kingdom (31%), Kenya (26%), Switzerland (26%) and France (13%).

The following table provides a breakdown of France Telecom plan assets:

	December 31, 2009	December 31, 2008	December 31, 2007
Plan assets
Equities	34.2%	24.0%	45.1%
Debt securities	38.0%	33.8%	38.0%
Money market assets	12.2%	25.3%	10.3%
Real estate	14.3%	15.6%	5.6%
Other	1.3%	1.3%	1.0%
TOTAL	100.0%	100.0%	100.0%

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Change in value of plan assets and in the corresponding provision

The table below provides details on the movements in value of obligations related to defined benefit plans:

	Other post-employment benefits
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits	Long-term benefits	December 31, 2009	December 31, 2008	December 31, 2007
Total value of obligations at the beginning of the year	449	307	67	243	1,066	965	943
Service cost	15	23	1	30	69	63	70
Discounting cost	28	17	3	3	51	39	36
Employee contributions	4	-	-	-	4	4	5
French part-time for seniors plan	-	-	-	569	569	-	-
Plan amendments	-	-	-	-	-	1	17
Curtailments/settlements	-	(1)	(5)	-	(6)	(14)	(14)
Actuarial losses/(gains) arising from changes of assumptions	18	18	7	3	46	(21)	(15)
Actuarial losses/(gains) arising from experience	15	7	-	(1)	21	12	17
Benefits paid	(33)	(34)	(4)	(10)	(81)	(93)	(76)
Changes in the scope of consolidation	-	-	-	-	-	3	(6)
Acquisitions/disposals	-	2	-	-	2	169	-
Other	(12)	(2)	-	-	(14)	(62)	(12)
Total value of obligations at the end of the year (a)	484	337	69	837	1,727	1,066	965
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	484	-	-	-	484	449	348
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	337	69	837	1,243	617	617

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Changes in plan assets break down as follows:

	Other post-employment benefits
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits	Long-term benefits	December 31, 2009	December 31 2008	December 31, 2007
Fair value of plan assets at the beginning of the year	341	-	-	-	341	257	246
Actual return on plan assets	34	-	-	-	34	(35)	17
- expected return on plan assets	21	-	-	-	21	14	13
- actuarial (gains)/losses arising from experience	13	-	-	-	13	(49)	4
Employer contributions	34	-	-	-	34	37	40
Employee contributions	4	-	-	-	4	4	5
Settlements	-	-	-	-	-	(4)	(10)
Benefits paid by the fund	(33)	-	-	-	(33)	(31)	(27)
Changes in the scope of consolidation	-	-	-	-	-	-	-
Acquisitions/disposals	-	1	-	-	1	161	-
Other	(27)	-	-	-	(27)	(48)	(14)
Fair value of plan assets at the end of the year (b)	353	1	-	-	354	341	257

The value of plan assets at December 31, 2009 is as follows:

	Other post-employment benefits
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits	Long-term benefits	December 31, 2009	December 31, 2008	December 31, 2007
Net funded status (a) - (b)	131	336	69	837	1,373	725	708
Unrecognized actuarial gains/losses	(73)	(66)	(18)	-	(157)	(105)	(68)
Unrecognized prior service cost	-	(25)	(3)	-	(28)	(35)	(42)
Asset ceiling adjustment	-	-	-	-	-	-	-
Provisions	64	245	48	837	1,194	591	600
Net plan assets	(6)	-	-	-	(6)	(6)	(2)
Of which current provisions	7	21	4	104	136	61	83
Of which non-current provisions	57	224	44	733	1,058	530	517

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Changes in provisions are broken down as follows:

	Other post-employment benefits
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits	Long-term benefits	December 31, 2009	December 31, 2008	December 31, 2007
Provision at the beginning of the year	64	232	52	243	591	598	581
Amount charged during the year	31	48	-	604	683	91	111
Employer contributions	(34)	-	-	-	(34)	(37)	(40)
Benefits directly paid by the employer	-	(34)	(4)	(10)	(48)	(62)	(49)
Changes in the scope of consolidation	-	-	-	-	-	3	(6)
Acquisitions/disposals	-	1	-	-	1	8	-
Other	(3)	(2)	-	-	(5)	(16)	1
Provision at the end of the year	64	245	48	837	1,194	591	600
Net plan assets	(6)	-	-	-	(6)	(6)	(2)

Net period expense

The table below provides a breakdown of the net period expense for post-employment benefits and other long-term benefit obligations:

	Other post-employment benefits
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits	Long-term benefits	2009	2008	2007
Service cost	(15)	(23)	(1)	(30)	(69)	(63)	(70)
Discounting cost(1)	(28)	(17)	(3)	(3)	(51)	(39)	(36)
Expected return on plan assets (1)	21	-	-	-	21	14	13
Actuarial gains/(losses)	(9)	(2)	-	(2)	(13)	(6)	(13)
Amortization of unrecognized prior service cost	-	(7)	-	-	(7)	(8)	(10)
French part-time for seniors plan	-	-	-	(569)	(569)	-	-
Impact of curtailments/settlements	-	1	4	-	5	11	5
TOTAL	(31)	(48)	-	(604)	(683)	(91)	(111)
(1) Items included in financial income

The total amount of obligations arising from healthcare coverage amounts to 2 million euros at December 31, 2009. A one percent increase or decrease in the healthcare cost trend rate would have had no material impact on the valuation of obligations at December 31, 2009 or on the amount of the expense for 2009.

France Telecom plans to pay 16 million euros during 2010 for its defined benefit plans.

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24.3 Provisions for employment termination benefits

Provisions for employment termination benefits are composed of:

•

early retirement plans in France for civil servants and employees under private contract;

•

other termination benefits.

The assumptions used for early retirement plans granted in France, which account for 99 % of France Telecom's obligations for termination benefits, are the following:

	December 31, 2009	December 31, 2008	December 31, 2007
Early retirement plan – France
Discount rate	2.00%	4.00%	4.75%
Average expected long-term increase in salaries	2.00%	2.00%	2.00%
Inflation rate	2.00%	2.00%	2.00%

Due to the remaining duration of the early retirement plans, a reduction in the discount rate would not produce a material impact on the amount of obligations at the end of the year.

The table below provides details of the movements in the value of these obligations:

Termination benefits
(in millions of euros)	Early retirement plans	Other employment termination benefits	December 31, 2009	December 31, 2008	December 31, 2007
Benefit obligations at the beginning of the year	889	8	897	1,472	2,329
Service cost	-	-	-	4	1
Discounting cost	26	-	26	49	69
Employee contributions	-	-	-	-	-
Plan amendments	-	-	-	-	-
Curtailments/settlements	-	-	-	-	-
Actuarial losses/(gains) arising from changes of assumptions	7	-	7	26	(18)
Actuarial losses/(gains) arising from experience	(5)	3	(2)	9	(3)
Benefits paid	(484)	(6)	(490)	(661)	(907)
Changes in the scope of consolidation	-	-	-	(1)	-
Acquisitions/disposals	-	-	-	-	-
Other (exchange differences)	-	-	-	(1)	1
Total benefit obligations at the end of the year	433	5	438	897	1,472
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-	-
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	433	5	438	897	1,472
Provisions at the end of the year	433	5	438	897	1,472
Of which current provisions	315	3	318	494	671
Of which non-current provisions	118	2	120	403	801

There are no plan assets associated with termination benefits.

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The net period expense of these plans is presented below :

Termination benefits
(in millions of euros)	Early retirement plans	Other employment termination benefits	2009	2008	2007
Service cost	-	-	-	(4)	(1)
Discounting cost(1)	(26)	-	(26)	(49)	(69)
Actuarial gains/(losses)	(2)	(3)	(5)	(35)	21
Amortization of unrecognized prior service cost	-	-	-	-	-
Impact of curtailments/settlements	-	-	-	-	-
Asset ceiling adjustment	-	-	-	-	-
TOTAL	(28)	(3)	(31)	(88)	(49)
(1) Item included in financial income

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Note 25 – Provisions

25.1 Provisions analysis

(in millions of euros)	Notes	December 31, 2008	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications and translation adjustments	Reclassifi-cations to assets held for sale	December 31, 2009
Early retirement plan	24.3 and 31	889	2	(484)	-	26	-	-	433
Other employment termination benefits	24.3	8	22	(27)	-	-	2	-	5
Restructuring provisions	25.2	197	96	(119)	(10)	2	(9)	(8)	149
Provisions for litigation	32	495	136	(94)	(13)	-	-	-	524
Provisions for dismantling and restoring sites	25.3	566	-	(17)	-	17	-	(81)	485
Other provisions		560	214	(99)	(131)	-	143	(28)	659
TOTAL		2,715	470(1)	(840)	(154)(2)	45	136	(117)	2,255
o/w non-current provisions		1,262	132	(569)	(48)	45	286	(98)	1,010
o/w current provisions		1,453	338	(271)	(106)	-	(150)	(19)	1,245
(1) Including a negative impact on operating income of 414 million euros. (2) Including a positive impact on operating income of 127 million euros.

(in millions of euros)	December 31 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications and translation differences	December 31, 2008
Early retirement plan	1,466	35	(661)	-	49	-	889
Other employment termination benefits	6	4	-	-	-	(2)	8
Restructuring provisions	191	149	(128)	(2)	1	(14)	197
Provisions for litigations	472	106	(54)	(33)	-	4	495
Provisions for dismantling and restoring sites	532	-	(23)	-	18	39	566
Other provisions	582	186	(129)	(44)	-	(35)	560
Total	3,249	480(1)	(995)	(79)(2)	68	(8)	2,715
o/w non-current provisions	1,657	149	(798)	(35)	67	222	1,262
o/w current provisions	1,592	331	(197)	(44)	1	(230)	1,453
(1) Including a negative impact on operating income of 469 million euros. (2) Including a positive impact on operating income of 79 million euros.

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(in millions of euros)	January 1, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications, translation differences and other	December 31, 2007
Early retirement plan	2,309	-	(893)	(19)	69	-	1,466
Other employment termination benefits	20	-	(14)	(2)	-	2	6
Restructuring provisions	253	54	(110)	(7)	2	(1)	191
Provisions for litigations	375	186	(56)	(51)	-	18	472
Provisions for dismantling and restoring sites	484	-	(17)	-	13	52	532
Other provisions	581	199	(120)	(96)	(1)	19(3)	582
Total	4,022	439(1)	(1,210)	(175)(2)	83	90	3,249
o/w non-current provisions	2,206	80	(988)	(53)	83	329	1,657
o/w current provisions	1,816	359	(222)	(122)	-	(239)	1,592

(1)

Including a negative impact on operating income of 400 million euros.

(2)

 Including a positive impact on operating income of 168 million euros.

(3)

Including an impact of (7) million euros resulting from the change in method arising from the application of IFRIC 13.

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25.2 Restructuring provisions

(in millions of euros)	December 31, 2008	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications and translation adjustments	Reclassification to assets held for sale	December 31, 2009
Employee termination benefits	30	15	(29)	-	-	-	-	16
Site reorganization costs	23	18	(4)	(5)	-	(10)	-	22
Other	41	17	(24)	-	-	-	-	34
Sub-total France (1)	94	50	(57)	(5)	-	(10)	-	72
Employee termination benefits	1	16	(13)	-	-	-	(4)	-
Site reorganization costs	10	6	(13)	-	-	1	(4)	-
Sub-total United Kingdom	11	22	(26)	-	-	1	(8)	-
Employee termination benefits (2)	54	6	(31)	-	2	-	-	31
Other	1	-	-	(1)	-	-	-	-
Sub-total Poland	55	6	(31)	(1)	2	-	-	31
Employee termination benefits	2	1	(2)	-	-	-	-	1
Site reorganization costs	1	-	(1)	-	-	-	-	-
Other	1	-	-	-	-	-	-	1
Sub-total Rest of the World	4	1	(3)	-	-	-	-	2
Employee termination benefits	2	1	-	-	-	-	-	3
Site reorganization costs (3)	25	1	-	(4)	-	-	-	22
Other	1	-	(1)	-	-	-	-	-
Sub-total Enterprise	28	2	(1)	(4)	-	-	-	25
Employee termination benefits	-	1	-	-	-	-	-	1
Site reorganization costs	1	14	-	-	-	-	-	15
Other	4	-	(1)	-	-	-	-	3
Sub-total International Carrier & Shared Services	5	15	(1)	-	-	-	-	19
TOTAL	197	96	(119)	(10)	2	(9)	(8)	149

(1)

At December 31, 2009, mainly comprises:

- departures in connection with the offer open to French civil servants of secondment within the public sector,

- costs related to leased properties that have become vacant,

- contributions to the Works Council in respect of early retirement plans.

(2)

At December 31, 2009, mainly relates to the early retirement plan for TP S.A. employees for the period from 2009 to 2011.

(3)

At December 31, 2009, mainly concerns costs related to vacant leased properties, principally at Equant.

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(in millions of euros)	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications and translation adjustments	December 31, 2008
Employee termination benefits	25	5		-	-	-	30
Site reorganization costs	28	18	(22)	-	-	(1)	23
Other	34	21	(14)	-	-	-	41
Sub-total France	87	44	(36)	-	-	(1)	94
Employee termination benefits	1	15	(14)	-	-	(1)	1
Site reorganization costs	11	11	(9)	-	-	(3)	10
Sub-total United Kingdom	12	26	(23)	-	-	(4)	11
Employee termination benefits	45	52	(34)	(1)	1	(9)	54
Other	2	-	-	(1)	-	-	1
Sub-total Poland	47	52	(34)	(2)	1	(9)	55
Employee termination benefits	3	20	(23)	-	-	-	-
Sub-total Spain	3	20	(23)	-	-	-	-
Employee termination benefits	3	3	(3)	-	-	(1)	2
Site reorganization costs	-	1	-	-	-	-	1
Other	-	-	-	-	-	1	1
Sub-total Rest of the World	3	4	(3)	-	-	-	4
Employee termination benefits	7	-	(4)	-	-	(1)	2
Site reorganization costs	29	2	(4)	-	-	(2)	25
Other	-	1	-	-	-	-	1
Sub-total Enterprise	36	3	(8)	-	-	(3)	28
Site reorganization costs	-	-	(1)	-	-	2	1
Other	3	-	-	-	-	1	4
Sub-total International Carrier & Shared Services	3	-	(1)	-	-	3	5
TOTAL	191	149	(128)	(2)	1	(14)	197

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(in millions of euros)	January 1, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications and translation adjustments	December 31, 2007
Employee termination benefits	20	5		-	-	-	25
Site reorganization costs	24	18	(13)	(1)	-	-	28
Other	54	-	(20)	-	-	-	34
Sub-total France	98	23	(33)	(1)	-	-	87
Employee termination benefits	10	2	(12)	-	-	1	1
Site reorganization costs	5	15	(8)	-	-	(1)	11
Sub-total United Kingdom	15	17	(20)	-	-	-	12
Employee termination benefits	73	2	(34)	(1)	2	3	45
Other	3	-	-	(1)	-	-	2
Sub-total Poland	76	2	(34)	(2)	2	3	47
Employee termination benefits	-	3	-	-	-	-	3
Site reorganization costs	3	-	(3)	-	-	-	-
Other	1	-	(1)	-	-	-	-
Sub-total Spain	4	3	(4)	-	-	-	3
Employee termination benefits	2	4	(2)	-	-	(1)	3
Sub-total Rest of the World	2	4	(2)	-	-	(1)	3
Employee termination benefits	2	5	-	-	-	-	7
Site reorganization costs	42	-	(11)	-	-	(2)	29
Sub-total Enterprise	44	5	(11)	-	-	(2)	36
Site reorganization costs	1	-	-	(1)	-	-	-
Other	13	-	(6)	(3)	-	(1)	3
Sub-total International Carrier & Shared Services	14	-	(6)	(4)	-	(1)	3
TOTAL	253	54	(110)	(7)	2	(1)	191

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25.3 Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

Provisions for dismantling and restoring sites are broken down as follows:

(in millions of euros)	2009	2008	2007
Restoring mobile telephony antennae sites	200	237	215
Dismantling telephone poles	139	164	156
Treatment of waste electrical and electronic equipment	56	64	65
Dismantling public telephones	40	53	62
Other	50	48	34
TOTAL	485	566	532

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Note 26 – Other liabilities and deferred income

26.1 Other liabilities

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
VAT payable	771	888	952
ECFI’s ruling of November 30, 2009 (1)	964	-	-
Other taxes	392	352	351
Cable network access fees	560	606	653
Deferred gains and losses on securities	28	143	157
Other	582	711	594
TOTAL	3,297	2,700	2,707
of which other non-current liabilities	573	711	870
of which other current liabilities	2,724	1,989	1,837
(1) See Note 32 Litigation

Other liabilities reclassified as liabilities related to assets held for sale amount to 126 million euros at December 31, 2009 (including 126 million euros of other current assets).

26.2 Deferred income

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Prepaid cards	451	577	634
Service access fees	875	898	1,000
Loyalty programs	206	208	128
Other deferred revenue	897	1,017	1,146
Other deferred operating income	57	63	77
TOTAL	2 486	2,763	2,985

Deferred income reclassified as liabilities related to assets held for sale amounts to 263 million euros for the year ended December 31, 2009.

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Note 27 - Other information relating to share-based payment and similar compensation

Share-based payment expense is presented as follows:

(in millions of euros)	Notes	2009	2008	2007
Free share award plans	27.1
France Telecom - France Plan		10	36	146
France Telecom - International Plan		26	18	-
ECMS		1	2	3
Sonatel		3	-	-
Employee shareholding plan	27.2	-	-	106
Stock option plans	27.3
France Telecom 2005		-	13	17
France Telecom 2007		8	9	5
Others		2	2	-
TOTAL		50	80	277

The share-based payment expense for 2009 is booked against equity, except for the cost relating to the employee liabilities and the corresponding social contributions concerning the international free share award plan (7 million euros), which are recognized in the statement of financial position under employee benefits.

27.1 Free share award and similar compensation plans

France Telecom S.A. – France Plan

In 2007, France Telecom granted a free share award plan for employees of France Telecom S.A. and most of its majority-owned French subsidiaries and covering 10.8 million shares.

Based on the accomplishment of performance criteria stipulated by the plan and the number of beneficiaries among the Group's employees as of April 25, 2009, the Group awarded 10.3 million shares.  These shares are subject to a lock-up period of two years, that is until April 25, 2011.

The total cost of the plan is 192 million euros, including 10 million euros booked in 2009 (against equity).

France Telecom S.A. – International Plan

In addition to the free share award plan in France, France Telecom S.A. has set up an International free share award plan in several countries, covering 1.8 million shares, with the same award conditions as those of the France Plan. The plan covers approximately 45,000 employees and corporate officers of foreign companies and groups belonging to the France Telecom Group.

On March 3, 2009, the Board of Directors duly noted that the performance criteria had been met, and the beneficiaries acquired the right to receive share awards as of 4 December 2009, in accordance with the plan regulations. The shares were delivered at the beginning of 2010. These free shares are subject to a lock-up period of two years, that is until December 4, 2011 (December 4, 2012 in Spain).

In countries where tax, employment or other regulations prohibit the award of free shares, France Telecom has set up alternative plans covering approximately 23,000 employees and providing for the following benefits, subject to meeting the same performance criteria:

•

either an amount of cash equivalent to the France Telecom S.A. share price on December 4, 2009 ;

•

or, in the United Kingdom, the award of shares to a trust that is in charge of redistributing them free of charge at the request of the employees.

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The fair value per unit of the equivalent cash payment is the price of the France Telecom S.A. share on December 4, 2009, that is, 17.52 euros.

The total cost of the plan (including the residual expense to be recognized for the beneficiaries in the United Kingdom), is 51 million euros, of which 26 million euros booked in 2009 against:

•

equity (19 million);

•

employee benefits (liabilities and corresponding social contributions) for the cash-settled portion of the plan (7 million).

The estimated residual expense to be recognized until December 4, 2011 for the beneficiaries in the United Kingdom is
6 million euros.

Sonatel

In May 2009, Sonatel has set up a share award plan covering 0.3 million shares giving employees outright ownership of these shares on their retirement date. This scheme is similar to a free share award plan.

During the vesting period, the beneficiaries are entitled to receive the dividends coming from the shares awarded. The shares may not be sold until the employee's retirement date.

In 2009, the expense booked for this plan against equity amounted to 3 million euros, based on an unit fair value of 160 euros. An additional expense of 40 million euros is to be recognized over the residual vesting period. Based on the projected retirement schedule, 50 % of the additional charge is to be recognized before the end of 2018.

ECMS

In 2007, ECMS granted a free share award plan, completed in 2008 by a supplementary tranche covering 0.5 million shares, which will be acquired progressively over a period of 40 months.

The expense booked in 2009 against equity amounts to 1 million euros. An additional expense estimated at 0.1 million euros  is to be recognized over the remaining vesting period, that is until August 22, 2010.

27.2 Employee Shareholding Plan

As the French State sold 130 million of France Telecom shares in June 2007, employees and former employees of the France Telecom Group were proposed France Telecom shares and they acquired 14.4 million France Telecom shares in 2007 (to which will be added a maximum of 0.6 million free shares offered by the French State subject to a holding period of three years applicable to the shares acquired under the transaction). As no vesting period was necessary to acquire shares, the full amount of the expense was recognized in 2007, for an amount of 107 million euros.

27.3 Stock option plans

France Telecom S.A. - 2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period ending on May 21, 2011. In addition, the options will not be applied unless the beneficiaries have been employed by the Group for a period of at least three years beginning on May 21, 2007.

TP S.A. - 2007 Plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of seven years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 5.26 euros (by considering the closing exchange rate on December 31, 2009).

France Telecom S.A. – 2005 Plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of this plan was enlarged in 2006 following the integration of the Amena group.

The options are exercisable for a period of ten years. The vesting period is three years.

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France Telecom S.A. (ex-Wanadoo)

Following the purchase of the non-controlling interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options are exercisable for a period of ten years from 2006.

Orange

Orange stock option plans, which have been exercisable since 2006, can be split into four categories: "International", "France", "USA" and “Sharesave".

Following the purchase of the non-controlling interests in Orange, France Telecom proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued liquidity instruments on options to facilitate the delivery of France Telecom S.A.'s shares.

Plan	Number of options granted	Remaining term to maturity (months)	End of vesting period
International	85,693,210	5	2006
France	45,983,363	7 to 37	2006
USA	3,621,755	4	2006
« Sharesave » UK Save – 5 years	4,037,379	-	2006
« Sharesave » UK Save – 3 years	5,839,507	-	2006
« Sharesave » Netherlands	232,186	-	2006

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Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2009, 2008 and 2007:

	December 31, 2009		December 31, 2008		December 31, 2007
STOCK OPTION PLAN	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	22,624,565	22.70	23,664,255	22.70	14,551,905	23.46
Granted	-	-	-	-	10,093,300	21.61
Exercised	-	-	(5,350)	23.46	(91,640)	22.58
Cancelled, lapsed	(1,271,770)	23.35	(1,034,340)	22.72	(889,310)	22.68
Options outstanding at the end of the year	21,352,795	22.66	22,624,565	22.70	23,664,255	22.70
France Telecom shares (ex-Wanadoo)
Options outstanding at the beginning of the year	4,644,234	20.57	4,869,159	20.36	6,880,597	21.82
Exercised	(45,269)	14.71	(204,334)	15.31	(1,326,010)	14.99
Cancelled, lapsed	(8,298)	16.30	(20,591)	22.07	(685,428)	45.43
Options expired	-	-	-	-	-	-
Options outstanding at the end of the year	4,590,667	20.64	4,644,234	20.57	4,869,159	20.36
Orange shares (1)
Options outstanding at the beginning of the year	38,286,539	8.97	39,838,976	8.94	57,940,516	8.80
Granted	-	-	-	-	-	-
Exercised	(164,054)	6.65	(986,339)	7.51	(14,101,219)	8.12
Cancelled, lapsed	(555,382)	9.29	(566,098)	9.42	(4,000,321)	9.73
Options outstanding at the end of the year	37,567,103	8.97	38,286,539	8.97	39,838,976	8.94
TP S.A. shares
Options outstanding at the beginning of the year	4,746,102	5.19	6,033,024	6.03	-	-
Granted	-	-	-	-	6,047,710	6.03
Exercised	-	-	-	-	-	-
Cancelled, lapsed	(388,677)	4.99(2)	(1,286,922)	6.16	(14,686)	5.73
Options outstanding at the end of the year	4,357,425	5.26 (3)	4,746,102	5.19	6,033,024	6.03
Mobistar shares
Options outstanding at the beginning of the year	-	-	-	-	1,831	34.15
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	(1,831)	34.15
Cancelled, lapsed	-	-	-	-	-	-
Options outstanding at the end of the year	-	-	-	-	-	-

(1)

Due to the issuance of the liquidity instruments on options and France Telecom's decision to grant new shares, the exercise of these options results in issuing new France Telecom S.A. shares.

(2)

 Exchange rate used: average for 2009.

(3)

 Exchange rate used: closing rate at December 31, 2009.

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Options exercisable at year-end

Options exercisable at year-end were as follows:

	December 31, 2009
STOCK OPTION PLAN	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (in euros)	Number of options exercisable at year-end
France Telecom plan (2005/2007)	21,352,795	78	21.61 - 23.48	12,169,795
France Telecom shares (ex-Wanadoo)	4,590,667	26	13.84 - 48.70	4,590,667
Orange shares	37,567,103	14	6.14 - 10.00	37,567,103
TP S.A. shares	4,357,425	93	5.26	55,072

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Note 28 – Other information on exposure to market risks

Be aware that the Group uses indicators, such as EBITDA and Organic cash flow, to measure financial performance that are not defined by IFRS.

 France Telecom's Treasury and Financing Committee reports to the Group Management Committee. It is chaired by the Group's Deputy Chief Financial Officer and meets quarterly.

It sets the guidelines for managing the Group's debt, especially its liquidity, interest rate, foreign exchange rate and counterparty risks exposure over the following months, and reviews past management (realized transactions, financial results).

28.1 Interest rate risk management

France Telecom seeks to balance its fixed-rate / variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate / variable-rate debt

At December 31, 2009, 81 % of the Group's net debt was at fixed rates, compared with 85 % at December 31, 2008 and 85.5 % at December 31, 2007.

Sensitivity analysis of the Group's position to changes in interest rates

The sensitivity of the Group's financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and are therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1 % rise in interest rates would result in an increase of 28 million euros in financial expense and a 1 % fall in interest rates would result in a decrease of 8 million euros.

Sensitivity of financial debt

A 1 % rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.65 billion euros, which represents 4.62 % of its market value. A 1 % fall in interest rates would lead to an increase of approximately 1.67 billion euros (4.68 % of its market value).

Sensitivity of cash flow hedge reserves

A 1 % rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 8 million euros. A 1 % fall in interest rates would lead to an increase in their market value and in the cash flow hedge reserves of approximately 12 million euros.

28.2 Foreign exchange risk management

Operational foreign exchange risk

The Group's foreign operations are carried out by entities that operate in their own country and in their own currency. Their operational exposure to foreign exchange risk is therefore fairly limited.

To hedge the exposure of some of their operating cash flows (purchases from suppliers or sales to customers) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies (see Note 23 Derivative instruments).

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Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

Dividends paid to the parent company: in general, the Group's policy is to economically hedge this risk as from the date of the Shareholders' Meeting;

•

Financing of the subsidiaries: the subsidiaries are required to cover their funding needs in their functional currency as much as possible;

•

Group financing: most of the Group's debt (84%) is denominated in euros. From time to time, France Telecom S.A. issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If France Telecom S.A. does not have assets to hedge these currencies, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rate and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss recognized in the consolidated statements of income. It also shows the sensitivity of these entities to a probable 10 % change in the foreign exchange rates of the currencies to which they are exposed.

							Sensitivity to a change in foreign exchange rates against the euro or the zloty (in millions of euros)
(in millions of currency units)	USD	GBP	CHF	PLN	EUR	Total translated to euros	Change + 10%	Change - 10%
France Telecom S.A.	(74)	(15)	(592)	(102)	-	(493)	(55)	45
TP Group	2	-	-	-	12	14	2	(1)
TOTAL (currencies)	(72)	(15)	(592)	(102)	12	(479)
TOTAL (euros)	(50)	(17)	(399)	(25)	12	(479)

Translation risk

•

In the statement of financial position

Due to its international presence, France Telecom Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty and the Swiss franc.

To hedge its largest foreign asset exposures, France Telecom has issued debt in the relevant currencies.

	Contribution to consolidated net assets							Sensitivity to a change in all currencies against the euro
(in millions of euros)	EUR	GBP	PLN	CHF	USD	Other currencies	Total	Change + 10%	Change - 10%
Assets excluding net debt by currency (1)	45,378	6,775	5,012	944	71	4,511	62,689	1,924	(1,574)
Net debt by currency (2)	28,593	1,590	1,600	1,228	(218)	1,148	33,941	594	(486)
Net assets by currency (3)	16,785	5,185	3,412	(284)	289	3,363	28,748	1,329	(1,088)

(1)

Net assets by currency do not include components of net financial debt.

(2)

See Note 22.2, Net financial debt.

(3)

The share of net assets attributable to owners of the parent company in zlotys amounts to 1,699 million euros.

To limit the translation risk on the statement of financial position while taking advantage of attractive financing rates, in 2008, France Telecom secured 633 million Swiss francs of net investment hedges in Swiss francs.

•

Income statement

Due to its international presence, the France Telecom Group is exposed to risk arising from changes in average exchange rates in the conversion of statements of income denominated in foreign currencies of its foreign subsidiaries. The table below summarizes the sensitivity of France Telecom's consolidated income statement to a change of plus or minus 10 % in foreign exchange rates against the euro, arising from the conversion of foreign subsidiaries' income statements denominated in foreign currencies.

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	Contribution of continuing operations to consolidated income statement							Sensitivity to a change in all currencies against the euro
(in millions of euros)	EUR	GBP	PLN	CHF	USD	Other currencies	Total	+ 10%	- 10%
Revenues	35,890	165	3,795	971	935	4,188	45,944	1,117	(914)
EBITDA	11,626	(190)	1,474	255	214	1,415	14,794	352	(288)
Operating income	7,114	(209)	108	104	114	628	7,859	83	(68)

France Telecom set up euro-zloty and euro-pound sterling economic hedges at the Group level in 2009 to reduce the foreign exchange risk related to the translation of operating cash flows from Poland and the United Kingdom.

In addition, foreign currency debt generates interest that provides a partial "natural" hedge of the subsidiaries' operating cash flow in foreign currencies.

28.3 Liquidity risk management

The France Telecom Group's policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

Diversified sources of funding

France Telecom has diversified sources of funding;

•

issues in the short-term securities markets under the commercial papers program;

•

regular issues in the bond markets under the EMTN program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

In 2009, the France Telecom Group continued to diversify its sources of funding as much as possible to refinance its maturing bond redemptions. Thus:

•

France Telecom S.A. issued 3.95 billion euros in bonds, with only 1 billion euros issued on the euro market; the remainder were issued in Swiss francs, US dollars and pounds sterling;

•

TP Group issued 700 million euros of bonds;

•

FT España secured 500 million euros in loans from the European Investment Bank, on which it had drawn 300 million euros at December 31, 2009.

•

FT ImmoH entered into a finance lease agreement for 140 million euros.

In 2009, the spread on France Telecom's 5-year credit default swaps averaged approximately 45 basis points.

Liquidity of investments

France Telecom invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

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Smoothing debt maturities

Debt maturities are spread consistently over the next years, as evidenced by the average maturity of net debt excluding TDIRAs, which was 7.3 years at the end of 2009 (7.5 years at the end of 2008 and 7.1 years at the end of 2007).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

as the perpetual bonds redeemable for shares (TDIRA) are undated, redemptions of the nominal amount are not dated. In addition, from January 1, 2010, interest payable on the bonds will switch to a variable rate over an undetermined period of time (see Note 22.3 TDIRA). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

 the maturity dates of revolving credit facilities are the contractual maturity dates.

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			H1 2010			H2 2010
(in millions of euros)	Note	December 31, 2009	Nominal amounts	Accrued interest(2)	Future interest(2)	Nominal amounts	Accrued interest(2)	Future interest(2)
TDIRA	22	1,631	-	96			-	-
Bonds, excluding TDIRA	22	31,094	301	900	230	2,671	71	519
Bank loans	22	1,959	294	27	65	85	-	50
Finance lease liabilities	22	667	253	-	5	12	-	5
Securitization debt	22	807	807	-	-	-	-	-
Commercial papers	22	300	300	-	0	-	-	-
Bank overdrafts	22	148	148	-	-	-	-	-
Other financial liabilities	22	242	101	-	4	17	-	4
Financial liabilities at amortized cost, excluding trade payables		36,848	2,204	1,023	304	2,785	71	578
ECMS public tender offer	22	1,082	1,082		-	-	-	-
Other commitments to purchase non-controlling interest	22	23	23	-	-	-	-	-
Derivatives (liabilities)	23	1,359	33	(17)	63	1	(4)	58
Derivatives (assets)	23	(482)	(84)	(87)	(30)	(2)	(10)	(31)
Gross financial debt after derivatives		38,830	3,258	919	337	2,784	57	605
Deposits received from customers	22	181	181	-	-	-	-	-
Trade payables	22	8,241	7,439	30	(0)	328	5	11
Total financial liabilities (including derivative assets)		47,252	10,878	949	337	3,112	62	616

(1)

The amounts shown in this column are used for items not recognized at fair value, to reconcile the breakdown of the nominal amounts, of accrued interest and the balance in the statement of financial position.

(2)

The sum of accrued interest and future interest equals the amount of icoupons to be paid.

At December 31, 2009, the liquidity position of France Telecom appeared to be sufficient to cover 2010 obligations linked to the net financial debt, independently of cash flow to be generated in 2010:

	Note	December 31, 2009
Bank overdrafts	22	(148)
Cash	18	1,038
Cash equivalents	19	2,911
Other financial assets at fair value, excluding derivatives	19	7
Available undrawn amount of credit facilities	22	10,071
Liquidity position		13,879

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2011		2012		2013		2014		2015 and beyond
Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Non-cash items (1)
-	110	-	-	-	-	-	-	-	-	1,389	147
3,634	1,293	2,529	1,142	3,837	884	3,587	767	13,575	5,467		(11)
238	94	222	76	502	60	260	40	338	35	-	(7)
45	8	39	7	39	6	64	5	195	16		19
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
13	6	13	6	12	5	12	4	68	10	-	7
3,930	1,511	2,803	1,231	4,390	955	3,923	816	14,176	5,528	1,389	155
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
909	56	60	42	-	41	61	34	113	52
(20)	(75)	(1)	(54)	(0)	(47)	(31)	(51)	(88)	(138)
4,819	1,492	2,862	1,219	4,390	949	3,953	799	14,201	5,442
-	-	-	-	-	-	-	-	-	-		-
65	16	26	16	27	15	33	22	219	171		71
4,884	1,508	2,888	1,235	4,417	964	3,986	821	14,420	5,613

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France Telecom's debt ratings

France Telecom's debt ratings at December 31, 2009 are as follows;

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

On July 6, 2009, Fitch stated that it was changing its rating on the short term debt to F2 to bring it into line with that of France Telecom's European peers, not to reflect any deterioration in the Group's credit fundamentals. France Telecom's other ratings have been unchanged since June 23, 2005.

A portion of the debt (4.8 billion euros of the outstanding balance at December 31, 2009) is subject to step-up clauses. This amount does not include the TDIRA, whose step-up clauses are described in Note 22.

As France Telecom's long term ratings did not change in 2009, the step-up clauses were not triggered.

28.4 Management of covenants

Commitments with regard to financial ratios

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of its 2003 bank financing contract, FT España must comply with the following ratios;

•

an EBITDA to interest expense ratio equal to or greater than 6.00 (EBITDA and interest expense as defined in the contracts);

•

a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

This credit facility, which amounted to 192 million euros at December 31, 2009, was entirely repaid on January 29, 2010.

In respect of its 2005, 2007, 2008 and 2009 bank financing contracts, ECMS must comply with the following covenant;

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

In addition, in respect of its 2005 bank financing contracts, ECMS must comply with the following covenant;

•

a net senior debt below 9.7 billion Egyptian pounds (net senior debt as defined in the contracts with the banks).

At December 31, 2009, these ratios were fully compliant.

With regards to structured financing contracts, several refund scenarios are possible for France Telecom S.A.'s trade receivables securitization programs: (i) standard repayment scenarios on the contractual maturity date of the programs; (ii) accelerated or adjusted payment, notably in the event that France Telecom's long-term rating is downgraded to BB- or Ba3. In the case of accelerated or adjusted payment, the securitization conducts cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interest progressively.

The Enterprise’s trade receivables securitization program refers to a different kind of amortization: mandatory amortization in the case that a treaty, provision of the law or regulation, an instruction or a directive issued by an official authority or banking organization, or an interpretation or application thereof issued or made by an official authority or an organization of a binding nature, were to call into question or be liable to call into question one of the legal and/or financial mechanisms of the securitization transaction.

Under the terms of the Orange France trade receivables securitization program, France Telecom S.A. is required to hold 100 % of Orange France’s share capital and voting rights, directly or indirectly.

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Commitments related to instances of default or material adverse changes

Most of France Telecom's financing agreements, including in particular the 8 billion euro syndicated credit facility set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program, are not subject to cross default or prepayment arrangements in the event of a material adverse change. When such arrangements exist, accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

28.5 Credit risk and counterparty risk management

Financial instruments that could potentially subject France Telecom to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom considers that it has limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of credit risk on net trade receivables past due is provided in Note 18.

France Telecom's policy is to invest its cash, cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above. Some investments by subsidiaries are with counterparties with a lower rating; the rating is then the highest available in the country concerned.

France Telecom S.A. enters into interest rate and foreign exchange contracts with leading financial institutions. Furthermore:

•

France Telecom also has collateralization agreements with the main counterparties to which it has the highest exposures These agreements may result in weekly or monthly amounts payable to or receivable from certain banks, representing the mark-to-market impact of all derivative instruments set up with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A., the amount of cash collateral paid amounted to 758 million euros at December 31, 2009 compared with 238 million euros at December 31, 2008 and 788 million euros at December 31, 2007 (see Note 18 Loans and receivables). The increase was due to a volume effect after hedges on the pound sterling position and on the new US dollar bonds issues in 2009, and by the increase in the number of counterparties with which the company entered into a collateralization agreement, together with the reduction in thresholds set in the contracts. The increase was also due to the fall in the market value of foreign exchange hedging instruments, primarily owing to the fall in the value of the dollar against the euro;

•

Counterparties’ ratings are monitored;

•

Limits are set based on each financial institution's rating and equity, as well as on periodic analyses carried out by the Treasury and Financing Management Department. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

These ratios are monitored periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room.

28.6 Equity market risk

At December 31, 2009, France Telecom S.A. had no option to purchase its own shares and holds 2,042,836 treasury shares (see Note 21.2 Treasury shares). Moreover, the Group's exposure to market risk on shares of listed companies included in assets available for sale was not material and mutual funds investments (OPCVM) held at year-end do not contain any equity component. The France Telecom Group is exposed to equity risk through certain retirement plan assets (see Note 25 Provisions) and, to a limited extent, through free share award plans and similar compensation (see Note 27.1). After the last buy-back of shares that occurred in 2010, the France Telecom Group is no longer exposed to equity risk through free share award plans.

Lastly, the representation of France Telecom's assets on the statement of financial position may be affected by the market value of its subsidiaries' shares, which is one of the measurement variables used in impairment testing.

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28.7 Equity management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive return. This return determined on the basis of the Group's organic cash flow, while taking into account sector practices.

This policy has led France Telecom to set targets for net financial debt to EBITDA and shareholders' remuneration.

	December 31, 2009	December 31, 2008	December 31, 2007
Net financial debt / EBITDA ratio (1)	1.97(2) / 1.90(3)	1.96	1.99
Organic cash flow (in millions of euros)	8,350	8,016	7,818
Cash paid dividends by the parent company (in millions of euros)	(3,141) (4)	(4,949)(5)	(3,117)
Share paid dividends (in millions of euros)	(538)	-	-

(1)

EBITDA takes into account the contribution of assets held for sale (see Note 11).

(2)

EBITDA restated for the expense recognized following the ECFI's decision on the business tax (see Note 32 Litigation) and for the provision in connection with the Part-time for Seniors plan (see Note 24 Employee benefits).

(3)

EBITDA restated for the expense recognized following the ECFI's decision on the business tax (see Note 32 Litigation) and for the provision in connection with the Part-time for Seniors plan (see Note 24 Employee benefits) and net financial debt restated for the ECMS public tender offer.

(4)

Including the 1,588 million euro interim dividend paid in 2009.

(5)

Including the 1,563 million euro interim dividend paid in 2008.

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Note 29 – Other information on the fair value of financial assets and liabilities

The main methods and assumptions used to estimate the fair value of financial instruments are described below.

Assets available for sale

The market value of non-consolidated investment securities in quoted companies and listed marketable securities is based on quoted prices at year-end.

Unlisted securities are measured using available information such as transaction value, discounted future cash flows and comparable multiples.

The market value of investments in listed companies held for more than one year is their quoted price at the end of the accounting period.

Loans and receivables

For cash and cash equivalents, trade receivables and various deposits, France Telecom considers their carrying amount to be the best estimate of market value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

For very short-term investments such as deposits, certificates of deposit, commercial papers or negotiable debt securities, France Telecom considers that the nominal value of the investment and the related accrued interest, to be the best estimation for market value.

The market value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

For trade payables and deposits received from customers, France Telecom considers the carrying value to be the best estimation for market value, due to the high liquidity of these instruments.

The market value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by France Telecom at the end of the period.

The market value of financial liabilities is determined using:

•

quoted price, for listed bonds;

•

the present value of estimated future cash flows, discounted using rates available to France Telecom at the end of the period, for unlisted instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

Financial liabilities at fair value through profit or loss

The market value of the ECMS public tender offer is the offering price applied to the number of shares held by the indirect minority shareholders of ECMS, with the debt being proportionately consolidated at 71.25%.

The market value of other firm or contingent commitments to purchase non-controlling interest is measured in accordance with the clauses of the contracts.

Derivative instruments

The market value of derivative instruments is determined using the present value of estimated future cash flows, discounted using interest rates available to France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

The market value of the Amena price guarantee was based on a valuation model for call options, using the following variables: market value and volatility of the underlying element, maturity of the option and a risk-free interest rate.

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The market value of financial assets and liabilities measured at fair value in the statement of financial position shown in the table below has been ranked based on the three hierarchy levels defined by IFRS 7:

•

Level 1: quoted price in active markets

•

Level 2: inputs observable directly or indirectly

•

Level 3: inputs not based on observable market data

		December 31, 2009
(in millions of euros)	Note	Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	16	221	221	107	-	114
Listed investment securities		46	46	46	-	-
Unlisted investment securities		87	87	-	-	87
Other		88	88	61	-	27
Loans and receivables	18	10,175	10,175
Trade receivables		5,494	5,494
Cash		1,038	1,038
Deposits and various items		1,806	1,806
Other		1,837	1,837
Assets at fair value through profit or loss, excluding derivatives	19	2,918	2,918	2,114	804	-
Mutual funds (OPCVM)		2,112	2,112	2,112	-	-
Other investments		806	806	2	804	-
Financial liabilities at amortized cost	22	45,443	48,351
Financial liabilities		37,021	39,916
Trade payables		8,241	8,254
Other		181	181
Financial liabilities at fair value through profit or loss, excluding derivatives	22	1,105	1,105	1,082	-	23
ECMS public tender offer		1,082	1,082	1,082	-	-
Other commitments to purchase non-controlling interest		23	23	-	-	23
Net derivatives	23	877	877	-	877	-
Amena price guarantee		-	-	-	-	-
Other derivatives		877	877	-	877	-

The market value of the external net financial debt carried by France Telecom was 36,837 million euros at December 31, 2009, for a carrying amount of 33,941 million euros.

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	December 31, 2008		December 31, 2007
(in millions of euros)	Book value	Estimated fair value	Book value	Estimated fair value
Assets available for sale	203	203	518	518
Listed investment securities	17	17	59	59
Unlisted investment securities	96	96	354	354
Other	90	90	105	105
Loans and receivables	8,814	8,814	9,900	9,900
Trade receivables	6,163	6,163	6,556	6,556
Cash	1,034	1,034	1,303	1,303
Deposits and various items	1,236	1,236	1,636	1,636
Other	381	381	405	405
Assets at fair value through profit or loss, excluding derivatives	4,377	4,377	3,212	3,212
Mutual funds (OPCVM)	866	866	69	69
Other investments	3,511	3,511	3,143	3,143
Financial liabilities at amortized cost	50,035	51,008	51,241	52,237
Financial liabilities	39,885	40,858	41,226	42,222
Trade payables	10,017	10,017	10,015	10,015
Other	133	133	-	-
Financial liabilities at fair value through profit or loss, excluding derivatives	55	55	78	78
ECMS public tender offer	-	-	-	-
Other commitments to purchase non-controlling interest	55	55	78	78
Net derivatives	1,090	1,090	1,960	1,960
Amena price guarantee	810	810	516	516
Other derivatives	280	280	1,444	1,444

The market value of France Telecom's net financial debt was 36,832 million euros at December 31, 2008 for a carrying amount of 35,859 million euros, and 38,976 million euros at December 31, 2007 for a carrying amount of 37,980 million euros.

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Note 30 – Other information on statement of cash flows

Year ended December 31, 2009

Following the ECFI’s decision of November 30, 2009 on the French business tax (taxe professionnelle - see Note 32 Litigation), an expense of 964 million euros was recognised, with no effect on net cash flow provided by operating activities in 2009. This amount had been deposited into an escrow account in 2007 and 2008 and bore interests of 53 million euros as of November 30, 2009 that were not recognized in net income. The transfer of the cash from the escrow account to the government on January 7, 2010 will impact the net cash flow provided by operating activities by (964) million euros and the net cash used in investing activities by 964 million euros.

Net cash flow provided by operating activities includes 563 million euros from the unwind price received due to the termination of hedging derivatives and from the buy back of perpetual bonds redeemable for shares (TDIRA). This amount is included in the item “interest paid and interest rates effects on derivatives, net”.

Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 170 million euros have no impact on the statement of cash flows.

Stock dividends amounting to 538 million euros have no impact on the statement of cash flows.

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Note 31 – Unrecognized contractual commitments

At December 31, 2009, the management considers that to the best of its knowledge, there were no existing commitments, other than those described in this note, likely to have a material effect on the current or future financial position of France Telecom.

The table below provides a schedule of contractual commitments reflected in the statement of financial position at year-end. It covers the provisions for early retirement plans, French Part-time for seniors plan, pensions and other post-employment benefits.

	Statement of financial position at December 31, 2009		Schedule of undiscounted future cash flows
(in millions of euros)	Note	Total / Ceiling	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Early retirement plans	25	433	315	118	6
French part-time for seniors plan (1)	24	569	53	98	155	185	175	121
Pensions and other post-employment benefits	24	626	77	68	68	60	75	385
TOTAL

(1)

The cash flows related to the French part-time for seniors plan have been estimated based on the same assumptions as those used to calculate the corresponding provision at December 31, 2009: they are sensitive to the plan sign-up rate (estimated at 70%), to the eligible population and to the choices employees will make among the different packages offered.

Amena price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), the minority shareholders of Auna (renamed France Telecom España in 2006) were awarded certain guarantees in respect of the price at which France Telecom would buy their shares. As France Telecom acquired the non-controlling interests of France Telecom España in April 2009, the price guarantee expired.

31.1 Leasing commitments

MINIMUM FUTURE LEASE PAYMENTS DUE UNDER NON-CANCELLABLE LEASES AT DECEMBER  31, 2009, BY MATURITY

(in millions of euros)	Total	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Operating leases (1)	5,607	964	842	723	661	611	1,806
Finance leases(2)	699	275	53	46	45	69	211

(1)

Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom's real estate assets (see below).

(2)

Included in debt (see Note 28.3 Liquidity risk management). Including (i) lease payments on France Telecom S.A.'s QTE leases and (ii) 95 million in interest.

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings under commercial operating leases, except for certain assets vacated in the short term. The Group may choose whether or not to renew these leases upon expiry or to replace them by other leases with renegotiated terms and conditions. The rental expense regarding property sold under these disposal plans amounted to 264 million euros as of December 31, 2009, including rental charges.

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31.2 Investment and goods and services purchase commitments

PAYMENTS DUE BY MATURITY AT DECEMBER 31, 2009

(in millions of euros)	Total	Before end of 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Investment and goods and services purchase commitments	5,073	2,866	898	575	231	157	348

The most significant commitments to purchase goods and services entered into by the Group are contracts to purchase handsets and network equipment, services, content and telecommunication connections. Such purchases may form part of multi-year contracts. The main commitments at December 31, 2009 related to the following:

•

the purchase of transmission capacity for an overall amount of 1,064 million euros, of which 725 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015) ;

•

purchases of mobile telephony equipment for an aggregate amount of 266 million euros ;

•

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 198 million euros ;

•

the acquisition of three out of the twelve lots put up for sale by the French Ligue de Football Professionnel relating to rights to broadcast Ligue 1 matches for the next three seasons. The total amount of commitments amounts to 625 million euros, payable in installments up to 2012;

•

the acquisition of rights to broadcast content, principally from film studios, for the needs of the Orange Cinéma Séries Service, for an estimated total amount of 249 million euros (the maturities of these commitments under the different contracts are spread out over time until 2014 depending on the contract).

As part of the license award process, the Group has made certain commitments to various government authorities in terms of network coverage, number of subscribers and service quality. Meeting these commitments will require substantial investment expenditure in future years to roll out and enhance the networks. These commitments are not shown in the table above since they are not quantifiable. Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses granted. The Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Under the terms of the Tunisian government's grant of a fixed-line and mobile telecommunications license to the consortium formed by France Telecom, Investec and Divona Telecom, announced on June 26, 2009, France Telecom, which owns 49 % of the company, undertook to finance its share of the six-year business plan provided during the bid process. The maximum amount of this commitment amounts to 220 million Tunisian dinars (116 million euros) at December 31, 2009).

In October 2009, TP S.A. and the Polish Office for Electronic Communications (UKE) signed an agreement in principle pertaining to the institution of procedures to guarantee non-discrimination and transparency in inter-carrier relations without functionally separating TP S.A.'s activities. Under this agreement, the UKE will freeze wholesale rates for regulated services until 2012 and TP S.A. will invest in 1.2 million broadband lines over this period, for an amount estimated by TP S.A. at 3 billion zlotys (724 million euros at December 31, 2009).

The commitments related to the variable part of the licenses acquisition cost (mainly GSM and UMTS licenses of Orange France) are not included in the amount of unrecognized contractual commitments since the related amount cannot be estimated reliably (the variable user fee represents a percentage of the revenue generated by the use of the licenses).

31.3 Guarantees

Guarantees given to the third parties in the ordinary course of business

The table below shows the guarantees provided by the Group to third parties (financial institutions, customers, partners and government agencies) to ensure fulfillment of contractual obligations by non-consolidated companies.

(in millions of euros)	Total / Ceiling	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Guarantees given to third parties by France Telecom in the ordinary course of business	255	97	5	21	27	0	106

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Guarantees provided to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business are not shown in the table above as they do not increase the Group's commitments in relation to the initial commitments undertaken by the entities concerned.

The Group has not provided any material guarantees to cover the commitments of consolidated subsidiaries in which there are significant non-controlling interests (previously called “minority interests”).

The Group's main commitments relating to borrowings are set out in Note 28.

Certain investments and other assets have been pledged to, or used as collateral for financial institutions to cover bank borrowings and credit lines (see Note 28 Other information on exposure to market risks).

Asset and liability guarantees granted in relation to disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties.

At December 31, 2009, the main warranties in effect are the following :

•

Specific warranties, mainly in relation to taxation and environmental law, granted to Tower Participations and its subsidiaries as part of the disposal of TDF. These warranties are not capped and will expire at the end of the statutory limitation period;

•

Tax-related warranties, capped at 140 million euros, granted to Deutsche Telekom as part of the disposal of the mobile and internet businesses in the Netherlands. These warranties will expire at the end of the statutory limitation period;

•

Tax-related warranties, granted as part of the disposals of Casema and Orange Denmark. These warranties are not capped and will expire at the end of the statutory limitation period.

In addition, as part of the contribution agreement with respect to Orange UK’s assets, signed on November 5, 2009 with Deutsche Telekom (see notes 3 and 31.4), France Telecom made commitments as well as standard representations and guarantees for which it may be held liable in case of breach, including before the transaction is completed.

The Management believes that the risk of these warranties being enforced is remote or that the potential consequences of their being called upon are not material with regard to the Group's results and financial position.

Guarantees given to third parties under France Telecom S.A. QTE leases

(in millions of euros)	Total / Ceiling	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Guarantees given by France Telecom to third parties under France Telecom S.A. QTE leases	258	6	0	9	0	243	0

As part of cross-leasing transactions ("QTE" leases) with various third parties, France Telecom delivered to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 366 million US dollars (244 million euros) at December 31, 2009.

France Telecom considers the risk that these guarantees will be called as non material.

31.4 Commitments relating to securities

There are ongoing transactions which if completed (see Note 3), will give rise to commitments from France Telecom. More specifically, on November 5, 2009, France Telecom entered into an agreement with Deutsche Telekom under which it will transfer all the operations of Orange UK to a joint venture formed with T-Mobile UK in the United Kingdom. Likewise, on November 25, 2009, France Telecom and TDC signed agreements to combine their Swiss subsidiaries, Orange Switzerland and Sunrise.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues or to sell its holdings. At December 31, 2009, the main agreements concerned Mobinil-ECMS (Egypt) and Orange Austria (ex-One).

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(in millions of euros)	Total	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Commitments to acquire or subscribe to securities (1)	544	534	10	0	0	0	0

(1)

When the range of maturities covers several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date. Mainly includes the unrecognized part of the commitment to acquire ECMS shares (Egypt).

Mobinil-ECMS (Egypt)

Pursuant to the decision rendered in March 2009 by the Arbitration Court of the International Chamber of Commerce, France Telecom obtained the right to purchase from Orascom Telecom a 28.75 % equity interest in Mobinil for 4.01 billion Egyptian pounds, or 507 million euros, which is not included in the commitments covered by that note (see Note 32 Litigation). As this arbitral decision is enforceable, and even though it has not yet been executed, France Telecom believes that it renders ineffective the implementation of the clauses in the Shareholders' Agreement governing the relationships between France Telecom and Orascom, which stipulate that:

•

in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the same shares; the exercise price of the put options shall be equal to the market value of the shares calculated on the basis of the ECMS share price;

•

 in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party's shares.

On December 10, 2009, France Telecom launched a public tender offer on the 49 million shares of ECMS not held by Mobinil itself for the price of 245 Egyptian pounds per share, for a total of 1,518 million euros, including 1,082 million euros recorded in financial liabilities and relating to the recognized indirect non-controlling interests (see Notes 3 and 22.2) and 436 million euros relating to unrecognized contractual commitments.

Sub-Group Orange Austria (ex-One)

Upon their acquisition of the entire share capital of Orange Austria (ex-One), the investment fund Mid Europa Partners and France Telecom entered into a shareholders' agreement which contains clauses governing transfer of the shares. Under the agreement, the parties undertake not to sell their holdings for a period of four years as of the acquisition date (i.e. until October 2, 2011). France Telecom granted MEP a call option over its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest. Upon expiration of the lock-up period, each shareholder has a right of first refusal over the shares of the other party should that party decide to sell them. France Telecom also has a call option over the shares owned by Mid Europa Partners upon expiration of the lock-up period.

31.5 Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom Group, vested training rights not yet used totaled approximately 6.9 million hours at December 31, 2009.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom's financial statements for the year ended December 31, 2009.

31.6 Assets covered by commitments

The table below demonstrates the extent to which France Telecom has full rights of use over its assets at December 31, 2009.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Assets held under finance leases	704	602	573
Non-current pledged or mortgaged assets	1,805	1,261	1,553
Collateralized current assets	111	210	377
Securitized receivables	1 324	2,526	2,653
TOTAL	3,944	4,599	5,156

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Assets held under finance leases

The amount of assets held under finance leases does not comprise 125 million euros in respect of Orange’s in-substance defeasance operation in the United Kingdom at December 31, 2009 (143 million euros at December 31, 2008 and 219 million euros at December 31, 2007).

Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees:

	Year ended December 31, 2009
(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangible assets, net (excluding goodwill)	10,376	3	0%
Property, plant and equipment, net	24,321	5	0%
Non-current loans and receivables (1)	2,555	1,797	70%
Other(2)	32,826	- (3)	n/a
TOTAL NON-CURRENT ASSETS	70,088

(1)

 Including 964 million euros (nominal amount) in the escrow account pursuant to the European Commission proceedings relating to the special French business tax (see Notes 18 Loans and receivables and 32 Litigation).

(2)

This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

(3)

The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 15 Interests in associates).

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Note 32 – Litigation

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

At December 31, 2009, provisions totaling 524 million euros (compared with 495 million euros at December 31, 2008 and 472 million euros at December 31, 2007) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom does not provide details on the provisions, as it believes that their disclosure on a case-by-case basis could seriously prejudice the Group.

The litigation and claims that could have a significant impact on France Telecom’s financial position are described below.

32.1

Litigation related to competition law

A number of claims have been made against France Telecom by competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order. If the claims are upheld, France Telecom may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

State aid

Three proceedings are currently pending before the European competition authorities concerning alleged State aid in favor of France Telecom:

•

The first procedure follows an investigation opened in January 2003 by the European Commission concerning the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, and to which the company was subject from 1991 to 2002. In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of State aid that it estimated to be between 798 million euros and 1,140 million euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the European Court of First Instance (ECFI). For its part, the French State had filed an equivalent appeal in October, 2004. On November 30, 2009, the ECFI rejected these appeals. On February 10, 2010, France Telecom filed an appeal with the European Court of Justice (ECJ) which the French government indicated that it intended to support.

Pursuant to the 2004 decision of the European Commission and pending the ECFI decision, France Telecom had placed in an escrow account in 2007 and 2008 the total amount of 964 million euros. Following the ECFI decision, France Telecom recorded a charge of the same amount in its 2009 financial statements. In addition, pursuant to the escrow agreement, on January 7, 2010, France Telecom transferred to the French State the amount in escrow together with 53 million euros of interest on the amount as of November 30, 2009 and not recognized as income, representing a total amount of 1,017 million euros. See note 30 for the impact on cash flows.

•

The second procedure also follows an investigation opened by the European Commission in January 2003, relating to the financial measures announced by the French State on December 4, 2002. On that date, the French State announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase alongside private investors. This  shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the ECFI. The hearings before the ECFI occurred on April 22, 2009 and its decision is expected during the first half of 2010. The ECFI might conclude that the financial measures constitute a State aid which is reimbursable and ask the European Commission to rule consistently with this position. However, France Telecom believes that the participation of the French State, in its capacity as a majority shareholder, in the company’s action plan was consistent with the conduct of an informed private investor and contained no element of State aid.

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•

On May 20, 2008, the European Commission announced that it had launched a formal investigation into the pension plan for French civil servants employed by France Telecom. This step followed a complaint by Bouygues Telecom in 2002.

The objective and effect of the pension plan implemented by the French law of July 26, 1996 was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom’s competitors. As part of the new regime established by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

France Telecom believes that the sole effect of the pension plan system established in 1996 is to release the company from a structural disadvantage and that this reform contains no element of State aid. The company made observations as a third party interested in the proceedings.

Broadband, High Capacity Broadband and Contents

•

In July 2003, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband internet services in the European Union member states, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of a dominant position between March 2001 and October 2002. On January 30, 2007, the ECFI upheld this decision and on April 2, 2009, the ECJ dismissed France Telecom's appeal. The decision of the European Commission thus became final.

This decision of the European Commission and decisions from the French Competition Authority condemning similar practices of France Telecom on the broadband access market served as a basis for several legal actions, which are currently pending before the Paris Commercial Court, from competitors claiming compensation for the damages they allegedly suffered because of these practices:

•

Free, which brought an action against France Telecom in December 2006, accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its narrowband Internet customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros. In May 2008, in support of its claims, Free filed an economic report which speaks of theoretical damages of 1.9 billion euros. In December 2008, France Telecom produced an expert economic and financial assessment which concluded that Free incurred no loss. France Telecom believes that Free has been able to take full advantage of the development and dynamism of the French broadband market.

•

Numericâble filed a lawsuit against France Telecom on November 9, 2009. Numericâble submitted an economic report which values its prejudice at a minimum of 157 million euros. France Telecom believes that Numericâble suffered no loss and that its claims are unfounded.

•

In July 2007, Free filed a complaint with the French Competition Council against France Telecom concerning the rollout of fiber optic networks in France. This complaint included a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom had been engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. Nevertheless, it decided to pursue its investigation into the substance of the case. This investigation should be extended to the issue of sharing fiber optic cabling in buildings which is the subject of a further complaint from Free.

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•

After failing in July 2008 to obtain in a summary procedure the suspension of the sale of the “Orange Sport” service, Free brought substantive proceedings before the Paris Commercial Court seeking to enjoin France Telecom from conditioning the subscription to this service on the purchase of an Orange broadband access subscription, together with an order that France Telecom pay damages indemnifying a loss estimated at 54 million euros. Neuf Cegetel joined the proceedings, also claiming damages but calling for an expert report to value its loss. On May 14, 2009, the Paris Court of Appeals overturned the judgment of the Commercial Court dated February 23, 2009, which had ordered France Telecom, subject to a financial penalty, to cease conditioning the linear TV broadcast of the Orange Sport service on the purchase of an Orange broadband access subscription and which had appointed a panel of experts to enable it to evaluate the amount of loss incurred by Free and Neuf Cegetel. This decision allowed France Telecom to resume marketing of the Orange Sport service to new subscribers. SFR and Free filed an appeal before the French Supreme Court.

At the same time, in February 2009, Canal+ and SFR filed a complaint with the French Competition Authority alleging tied sales  between the Orange Sport service and the Orange broadband Internet access offers and predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom the right to broadcast football games in France. The Competition Authority opened an investigation but, at this stage,  France Telecom has no information on these proceedings.

•

In March 2009, Vivendi and Iliad brought a joint complaint before the European Commission for abuse of adominant position with respect to France Telecom’s practices on the local loop and broadband Internet access wholesale markets since 2006. Vivendi and Iliad allege that France Telecom is engaged in price squeezing on the downstream markets for telephone services access and broadband access to multi-service offers. The Commission has not yet decided what action it will take as a result of this complaint.

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority that France Telecom had engaged in anticompetitive practices on the market of the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom itself bids in response to tender offers issued by the local communities. At this stage of the procedure, France Telecom has no access to the complaints of SFR and Altitude Infrastructure.

•

In April 2009, the European Commission informed TP S.A. that it was initiating proceedings against the company for breach of competition law in the broadband access market in Poland. This decision followed an inspection carried out by the Commission in September 2008 in the offices of TP S.A. and of its subsidiary PTK Centertel. TP S.A. has appealed to the ECFI from the Commission’s decision ordering this inspection. France Telecom cannot at this stage foresee the evolution of these proceedings.

•

In September 2006 and February 2007, the Polish Office for Electronic Communications (UKE) imposed on TP S.A. two successive fines of 100 million zlotys and 339 million zlotys (107 million euros in total) for among other allegations having established the tariffs of its Internet access offers (« Neostrada ») without previously submitting them to its review and without observing the rule which requires prices to be based on the cost of provision. TP S.A. believes that the UKE erred in challenging its Internet access tariffs since they are not defined as regulated services. Appeals are pending before the Competition and Consumer Protection Court which suspended the proceedings pending decisions of the ECJ which is examining (i) a suit of the European Commission seeking to prevent Poland from regulating a market without having previously made an analysis of the relevant market and (ii) a reference for a preliminary ruling from the Polish Administrative Supreme Court on the consistency with European law of a provision of Polish law prohibiting any tied sales.

Mobiles

•

On October 10, 2006, Bouygues Telecom filed a claim with the Competition Council relating to practices engaged in by Orange France and SFR in the French mobile telephony market and based on a collective dominance of the two operators. This complaint gave rise to two different investigations from the Competition Council on the Residential and Enterprise markets of the mobile industry. The investigation on the Residential market resulted in 2008 in the notification of complaints, followed by a final report pointing to the existence in 2006 and 2007 of a price squeeze between the mobile call termination tariff and the retail price of certain offers for consumers which included unlimited on-net service on Orange and SFR networks. In May 2009, the French Competition Authority found that the complaint required further investigation as to whether a potential discrimination among operators had occurred. France Telecom lodged an appeal against this decision and the Paris Court of Appeals should render its decision during the first half of 2010. The decision of the Competition Authority on the substance of the dispute is expected during the course of 2010.

In April 2008, Bouygues Telecom filed a new claim with the Competition Council, concerning the Enterprise mobile market. This claim is currently under investigation.

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•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the Competition Council respectively in July 2004 and July 2005, regarding practices of Orange Caraïbe and of France Telecom S.A. in the mobile and fixed to mobile markets in the Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009 ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total. France Telecom paid the fine but lodged an appeal against this decision before the Paris Court of Appeals.

At the same time as this procedure before the French Competition Authority, described in the preceding paragraph, in March 2009, the company Digicel (formerly Bouygues Telecom Caraïbe) initiated legal action for damages before the Paris Commercial Court amounting to an estimated 329 million euros, stemming from these practices. France Telecom believes that these demands are unfounded and that their amount would in any case appear to be totally unjustified.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in concerted practices with SFR and Bouygues Telecom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. After dismissal of Orange France’s appeal by the Paris Court of Appeals in December 2006 and partial annulment by the French Supreme Court in June 2007, the Court of Appeals, hearing the case on remand on March 11, 2009, dismissed again Orange France, SFR and Bouygues Telecom’s action for annulment of the decision of the French Competition Council. As the fine had been paid in 2005, this decision had no impact on the Group’s financial statements. France Telecom has filed a new appeal with the French Supreme Court.

•

On September 18, 2008, the Competition Council notified France Telecom of a substantive claim by Bouygues Telecom along with claims for pre-judgment measures, for anti-competitive agreements with Apple regarding conditions for distribution of the iPhone in the French market. On December 17, 2008, the Council upheld the request for pre-judgment measures and in particular ordered the suspension of the exclusivity arrangements between Apple and Orange and its distributors. The Paris Court of Appeals confirmed this decision on February 4, 2009, but on February 16, 2010, the French Supreme Court ruled that the legal grounds on which the suspension of exclusivity was based was erroneous and voided the decision of the Paris Court of Appeals. In addition, in order to close the substantive dispute, a Court-mandated settlement procedure was initiated, which resulted in November 2009 in the publication of commitments from Orange France and Apple. After an examination hearing held on December 9, 2009, the Competition Authority upheld these commitments on January 11, 2010.

•

In Switzerland, the Competition Council’s investigation into mobile call termination charges, which began at the end of 2002, is still pending. In February 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of a dominant position in the call termination market during the period prior to June 1, 2005, at which date Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an investigation into the period after June 1, 2005. In May 2009, the Swiss telecom regulator issued a report concluding that the call termination charges of the Swiss mobile operators are higher than those of comparable operators in other countries. A decision could be handed down during the first half of 2010.

•

In July 2009, following an investigation opened in October 2007, the national competition authority in Spain (CNC) ruled that there was no evidence of concerted practices among the country’s three main mobile telephone operators, Movistar, Vodafone and Orange, to increase their tariffs as of March 1, 2007. The CNC did not impose any fines on the operators.

•

In November 2009, the national competition authority in Romania carried out an inspection in the offices of Orange Romania. The Authority suspects infringement of competition law and notably concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. France Telecom cannot at this stage predict the evolution of these proceedings.

32.2

 Other proceedings

Civil and commercial proceedings, arbitration

•

On and after December 2003, the former MobilCom CEO Gerhardt Schmid (directly or through Mr. Wilhelm, the court-appointed liquidator in his personal bankruptcy) and his spouse Sybille Schmid-Sindram (in her name or through her company, Millenium, a shareholder of MobilCom), together with certain other minority shareholders of MobilCom, brought legal actions against France Telecom through three different procedures, either for hidden domination of MobilCom (minority shareholders' action), or for breach of the partnership created by the Cooperation Framework Agreement (CFA) dated March 23, 2000 in respect of the roll out of UMTS in Germany (Gerhardt Schmid's action). They claimed indemnification from the prejudice allegedly suffered because of the withdrawal from the UMTS project, materialized by the drastic drop of the MobilCom share price, and valued at several billion euros. In addition Mr. Schmid claimed that the waivers of rights to legal recourse he had agreed to, as part of the negotiated settlement under the “MobilCom Settlement Agreement” (MCSA) dated November 20, 2002, were null and void.

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The first action (Millenium), based on the losses suffered as a result of so-called de facto domination of MobilCom, was rejected on March 20, 2009 by the Court of Kiel. Millenium having limited its appeal to the claim brought on behalf of MobilCom, which was limited to 1 million euros, all other claims were therefore definitely rejected.

The second action (Spruchverfahren), also based on the negative consequences of the alleged dominant relationship, was definitively dismissed by the Schleswig Court of Appeals on August 27, 2008.

The third action (Wilhelm), based on contractual breach, brought by the liquidator in Mr. Schmid’s personal bankruptcy, was definitively  dismissed on September 29, 2009 by the Frankfurt Court of Appeals, (absent a petition for review by the liquidator). Mr. Schmid is currently claiming reimbursement of his legal costs before attempting to obtain from the German Supreme Court,  authorization to submit a personal petition for review.

These decisions are consistent with France Telecom's position in this litigation.

•

In 2001, a dispute arose over the interpretation of a contract for the sale and installation by the Danish company DPTG of a fiber optical transmission system, known as NSL, for the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP S.A. The contract, signed in 1991 and for which work was completed in 1994, provided for payment of part of the contract price by allocating to DPTG 14.8 % of certain revenues produced by the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009.

In 1999 the parties came into disagreement regarding the calculation of this revenue. Based on the view that a joint venture existed under the terms of the contract, DPTG initiated arbitration proceedings in 2001. In October 2008, DPTG increased the amount of its claim for the period ending in December 2007, to 840 million euros excluding interest. TP S.A. challenges both the basis of the claim and the amounts claimed by DPTG.

Between 2004 and 2007, the tribunal directed its attention to assessing the revenues that were supposed to have been shared. In 2008, the tribunal chairman was removed from his functions for lack of impartiality. Following the appointment of a new chairman and the scheduling of new procedural dates, the tribunal decided to split the case into two « time periods ». Hearings took place in January and April 2009 following which DPTG amended its claim to 370 million euros in principal and up to 300 million in interest for the first period from 1994 to June 2004. A decision was expected at the end of 2009 settling DPTG’s rights for the first period. However, on February 12, 2010, the tribunal issued a new procedural order instructing TP S.A. to submit the final quantification of its position by March 11, 2010.

•

In March 2009, the Arbitration Court of the International Chamber of Commerce (ICC) issued an award in favor of France Telecom, authorizing the company to acquire the 28.75 % equity interest in Mobinil held by Orascom Telecom for an amount of 4.01 billion Egyptian Pounds (507 million euros). Mobinil holds 51 % of ECMS, Egypt's leading mobile operator, which markets its services under the Mobinil brand. ECMS is listed on the Cairo and Alexandria stock exchange. Orascom Telecom directly owns a 20 % stake in ECMS. The arbitration award was not subject to any appeal within the requisite legal timeframe and the District Court of Geneva, the headquarters of the Arbitration Court, confirmed in May 2009 that it was binding.

With a view to implementing the arbitration award, France Telecom and Orascom Telecom submitted, in accordance with the rules in force, the documents necessary to execute the transfer of the Mobinil shares held by Orascom Telecom to France Telecom. This file was registered on April 15, 2009 with the relevant authority, the Trading Committee of the Cairo and Alexandria stock exchange, but was not examined pending a tender offer by France Telecom on the ECMS shares not held by Mobinil, approved by the Egyptian Financial Supervisory Authority (EFSA).

On December 10, 2009, the EFSA authorized France Telecom to launch a tender offer on the 49 million ECMS shares not held by Mobinil for a price of 245 Egyptian Pounds per share. However, this authorization was suspended by the Cairo Administrative Court on January 13, 2010 at the request of Orascom Telecom. The Court must now rule on the substance of the case, namely as to whether the EFSA authorization is to be annulled or not. The Court's decision is expected during the first quarter of 2010.

•

In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine claimed that Orange had unlawfully terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In March 2006, the Paris Commercial Court dismissed the shareholders’ claim but ordered Orange to pay Suberdine 12 million euros. Both Suberdine through its voluntary liquidator and Suberdine’s shareholders appealed, while the court-appointed liquidator formally gave notification of the Court’s decision. On November 26, 2008, the Paris Court of Appeals upheld the positions of Orange, holding Suberdine’s appeal to be invalid and that of the shareholders to be inadmissible and unfounded. As a result, the court’s March 2006 judgement has been implemented. On February 24, 2009, Suberdine filed an appeal with the Supreme Court.

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•

In 2007, the minority shareholders of FTML, who hold 33 % of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom believes that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded. The hearing before the tribunal is scheduled on March 16, 2010 and its decision is expected during the first half of 2010.

Administrative litigation

•

In November 2000, the SNCF brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, the SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held the SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. In September 2007, the SNCF lodged an appeal with the Administrative Supreme Court (Conseil d’Etat). The Court has not yet decided on the admissibility of the appeal.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom is aware, which may have or have had in the last twelve months a material impact on the company and/or Group’s financial position or profitability.

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Note 33 – Related-party transactions

33.1 Members of the Board of Directors and Group Management Committee of France Telecom

The following table shows the compensation disbursed by France Telecom S.A. and the companies it controls to persons who served on France Telecom's Board of Directors or Group Management Committee during 2009 or any part of the year.

(in euros)	December 31, 2009	December 31, 2008	December 31, 2007
Short-term benefits excluding employer social security contributions(1)	8,032,316	7,538,617	7,962,258
Short term benefits: employer social security contributions	2,059,607	1,886,695	1,893,757
Post-employment benefits(2)	1,177,067	1,480,357	1,642,186
Other long-term benefits	-	-	-
Termination benefits	-	-	4,691,381
Share-based compensation (3)	518,985	1,081,364	1,213,091

(1)

Since 2008, this includes all compensation recognized (gross salaries, bonuses, attendance fees and benefits in kind, incentive schemes and profit-sharing) over  the period whereas the 2007 amount included all compensation paid in 2007.

(2)

Service cost.

(3)

Expense recorded in the income statement in respect of stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2009 in respect of persons who were members of the Group Management Committee at the end of the year, including Didier Lombard, was 7,298,411 euros (7,167,251 euros in 2008 and 6,597,945 euros in 2007).

Following a decision of the Board of Directors approved by the May 26, 2009 Shareholders' Meeting, in the event the duties of Didier Lombard with the company were terminated, the Board of Directors may decide to grant him a termination settlement of up to 21 months of his compensation calculated on the average of his gross monthly compensation during the 24 months preceding the date of the Board's decision. This amount would include any settlement granted with respect to the termination of his currently suspended employment contract.

Didier Lombard has waived his right to receive attendance fees.

Contracts of other members of the Group Management Committee include a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

33.2 Related-party transactions

The related party transactions summarized below cover the main transactions carried out in the ordinary course of business with associates, proportionally consolidated companies and companies in which the Chairman of France Telecom's Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom's largest customers, as well as those to its various local and regional authorities, are provided on an arm's length basis.

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Transactions with associates

CET

Transactions with Compagnie Européenne de Téléphonie relate mainly to promotion and sales of Orange products, services and brands in sales outlets operating under the Photo Service and Photo Station names. Amounts due by CET or by France Telecom S.A. and its subsidiaries are shown down below:

(in millions of euros)	December 31, 2009	December 31, 2008
Assets
Trade receivables	39	51
Advances and down payments	19	-
Loans	46	32
Depreciation	(45)
Liabilities
Trade payables	(12)	6
Income statement
Revenues	105	109
Operating expenses	(129)	(81)
Interest	3	-

Other associates

Orange Brand Services Ltd invoiced brand fees to Orange Austria subgroup for an amount of 9.5 million of euros.

Other transactions carried out with associates during the financial year represented less than 5 million euros and are therefore not described below.

Transactions with proportionally consolidated companies

Material transactions have been carried out with the following companies:

Darty France Telecom

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	50	40	47
Trade payables	(67)	(55)	(63)
Sales of goods and services/Other operating revenues	24	27	31
Purchases of goods and services	(37)	(40)	(44)

ECMS

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	5	7	4
Trade payables	(2)	(2)	(1)
Sales of goods and services/Other operating revenues	28	20	17
Purchases of goods and services	(8)	(13)	(10)

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Néocles Corporate

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	2	1	-
Trade payables	(8)	(15)	(10)
Sales of goods and services/Other operating revenues	1	1	-
Purchases of goods and services	(13)	(22)	(5)

Irisnet

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	14	12	11
Trade payables	-	-	-
Sales of goods and services/Other operating revenues	6	5	5
Purchases of goods and services	-	-	-

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Note 34 – Subsequent events

Nil

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Note 35 – Fees paid to statutory auditors

As required by Decree No.2008-1487 of December 30, 2008 supplementing article R.233-14 §17 of the Code de Commerce, the following table shows the amount of auditors' fees included in the Group's consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully and proportionally consolidated subsidiaries.

	Deloitte						Ernst & Young
	Amount			%			Amount			%
(in millions of euros)	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Audit
- Statutory audit fees, certification, auditing of the accounts	13.8	19.0	17.7	96%	95%	98%	16.9	18.2	19.9	95%	94%	94%
Issuer	6.8	8.9	8.5	47%	45%	47%	7.4	8.7	8.4	42%	45%	40%
Subsidiaries	7.0	10.1(1)	9.2	49%	50%	51%	9.5	9.5	11.5	54%	49%	54%
- Ancillary assignments and services directly linked to the statutory auditors' mission	0.6	0.9	0.3	4%	5%	2%	0.7	1.0	1.1	4%	5%	5%
Issuer	0.3	0.3	0.3	2%	2%	2%	0.3	0.3	0.4	2%	1%	2%
Subsidiaries	0.3	0.6		2%	3%	0%	0.4	0.7	0.7	2%	4%	3%
Sub-total	14.4	19.9	18.0	100%	100%	99%	17.6	19.2	21.0	99%	99%	99%
Other services rendered by auditors' networks to fully-consolidated subsidiaries
- Tax	0.0	0.0	0.0	0%	0%	0%	0.2	0.2	0.2	1%	1%	1%
- Legal and personal-related	0.0	0.0	0.0	0%	0%	0%	0.0	0.0	0.0	0%	0%	0%
- Other	0.0	0.0	0.1	0%	0%	1%	0.0	0.0	0.0	0%	0%	0%
Sub-total	0.0	0.0	0.1	0%	0%	1%	0.2	0.2	0.2	1%	1%	1%
TOTAL	14.4	19.9	18.1	100%	100%	100%	17.7	19.4	21.2	100%	100%	100%
(1) Including 2.1 million euros for services rendered and billed in 2009, concerning statutory accounts of 2008 and preceeding years (this amount was not published in 2008).

Rules for approving auditors' fees

France Telecom's Audit Committee defines and oversees the procedures for selecting statutory auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the statutory auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguarding the auditors' independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees. Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditors’ independence.

All services provided by the statutory auditors in 2007, 2008 and 2009 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

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Note 36 – Scope of consolidation

The main changes in consolidation scope in the year ended December 31, 2009 are set out in Note 3. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France
Fully consolidated companies
France Segment	% interest	Country
Corsica Haut Débit	100.00	France
w-HA	100.00	France
Nordnet	100.00	France
Orange Distribution	100.00	France
Orange Promotions	100.00	France
Orange France SA	100.00	France
Orange Mayotte	100.00	France
Orange Assistance	100.00	France
Orange Caraïbe	100.00	France
Orange Réunion	100.00	France
FCT Valmy SCP	100.00	France
FCT Valmy SCE	100.00	France
SPM Telecom (Saint-Pierre & Miquelon)	70.00	France
Ten	94.85	France
Cityvox	100.00	France
Gironde Haut Débit	100.00	France

United Kingdom Segment	% interest	Country
OPCS - Orange Personal Com. Serv. Ltd	100.00	UK
HTRL - Orange Retail Limited	100.00	UK
Orange Home UK	100.00	UK
OHCS II - Serviços de Internet	100.00	Portugal
Orange pension Trustees Ltd	100.00	UK
Orange Services India Private Limited	100.00	India

Spain Segment	% interest	Country
Atlas Services Nederland (ASN)	100.00	Netherlands
Telecom España Distribucion SA	99.98	Spain
Inversiones en Telecomunicaciones	66.66	Spain
EresMas Inc	99.98	USA
Orange Catalunya Xarxes de Telecomunicacións S.A.	99.98	Spain
France Telecom Espana	99.98	Spain
StarMedia Mexico	98.98	Mexico
Terravista	99.98	Portugal

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Poland Segment (1)	% interest	Country
TPSA Eurofinance France SA.	49.79	France
PTK Centertel	49.79	Poland
ORE (Otwarty Rynek Elektroniczny)	49.79	Poland
TP SA Finance (BV)	49.79	Poland
TP SA Eurofinance (BV)	49.79	Poland
TP Invest	49.79	Poland
Telefon 2000	49.79	Poland
Telefony Podlaskie	27.44	Poland
TP SA	49.79	Poland
TP EmiTel	49.79	Poland
Exploris	49.79	Poland
TP Teltech	49.79	Poland
OPCO Sp. zo.o	49.79	Poland
Contact Center sp. z o.o.	49.79	Poland
Wirtualna Polska	49.79	Poland
PTE TP SA	49.79	Poland
Virgo Sp. Zo.o.	49.79	Poland
Fundacja Orange	49.79	Poland
Paytel SA	49.79	Poland
Ramsat SA	49.79	Poland
Prado Sp. z o.o.	49.79	Poland
(1) TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of the Supervisory Board members of TP SA; TP SA and its subsidiaries are therefore fully consolidated.

Rest of the World Segment	% interest	Country
France Cables et Radios	100.00	France
Orange Côte d'Ivoire	85.00	Ivory Coast
SOFRECOM	100.00	France
Sofrecom consultora	100.00	Argentina
Orange Slovensko	100.00	Slovakia
Mobistar	52.91	Belgium
Orange Dominicana SA	100.00	Dominican Rep.
Orange Communications S.A. (OCH)	100.00	Switzerland
Orange Madagascar	71.79	Madagascar
Orange CorpSec	100.00	Slovakia
CI TELCOM (2)	45.90	Ivory Coast
FCR Côte d'Ivoire	90.00	France
Jordan Telecom	51.00	Jordan

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Orange Romania	96.82	Romania
Orange Moldova	94.31	Moldavia
Mobilecom	51.00	Jordan
JIT CO	100.00	Jordan
Orange Botswana	53.68	Botswana
Orange Cameroon	99.50	Cameroon
FCR Vietnam PTE Ltd	74.00	Vietnam
Rimcom	100.00	Mauritius
Orange Liechtenstein AG	100.00	Liechtenstein
Orange SA (ex VOXmobile)	52.91	Luxembourg
Orange Network SA	100.00	Switzerland
Orange Armenia	100.00	Armenia
Fimocam	100.00	Cameroon
Sofrecom Polska sp zoo	100.00	Poland
Sofrecom Thailand	100.00	Thailand
Wanadoo Jordan	51.00	Jordan
Sonatel Multimedia (2)	42.33	Senegal
Côte d'Ivoire Multimedia (2)	45.90	Ivory Coast
Sofrecom Algérie	100.00	Algeria
Sofrecom Morocco	100.00	Morocco
Sofrecom Services Morocco	100.00	Morocco
Sonatel (2)	42.33	Senegal
Sonatel Mobile (2)	42.33	Senegal
Orange Mali (2)	29.71	Mali
E-Dimension	51.00	Jordan
Sonatel Business Solutions (2)	42.33	Senegal
Orange Cameroun Multimedia Services	99.50	Cameroon
Orange Bissau (2)	38.10	Guinea-Bissau
Orange Guinée (2)	35.90	Guinea
Orange Centre Africa	100.00	Central African Republic
Lightspeed Communications	51.00	Bahreïn
Orange Niger	89.60	Niger
Telkom Kenya (2)	40.03	Kenya
Orange Uganda Limited	65.93	Uganda
(2) As France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors, these subsidiaries are fully consolidated.

Enterprise Segment	% interest	Country
Almerys sas	64.00	France
Globecast France	100.00	France
Globecast Reportages	100.00	France
Globecast Holding	100.00	France
Globecast America Incorporated	100.00	USA
EGT S.A.	100.00	France

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FT Corporate Solutions LLC	100.00	USA
Globecast Italie	100.00	Italy
Telefact	66.96	France
Etrali Gemany	100.00	Germany
Etrali France	100.00	France
Etrali SA Spain	100.00	Spain
Etrali UK Limited	100.00	UK
Etrali North America Inc	100.00	USA
Etrali SPA Italy	100.00	Italy
Etrali HK Limited	100.00	Hong Kong
Etrali KK Japan	100.00	Japan
Etrali Singapore Pts	100.00	Singapore
Etrali Suisse	99.17	Switzerland
Etrali SA	100.00	France
Newsforce BV	100.00	Netherlands
FT Corporate Solutions Australia PTY Ltd	100.00	Australia
Orange Consulting	96.31	France
Data & Mobiles International	96.31	France
Globecast UK	100.00	UK
Equant B.V.	100.00	Netherlands
Enora Technologies	64.00	France
Netia	100.00	France
Netia Inc	100.00	USA
OB Participations	100.00	France
Globecast Asie	100.00	Singapore
France Telecom Servicios, S. de R.L. de C.V.	100.00	Mexico
Globecast Africa	100.00	South Africa
Groupe Diwan	99.88	France
Multimedia Business Services	96.31	France
GlobeCast South Africa (Proprietary) Limited	70.00	South Africa
Network Related Services	96.31	France
Silicomp Canada Inc	96.31	Canada
Silicomp-AQL	95.93	France
Obiane	96.31	France
SCI Groupe Silicomp	95.51	France
Silicomp Management	96.30	France
Silicomp Belgium	96.31	Belgium
Silicomp Benelux	96.31	Belgium
Telecom Systems	96.31	Switzerland
Silicomp Asia Pte Ltd	96.31	Singapore
Silicomp (Malaysia) SDN BHD	96.31	Malaysia
Silicomp India	96.31	India
Silicomp China Limited	96.31	Hong Kong
Silicomp Taiwan	96.31	Taiwan
Feima Limited	96.31	Taiwan
Etrali Beijng	100.00	China

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International Carrier & Shared Services Segment	% interest	Country
RAPPTEL SAS	100.00	France
RAPP 9	100.00	France
FTIMMO H	100.00	France
FTIMMO Gestion	100.00	France
FTIMMO GL	100.00	France
Orange Participations	100.00	France
Orange Sports	100.00	France
FT Capital Development	100.00	France
Innovacom gestion	50.00	France
Francetel	100.00	France
Telincom Courtage	100.00	France
FT Technologies Invest.	100.00	France
France Telecom Lease	100.00	France
Viaccess	100.00	France
FTMI	100.00	France
FTM Liban	67.00	Lebanon
Wirefree Services Belgium	100.00	Belgium
Orange SA – Corp. UK France	100.00	France
OLTD – Orange Group Etat-Major	100.00	UK
Orange Sverige	100.00	Sweden
Orange International Ltd	100.00	UK
Orange Overseas Holdings No. 2 Ltd	100.00	UK
Orange Austria Ltd	100.00	UK
Orange Holdings Ltd	100.00	UK
Orange Cellular Services Ltd	100.00	UK
Orange Payment Handling Services Ltd	100.00	UK
Orange Paging Ltd	100.00	UK
Orange World Inc.	100.00	USA
Orange Global Ltd	100.00	UK
Orange Direct Ltd	100.00	UK
Orange A/S Hodg Denmark	100.00	Denmark
Orange Brand Services Ltd	100.00	UK
FTP Holding Inc	100.00	USA
RAPP 26	100.00	France
Studio 37	100.00	France
Orange Vallée	100.00	France
Orange East-Africa	78.50	France
FT R&D UK Ltd	100.00	UK

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France Telecom Japan Co. Ltd	100.00	Japan
FT R&D LLC Boston	100.00	USA
FT R&D LLC San Francisco	100.00	USA
FT R&D Beijing	100.00	China
Miaraka	100.00	Madagascar
MMT Telecom Holding BV	100.00	Netherlands
MMT Bis	100.00	Moldavia
Orange Cinéma Series	100.00	France
Soft At Home	60.00	France
Orange Prestations TV	100.00	France
Orange Capital Management	100.00	France
FT Marine	100.00	France
Wirefree Services Denmark 1	100.00	Denmark
FT Participations US Inc.	100.00	USA
FTNA	100.00	USA
Telsea	60.80	Mauritius
Wanadoo Ltd	100.00	UK
Freeserve Investment Ltd	100.00	UK
FTLD USA	100.00	USA
GOA Games Services Ltd	100.00	Ireland
Chamarel Marine Services	100.00	Mauritius
Immobilière FT	100.00	France
FCT Titriobs	100.00	France
FCT Valmy SCR	100.00	France
Atlas Serv. Belgium	100.00	Belgium
FT Immo Orléans	100.00	France
Orange Venture Capital Investment Management Ltd	100.00	China
Orange Venture Capital Investment (Beijing)Ltd	100.00	China
Unanimis Holdings Limited	100.00	UK
Unanimis Consulting Limited	100.00	UK
Orange Mobile Service Ltd	100.00	UK
Orange FURBS Trustees Ltd	100.00	UK
Orange Belgium	100.00	Belgium
Wormy	100.00	France
FTP Holdco 1 LLC	100.00	USA
Sofinergie 4	99.78	France
Sofinergie 5	98.03	France
Orca Interactive	100.00	Israel
CAPAC	99.78	France

Proportionally consolidated companies
France Segment	% interest	Country
DARTY France Telecom	50.00	France

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Rest of the World Segment	% interest	Country
Irisnet	26.45	Belgium
Mobinil (3)	71.25	Egypt
ECMS (4)	36.36	Egypt
Mobinil Services (4)	36.33	Egypt
Mauritius Telecom	40.00	Mauritius
Telecom Plus	40.00	Mauritius
Cell Plus	40.00	Mauritius
Mobinil for Importing S.A.E (4)	37.04	Egypt
Getesa	40.00	Equatorial Guinea
Vanuatu Telecom Limited	50.01	Vanuatu
Teleservices Ltd	40.00	Mauritius
Call Services Ltd	40.00	Mauritius

(3)

France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(4)

ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

Enterprise Services Segment	% interest	Country
Globecast Australia	50.00	Australia
Neocles Corporate (5)	51.00	France
Silicomp Software Validation	48.16	France
(5) Neocles Corporate is proportionally consolidated as it is jointly controlled by France Telecom and the non-controlling shareholders.

International Carrier & Shared Services Segment	% interest	Country
Innovacom III	34.28	France

Associates consolidated by the equity method
France Segment	% interest	Country
GIE Preventel	27.90	France
Compagnie Européenne de Téléphonie (CET group) (6)	61.37	France
Compagnie du Téléphone S.a.r.l	24.99	Luxembourg
(6) As France Telecom exercises significant influence over Compagnie Européenne de Téléphonie, that company is accounted for on the equity method.

United Kingdom Segment	% interest	Country
Midland Commun. Distrib. Ltd	35.00	UK
Mainline Comm Group Plc UK	26.00	UK

Spain Segment	% interest	Country
Safelayer	16.21	Spain
Store Alcala	49.99	Spain
Absline Multimedia	47.49	Spain

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Rest of the World Segment	% interest	Country
Orange Tunisie	49.00	Tunisia
Planet	49.00	Tunisia

International Carrier & Shared Services Segment	% interest	Country
Sonaecom, SGPS, SA	20.00	Portugal
Group One	35.00	Austria
Orange BNP Paribas Services (7)	50.00	France
(7) As France Telecom has significant influence over Orange BNP Paribas Services, that company is accounted for by the equity method.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 1, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer